8/1

06015796

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Indian Petrochemicals Corporation Limited

*CURRENT ADDRESS P.O. Petrochemicals, Dist, Vadodara - 391 346 India

**FORMER NAME

PROCESSED AUG 0 8 2006 E THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3958

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/7/06

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

RECEIVED
2004 AUG -1 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 27, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra - Kurla Complex, Bandra (W)
Mumbai 400 051

The Secretary
Mumbai Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Board Meeting held on April 27, 2004

In continuation of our letter of date informing you the Audited Financial Results of the Company for the year ended March 31, 2004, we wish to inform you that Sri. Anil D. Ambani, Director of the Company, has been appointed as Vice Chairman of the Board of Directors of the Company, with effect from today, at the said meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

(Shashikala Rao)
Deputy Company Secretary

Copy to :
1. The Calcutta Stock Exchange Association Limited
2. National Securities Depository Limited, Mumbai
3. Central Depository Services (India) Limited, Mumbai
4. Luxembourg Stock Exchange, Luxembourg

RECEIVED
Central Depository Services (India) Ltd.
28 APR 2004
Contents not Verified
NO. 8169

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

November 30, 2005

The Secretary
The Manager, Listing Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn : Shri S Subramanian, DCS-CRD

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock exchange Association Limited
7 Lyons Range
Kolkata 700 001

Dear Sir,

Sub:- Change in Directorship

In terms of Clause 32 of the Listing Agreement, we wish to inform you that S/Shri G.S. Sandhu and Ramesh Inder Singh have ceased to be directors, representing the Government of India, pursuant to the withdrawal of nomination by Government of India in October 2005.

Kindly take note of the same.

Thanking you,

Yours Faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

o/c

NSEIL
01 DEC 2005
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 24, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range
Calcutta - 700 001

Sir,

Sub: Appointment of an Additional Director

In terms of Clause 30 of the Listing Agreement, we wish to inform you that Shri Shiv Kumar Bhardwaj has been appointed as an Additional Director of the Company in the meeting of the Board of Directors held on January 19, 2006.

Kindly take note of the same.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

NSEIL
25 JAN 2006
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)28/03/2005
REC. NO. : 591220 **REG. NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	20/01/2005	N	500
			A	1000

(KKP) Fees Paid **TOTAL** 1500

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN PETROCHEMICALS CORP. LTD.

FORM No. 32

Registration No. of Company : 04-1569
Nominal Capital : Rs. 800 crore

THE COMPANIES ACT, 1956
Particulars of Appointment of Directors and Manager and changes among them
[Pursuant to section 303 (2)]

Name of Company : **INDIAN PETROCHEMICALS CORPORATION LIMITED**
Presented by : Shashikala Rao, Deputy Company Secretary

Note - If a company has no particulars to be included in one or two of the headings 'A', 'B' and 'C', the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names, and surname in full	Father's/Husband's Name	Usual residential Address	Nationality	Date of appointment or change	Brief particulars of change
(1)	(2)	(3)	(4)	(5)	(6)
Anil Dhirubhai Ambani	(Late) Shri Dhirubhai H. Ambani	'Sea Wind' 39, Cuffe Parade, Colaba, Mumbai 400 005	Indian	January 20, 2005	Resigned as Vice Chairman and Director

Note - (1) A note of changes should be made in Column (6) e.g. by inserting against the name of new director, etc., the words "in place of ...." and by indicating against the name of the former director the cause for the change e.g., by death, resignation, retirement, rotation, disqualification, etc.
(2) In case of Managing Director his designation should be stated with his name in column (1)

B. Omitted

C. **Appointment of and changes in managership and secretaryship :-**

Name or names, and Surname in full	Father's/Husband's Name	Usual residential Address	Nationality	Date of appointment Or change	Brief particulars of change
(1)	(2)	(3)	(4)	(5)	(6)
NOT APPLICABLE					

Dated : March 25, 2005

For Indian Petrochemicals Corporation Limited

Signature

Shashikala Rao

Designation **Deputy Company Secretary**

INDIAN PETROCHEMICALS CORP. LTD.

Note – (1) For the purposes of this form particulars of a person appointed as Manager within the meaning of section 2(24) of the Companies Act, 1956, need be given.

(2) A note of change as also the cause of change, e.g. by death, resignation, removal, disqualification, etc. should be stated in column (6).

FILING RECEIPT FOR FORM NO. 32

FOR

CESSATION OF SHRI RAMESH INDER SINGH AND G. S. SANDHU AS DIRECTORS OF THE COMPANY

DT. OF DOC. – OCT 25, 2005

DT. OF FILING – NOV 7, 2005

FILING FEE – RS. 500

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)07/11/2005
REC. NO.: 630183 REG. NO.: 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	25/10/2005	N	500

(N.K.S.) Fees Paid TOTAL 500

N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN PETROCHEMICALS CORP. LTD.

FORM No. 32

Registration No. of Company : **04-1569**
Nominal Capital : **Rs. 800 crore**

THE COMPANIES ACT, 1956
Particulars of Appointment of Directors and Manager and changes among them
[Pursuant to section 303 (2)]

Name of Company : **INDIAN PETROCHEMICALS CORPORATION LIMITED**
Presented by : **Ms. Shashikala Rao, Deputy Company Secretary**

["Note - If a company has no particulars to be included in one or two of the headings 'A', 'B' and 'C', the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed."]

A. Appointment of and changes among Directors

Name or names, and surname in full	Father's/~~Husband's~~ name	Usual Residential address	Nationality	Date of ~~appointment,~~ ~~or~~ change	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Shri G. S. Sandhu	Late Shri A. S. Sandhu	Department of Chemicals & Petrochemicals, 340C, A Wing, Shastri Bhavan, New Delhi 110 001	Indian	Oct. 25, 2005	Ceased to be Director representing the Government of India in terms of letter no. 30014/1/2002-US (PC) dated October 7/13, 2005 and noted by the Board at its meeting held on October 25, 2005
Shri Ramesh Inder Singh	Shri Joginder Singh	Room No. 340-C, A Wing, Shastri Bhavan, New Delhi 110 001	Indian	Oct. 25, 2005	Ceased to be Director representing the Government of India in terms of letter no. 30014/1/2002-US (PC) dated October 7/13, 2005 and noted by the Board at its meeting held on October 25, 2005

Note - (1) A note of changes should be made in Column (6) e.g. by inserting against the name of new director, etc., the words "in place of ...." and by indicating against the name of the former director the cause for the change e.g., by death, resignation, retirement, rotation, disqualification, etc.
(2) In case of Managing Director his designation should be stated with his name in column (1).

B. Omitted

INDIAN PETROCHEMICALS CORP. LTD.

C. Appointment of and changes in managership and secretaryship.

Name or names, and surname in full	Father's/~~Husband's~~ name	Usual residential address	Nationality	Date of appointment or changes	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
NOT APPLICABLE					

Dated : October 31, 2005

For **Indian Petrochemicals Corporation Limited**

Signature

Shashikala Rao

Designation **Deputy Company Secretary**

Note – (1) For the purposes of this form particulars of a person appointed as Manager within the meaning of section 2(24) of the Companies Act, 1956, need be given.

(2) A note of change as also the cause of change, e.g. by death, resignation, removal, disqualification, etc. should be stated in column (6).

INDIAN PETROCHEMICALS CORP. LTD.

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

HROC(GUJARAT,DADRA&NAGARHAVELI)24/01/2006
REC. NO.: 647391 REG NO.: 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	DRAFT	19/01/2006	N	500
FORM 29	DRAFT	19/01/2006	N	500
(N.K.S.) Fees Paid		TOTAL		1000

N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN PETROCHEMICALS CORP. LTD.

FORM NO. 32

Registration No. of Company : 04-1569
Nominal Capital : Rs. 800 Crore

THE COMPANIES ACT, 1956
Particulars of Appointment of Directors and Manager and changes among them
[Pursuant to section 303 (2)]

Name of Company : **INDIAN PETROCHEMICALS CORPORATION LIMITED**
Presented by : **Ms. Shashikala Rao, Deputy Company Secretary**

["Note - If a company has no particulars to be included in one or two of the headings 'A', 'B' and 'C', the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed."]

A. Appointment of and changes among Directors

Name or names, and surname in full	Father's/ ~~Husband's~~ Name	Usual residential Address	Nationality	Date of appointment ~~or change~~	Brief particulars of change
(1)	(2)	(3)	(4)	(5)	(6)
Shri Shiv Kumar Bhardwaj	Shri Ramanand Bhardwaj	142/143, Maker Tower 'J' Cuffe Parade Mumbai 400 005	Indian	19.01.2006	Appointed as an Additional Director

Note – (1) A note of changes should be made in Column (6) e.g. by inserting against the name of new director, etc., the words "in place of ...." and by indicating against the name of the former director the cause for the change e.g., by death, resignation, retirement, rotation, disqualification, etc.

(2) In case of Managing Director his designation should be stated with his name in column (1)

B. Omitted

INDIAN PETROCHEMICALS CORP. LTD.

C. Appointment of and changes in managership and secretaryship:

Name or names, and Surname in full	Father's/Husband' Name	Usual residential Address	Nationality	Date of appointment or change	Brief particulars of change
(1)	(2)	(3)	(4)	(5)	(6)
		NOT APPLICABLE			

Dated: **January 19, 2006**

For **Indian Petrochemicals Corporation Limited**

Signature
Name **Shashikala Rao**
Designation **Deputy Company Secretary**

Note - (1) For the purposes of this form, particulars of a person appointed as Manager within the meaning of section 2(24) of the Companies Act, 1956, need be given.

(2) A note of change as also the cause of change, e.g. by death, resignation, removal, disqualification, etc. should be stated in column (6).

INDIAN PETROCHEMICALS CORP. LTD.

RECEIVED
2005 AUG -1 P 2:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE COMPANIES ACT (1 OF 1956)

SCHEDULE V – PART II

(See Section 159)

ANNUAL RETURN

OF

INDIAN PETROCHEMICALS CORPORATION LIMITED

Company No : 04 - 1569

Made up to : June 12, 2004

Form of Annual Return of A Company Having a Share Capital

ANNUAL RETURN

THE COMPANIES ACT (1 OF 1956)
SCHEDULE V – PART II
(See Section 159)

I. REGISTRATION DETAILS

Registration No. 1569 State Code 04 (refer Code List 1)

Registration Date 22 (Date) 03 (Month) 1969 (Year)

Whether shares listed on Recognised Stock exchange (Y-Yes N-No): Y

If yes, Stock Exchange Code (totals) (Refer Code List 2): A1025 B0000

AGM Held (Y-Yes N-No): Y

Date of AGM/ 12 (Date) 06 (Month) 04 (Year)

II. NAME AND REGISTERED OFFICE ADDRESS OF COMPANY

Company Name: INDIAN PETROCHEMICALS CORPORATION LIMITED

Address: PO PETROCHEMICALS DIST. VADODARA

Town / City: VADODARA

State: GUJARAT Pin Code 391346

Telephone with STD: 0265 3067221

Fax Number: 0265 3067333

E-Mail Address: InvestorRelations.Corpo@ipcl.co.in

II CAPITAL STRUCTURE OF THE COMPANY (AMOUNT IN RS.THOUSANDS)

Authorised Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (In Rs.)
i Equity	400000000	10
ii Preference	400000000	10
Total Authorised Capital	8000000	

Issued Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
i Equity	250533761	10
ii Preference	NIL	-
Total Issued Capital	2505337	

Subscribed Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
i Equity	248225622	10
ii Preference	NIL	-
Total subscribed Capital	2482256	

Paid-up Share Capital Breakup

Type of Shares	No. of shares	Amount paid-up (In Rs.)
i Equity	248225622	10
ii Preference	NIL	-
Total paid-up Capital	2482256	

Debenture Breakup : Debentures : Series 'K' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	8500	100000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-

Total Amount (Rs. 000) [1] 850000

1 **As per the terms of offer, the Company originally issued 8,500 – 14.50% Series 'K' non-convertibl. debentures of the nominal value of Rs. 1 lakh each aggregating to Rs. 85 crores. The Company has redeemed the bonds partially on May 31, 2004 as per redemption schedule and consequently the face value of the debentures stands reduced to Rs. 33,333/- and the amount outstanding under this series is Rs. 28.33 crores.**

Debenture Breakup : Debentures : Series 'L' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	100	10000000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-

Total Amount (Rs. 000) [2] 1000000

2 **As per the terms of offer, the Company originally issued 100 – 13.35% Series 'L' non-convertible debentures of the nominal value of Rs. 1 crore each aggregating to Rs. 100 crores. The Company has redeemed the bonds partially on Aug 31, 2003 as per redemption schedule and consequently the face value of the debentures stands reduced by 33% to Rs. 67,00,000/- and the amount outstanding under this series is Rs. 67 crores.**

Debenture Breakup : Debentures : Series 'N' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	203	10000000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	[3] 2030000	

3 **As per the terms of offer, the Company originally issued 203- 10.20% Series 'N' non-convertible debentures of the nominal value of Rs. 1 crore each aggregating to Rs. 203 crores. The Company has redeemed the bonds partially on Jul 25, 2003 as per redemption schedule and consequently the face value of the debentures stands reduced by 50% to Rs. 50,00,000/- and the amount outstanding under this series is Rs. 101.50 crores.**

Debenture Breakup : Debentures : Series 'S' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	950	1000000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	[4] 950000	

4 **As per the terms of offer, the Company originally issued 1,250 - 9.90% non-convertible debentures of the nominal value of Rs. 10 lakhs each aggregating to Rs. 125 crores. Out of this, the Company has repurchased 200 debentures on June 10, 2004. The amount outstanding under this series is Rs. 95 crores.**

Debenture Breakup : Debentures : Series 'T' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	750	1000000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	[5] 750000	

5 **As per the terms of offer, the Company originally issued 1,250 – 9.60% non-convertible debentures of the nominal value of Rs. 10 lakhs each aggregating to Rs. 125 crores. Out of this, the Company has repurchased 350 debentures on June 10, 2004. The amount outstanding under this series is Rs. 75 crores.**

NB : TOTAL OUTSTANDING DEBENTURES : RS. 366.83 CRORES. (SERIES K, L, N, S, T)

III. DIRECTORS/MANAGERS/SECRETARY INFORMATION (PAST AND PRESENT) (Name & Other Particulars) (Refer Clause 6 of Part I of Schedule V)

1. Name: A M B A N I | D H I R U B H A I | M U K E S H
Surname | Middle Name | First Name

Nationality: I — I-Indian, F-Foreign
Date of Birth: 19 (Date) 04 (Month) 57 (Year)

Designation: C — C – Chairman; W – Whole time Director, S – Secretary, R – Manager; D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)
Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

---

2. Name: A M B A N I | D H I R U B H A I | A N I L
Surname | Middle Name | First Name

Nationality: I — I-Indian, F-Foreign
Date of Birth: 04 (Date) 06 (Month) 59 (Year)

Designation: VC — C – Chairman cum Managing Director; VC – Vice Chairman; W – Whole time Director, S – Secretary, R – Manager; D – Director, M – Managing Director

Date of Appointment: 20 (Date) 08 (Month) 02 (Year)
Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

---

3. Name: M E S W A N I | R A S I K L A L | N I K H I L
Surname | Middle Name | First Name

Nationality: I — I-Indian, F-Foreign
Date of Birth: 13 (Date) 02 (Month) 66 (Year)

Designation: D — C – Chairman cum Managing Director; W – Whole time Director, S – Secretary, R – Manager; D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)
Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

IV. DIRECTOR/~~MANAGER/~~SECRETARY INFORMATION (CONTD.) (ADDRESSES)

1. Address: SEA WIND
39, CUFFE PARADE, COLABA
Town / City: MUMBAI
District:
State: MAHARASHTRA
Pin Code: 400005

---

2. Address: SEA WIND
39, CUFFE PARADE, COLABA
Town / City: MUMBAI
District:
State: MAHARASHTRA
Pin Code: 400005

---

3. Address: 242, RAMBHA APARTMENT
66, NAPEAN SEA ROAD
Town / City: MUMBAI
District:
State: MAHARASHTRA
Pin Code: 400006

---

4. Name | J A I N | J A I K U M A R | A N A N D
Surname | Middle Name | First Name

Nationality [I] I-Indian F-Foreign   Date of Birth [1 4] Date [0 1] Month [5 7] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year   Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

5. Name | N A N A V A T Y | P A N T I L A L | K A M A L
Surname | Middle Name | First Name

Nationality [I] I-Indian F-Foreign   Date of Birth [2 2] Date [1 1] Month [4 5] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year   Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

6. Name | A N A N D | | S A N D E S H K U M A R
Surname | Middle Name | First Name

Nationality [I] I-Indian F-Foreign   Date of Birth [1 0] Date [1 2] Month [4 2] Year

Designation [W] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year   Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

4. Address | 8 2 MAKER CHAMBERS-III
NARIMAN POINT

Town / City | MUMBAI

District |

State | MAHARASHTRA

Pin Code | 400021

---

5. Address | 61, RADHEYA, PLOT NO-359
14TH ROAD, KHAR(WEST)

Town / City | MUMBAI

District |

State | MAHARASHTRA

Pin Code | 400052

---

6. Address | A-17, CHANAKYAPURI
NEW SAMA ROAD

Town / City | VADODARA

District | VADODARA

State | GUJARAT

Pin Code | 390008

83

7. Name | C | H | A | W | L | A | | | | | | | | | | | | | A | S | H | O | K | | |

Surname — Middle Name — First Name

Nationality [I] I-Indian F-Foreign — Date of Birth [0 8] Date [0 1] Month [5 1] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year — Date of Ceasing [1 9] Date [0 9] Month [0 3] Year

Election Commission Identity Card No. [N . A .]

---

8. Name | S | A | N | D | H | U | | | | S | | | | | | | G | U | R | D | I | A | L |

Surname — Middle Name — First Name

Nationality [I] I-Indian F-Foreign — Date of Birth [1 1] Date [0 9] Month [5 5] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [1 3] Date [1 0] Month [0 3] Year — Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

9. Name | S | I | N | G | H | | | | | | | I | N | D | E | R | | | | R | A | M | E | S | H |

Surname — Middle Name — First Name

Nationality [I] I-Indian F-Foreign — Date of Birth [0 9] Date [0 9] Month [4 9] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 9] Date [1 2] Month [0 2] Year — Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

7. Address D-II/72, SATYA MARG
CHANAKYAPURI

Town / City NEW DELHI

District

State NEW DELHI

Pin Code 110021

---

8. Address C\O. DEPARTMENT OF CHEMICALS AND PETROCHEMICALS

340C, A WING, SHASHTRI BHAVAN

Town / City NEW DELHI

District

State NEW DELHI

Pin Code 110011

---

9 Address C\O. DEPARTMENT OF CHEMICALS AND PETROCHEMICALS

340C, A WING, SHASHTRI BHAVAN

Town / City NEW DELHI

District

State NEW DELHI

Pin Code 110011

81

10. Name | L | O | D | H | A | | | | S | I | N | G | H | | | R | A | J | E | N | D | R | A |

Surname Middle Name First Name

Nationality [I] I-Indian F-Foreign Date of Birth [0 6] Date [0 9] Month [4 2] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

11. Name | H | A | R | I | B | H | A | K | T | I | | V | I | S | H | N | U | B | H | A | I | | S | H | A | I | L | E | S | H |

Surname Middle Name First Name

Nationality [I] I-Indian F-Foreign Date of Birth [1 2] Date [0 3] Month [5 6] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

12. Name | B | H | A | S | I | N | | | | | | | | | | | | | | L | A | L | I | T |

Surname Middle Name First Name

Nationality [I] I-Indian F-Foreign Date of Birth [1 9] Date [0 1] Month [3 9] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

10. Address	8, NATIONAL TOWER
	13, LOUDON STREET
Town / City	KOLKATA
District	
State	WEST BENGAL
Pin Code	700017

11. Address	42, FREE PRESS HOUSE
	215, NARIMAN POINT
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400021

12. Address	10, HAILEY ROAD, 10TH, FLOOR
	DAKSHINESHWAR BLDG.
Town / City	NEW DELHI
District	
State	NEW DELHI
Pin Code	110001

13. Name	JUNNARKAR (Surname)	HEMENDRA (Middle Name)	SANDEEP (First Name)
Nationality	I (I-Indian, F-Foreign)	Date of Birth	02 (Date) 07 (Month) 51 (Year)
Designation	D	C – Chairman cum Managing Director W – Whole time Director, S – Secretary, R – Manager D – Director, M – Managing Director	
Date of Appointment	04 (Date) 06 (Month) 02 (Year)	Date of Ceasing	- - (Date) - - (Month) - - (Year)
Election Commission Identity Card No.	N.A.		

Name	NAIDU (Surname)	A (Middle Name)	PARTHASARTHY (First Name)
Nationality	I (I-Indian, F-Foreign)	Date of Birth	07 (Date) 03 (Month) 53 (Year)
Designation	S	C – Chairman cum Managing Director W – Whole time Director, S – Secretary, R – Manager D – Director, M – Managing Director	
Date of Appointment	15 (Date) 03 (Month) 96 (Year)	Date of Ceasing	30 (Date) 08 (Month) 03 (Year)
Election Commission Identity Card No.	N.A.		

Name	RAO (Surname)	(Middle Name)	SHASHIKALA (First Name)
Nationality	I (I-Indian, F-Foreign)	Date of Birth	24 (Date) 09 (Month) 64 (Year)
Designation	S	C – Chairman cum Managing Director W – Whole time Director, S – Secretary, R – Manager D – Director, M – Managing Director	
Date of Appointment	28 (Date) 01 (Month) 04 (Year)	Date of Ceasing	- - (Date) - - (Month) - - (Year)
Election Commission Identity Card No.	N.A.		

13. Address: 1702, WALLACE APARTMENTS-I
1, NAUSHIR BHARUCHA MARG

Town / City: MUMBAI

District:

State: MAHARASHTRA

Pin Code: 400007

Address: E-15, PETROCHEMICALS
TOWNSHIP

Town / City: VADODARA

District: VADODARA

State: GUJARAT

Pin Code: 391345

Address: 52 SANTOSH TOWER
CROSS ROAD NO. 3
LOKHANDWALA COMPLEX
ANDHERI (WEST)

Town / City: MUMBAI

District:

State: MAHARASHTRA

Pin Code: 400058

V. DETAILS OF SHARES / DEBENTURES HELD AT DATE OF AGM

Details of Shares / Debentures as at June 12, 2004 are contained in one DAT Tape enclosed herewith.

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname — Middle Name — First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname — Middle Name — First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname — Middle Name — First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

V. DETAILS OF SHARES/DEBENTURES HELD AT DATE OF AGM (Contd.)

Address

Town / City

District

State

Pin Code

Address

Town / City

District

State

Pin Code

Address

Town / City

District

Pin Code

VI. DETAILS OF SHARES/DEBENTURES TRANSFERS SINCE DATE OF LAST AGM

Date of Previous AGM

Date	Month	Year
13	06	03

Details of Shares / Debentures transfers up to June 12, 2004 are contained in one DAT Tape enclosed herewith

Date of Registration of Transfer of shares — Date / Month / Year

Type of Transfer — 1 – Equity, 2 – Preference Shares 3 – Debentures, 4 – Stock

Number of shares Debentures transferred — Amount per shares (in Rs.)

Ledger Folio of Transferor

Transferor's Name

Ledge Folio of Transferee

Transferee's Name

Date of Registration of Transfer of shares

Type of Transfer — 1 – Equity, 2 – Preference Shares 3 – Debentures, 4 – Stock

Number of shares Debentures transferred — Amount per shares (in Rs.)

Ledger Folio of Transferor

Transferor's Name

Ledger Folio of Transferee

Transferee's Name

VII. INDEBTEDNESS OF THE COMPANY (Amount in Rs. Thousands)

(Secured Loans including interest outstanding / accrued but not due for payment)

Amount (Rs. 000) | | | 1 | 1 | 5 | 0 | 9 | 8 | 0 | 0 |

EQUITY SHARE CAPITAL BREAKUP (Percentage of Total Equity)

Govt. (Central & State)	RPIL [Strategic Partner]	Public Financial Inst.	Nationalised/Other Bank
00.45	46.00	08.72	00.94
Mutual Funds	**Venture Capital**	**Foreign Holdings FII/FC/FFI/NRI/OCB**	**Bodies Corporate (Not mentioned above)**
05.78	NIL	13.22	013.92
Directors/Relatives of Directors		**Other top 50 shares holders (other than those mentioned above)**	
00.00		010.56	

We certify that:

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely;

(b) since the date of the last annual return the transfer of all shares and debentures the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose;

(c) the whole of the amount of dividend remaining unpaid or unclaimed for a period of seven years from the date of transfer to the special account has been transferred to the Investors' Education & Protection Fund of the Central Government as required under sub-section 5 of Section 205A.

(d) The company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation of the public to subscribe for any shares or debentures of the company. **Not Applicable**

(e) Where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause (1) section 3 are not to be included in the reckoning the number of fifty; **Not Applicable.**

(f) Since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty-five percent, or more of its paid-up share capital; **Not Applicable.**

(g) The company did not have average turnover of Rs.Ten Crores or more during relevant period; **Not Applicable.**

(h) Since the date of the annual general meeting with reference to which last return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty-five percent or more of the paid-up share capital of one or more public companies; **Not Applicable**; and

(i) The private company did not accept or renew or invite deposits from public. **Not Applicable.**

For Indian Petrochemicals Corporation Limited

Whole-time Director: ____________________
(S K Anand)

Deputy Company Secretary

~~Director/Managing Director/Manager/~~Secretary: ____________________
(Shashikala Rao,

For M.H. TRIVEDI & ASSOCIATES :

Secretary in whole time practice: ____________________
(M H Trivedi)
CP No: 287

Note: Certificates to be given by a Director and Manager / Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.

Clauses (d) to (i) above are assumed to be applicable to Private Limited Companies' return and hence they are not applicable to I.P.C.L.

No. 40284
सं

Tele No. 743 85 31-746 38 41
Gram : COMPANYREG

प्राप्ति प्रपत्र (रोकड)

Receipt form (cash)

कम्पनियों के रजिस्ट्रार का कार्यालय, गुजरात, अहमदाबाद – 380 013

OFFICE OF THE REGISTRAR OF COMPANIES, GUJARAT

ROC Bhavan, Opp. Rupal Park, Nr. Ankur char Rasta,
Naranpura, AHMEDABAD-380 013.

दिनांक
Dated 13/7/2004

Co. NO. 1569

के साथ प्राप्ति को पत्र सं.
Received from M/s Indian petrochemicals Corp. Ltd

रुपयों की राशी (शब्दोमें) के लिए शुल्क रूप में
the sum of Rupess (in words) being the fees for :

रु:
Rs. 500/-

के रजिस्ट्रीकरण
Registration of

को अभिलिखित करने
Recording

को फाईल करने
Filling A/R 12.6.2004.

के प्रमाणपत्र
Certificate

के निरक्षण
Inspection of

के प्रतिलिपी (शब्द की संख्या)
Copy of (number of words)

कुल रु.
Total Rs. 500/-

CB/ 126876 8.7.04.

कम्पनी रजिस्टार, गुजरात
दादरा और नगर हवेली
Registrar of Companies, Gujarat
Dadar & Nagar Haveli

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)08/08/2005
REC. NO.: 607211 **REG. NO.:** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
A/R (SH-5)	DRAFT	27/06/2005	N	500

(N.K.S.) Fees **TOTAL** 500

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN PETROCHEMICALS CORP. LTD.

THE COMPANIES ACT (1 OF 1956)

SCHEDULE V – PART II

(See Section 159)

ANNUAL RETURN

OF

INDIAN PETROCHEMICALS CORPORATION LIMITED

Company No : 04 - 1569

Made up to : June 27, 2005

INDIAN PETROCHEMICALS CORPN. LTD.

Form of Annual Return of A Company Having a Share Capital

ANNUAL RETURN

THE COMPANIES ACT (1 OF 1956)
SCHEDULE V – PART II
(See Section 159)

I. REGISTRATION DETAILS

Registration No. 1 5 6 9 State Code 0 4 (refer Code List)

Registration Date 2 2 (Date) 0 3 (Month) 1 9 6 9 (Year)

Whether shares listed on recognised Stock Exchange(s) Y (Y-Yes N-No)

If yes, Stock Exchange Code (Totals) (Refer Code List 2) A 1 0 2 5 B 0 0 0 0

AGM Held Y (Y-Yes N-No)

Date of AGM/ 2 7 (Date) 0 6 (Month) 0 5 (Year)

II. NAME AND REGISTERED OFFICE ADDRESS OF COMPANY

Company Name: INDIAN PETROCHEMICALS CORPORATION LIMITED

Address: PO PETROCHEMICALS
DIST. VADODARA

Town / City: VADODARA

State: GUJARAT Pin Code 391346

Telephone with STD: 0265 3067221

Fax Number: 0265 3067333

Mail Address: InvestorRelations.Corpo@ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

III. CAPITAL STRUCTURE OF THE COMPANY (AMOUNT IN RS.THOUSANDS)

Authorised Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
(i) Equity	4 0 0 0 0 0 0 0 0	1 0
(ii) Preference	4 0 0 0 0 0 0 0 0	1 0
Total Authorised Capital	- 8 0 0 0 0 0 0	

Issued Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
(i) Equity	2 5 0 5 3 3 7 6 1	1 0
(ii) Preference	N I L	-
Total Issued Capital	2 5 0 5 3 3 7	

Subscribed Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
(i) Equity	2 4 8 2 2 5 6 2 2	1 0
(ii) Preference	N I L	-
Total subscribed Capital	2 4 8 2 2 5 6	

INDIAN PETROCHEMICALS CORP. LTD.

Paid-up Share Capital Breakup

Type of Shares	No. of shares	Amount paid-up (in Rs.)
(i) Equity	2 4 8 2 2 5 6 2 2	1 0
(ii) Preference	N I L	-
Total paid-up Capital	2 4 8 2 2 5 6	

Debenture Breakup : Debentures : Series 'L' - SECURED

Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i) Non-Convertible	1 0 0	1 0 0 0 0 0 0 0
(ii) Partly Convertible	-	-
(iii) Fully Convertible	-	-
Total Amount (Rs. 000)	[1] 1 0 0 0 0 0 0	

1 As per the terms of offer, the Company originally issued 100 – 13.35% Series 'L' non-convertible debentures of the nominal value of Rs. 1 crore each aggregating to Rs. 100 crores. The Company has redeemed the bonds partially on Aug 20, 2004 as per redemption schedule and consequently the face value of the debentures stands reduced by 33% to Rs. 33,00,000/- and the amount outstanding as on June 27, 2005 under this series is Rs. 33 crore.

Debenture Breakup : Debentures : Series 'S' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i)	Non-Convertible	350	1000000
(ii)	Partly Convertible	-	-
(iii)	Fully Convertible	-	-
	Total Amount (Rs. 000)	[2] 350000	

2 **As per the terms of offer, the Company originally issued 1,250 - 9.90% non-convertible debentures of the nominal value of Rs. 10 lakhs each aggregating to Rs. 125 crore. Out of this, the Company has during the period June 10, 2004 to June 27, 2005 repurchased 600 debentures. The amount outstanding as on June 27, 2005 under this series is Rs. 35 crore.**

Debenture Breakup : Debentures : Series 'T' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i)	Non-Convertible	400	1000000
(ii)	Partly Convertible	-	-
(iii)	Fully Convertible	-	-
	Total Amount (Rs. 000)	[3] 400000	

3 **As per the terms of offer, the Company originally issued 1,250 – 9.60% non-convertible debentures of the nominal value of Rs. 10 lakhs each aggregating to Rs. 125 crore. Out of this, the Company has during the period June 10, 2004 to June 27, 2005 repurchased 350 debentures. The amount outstanding as on June 27, 2005 under this series is Rs. 40 crore.**

NB : TOTAL OUTSTANDING DEBENTURES AS ON JUNE 27, 2005 : RS. 108 CRORE (SERIES L, S, T).

INDIAN PETROCHEMICALS CORP. LTD.

IV. DIRECTORS/~~MANAGERS~~/SECRETARY INFORMATION (PAST AND PRESENT)

(Refer Clause 6 of Part I of Schedule V)

1. Name: A M B A N I | D H I R U B H A I | M U K E S H
(Surname | Middle Name | First Name)

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 19 (Date) 04 (Month) 57 (Year)

Designation: C
C – Chairman
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: MT/04/019/033775

---

2. Name: A M B A N I | D H I R U B H A I | A N I L
(Surname | Middle Name | First Name)

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 04 (Date) 06 (Month) 59 (Year)

Designation: VC
C – Chairman cum Managing Director
VC – Vice Chairman
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 20 (Date) 08 (Month) 02 (Year)

Date of Ceasing: 20 (Date) 01 (Month) 05 (Year)

Election Commission Identity Card No.: N.A.

---

3. Name: M E S W A N I | R A S I K L A L | N I K H I L
(Surname | Middle Name | First Name)

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 13 (Date) 02 (Month) 66 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: MT/04/024/183712

IV. DIRECTOR/MANAGER/SECRETARY INFORMATION (CONTD.) (ADDRESSES)

1. Address: SEA WIND
39, CUFFE PARADE, COLABA

Town / City: MUMBAI

District:

State: MAHARASHTRA

Pin Code: 400005

---

2. Address: SEA WIND
39, CUFFE PARADE, COLABA

Town / City: MUMBAI

District:

State: MAHARASHTRA

Pin Code: 400005

---

3. Address: 242, RAMBHA APARTMENT
66, NEPEAN SEA ROAD

Town / City: MUMBAI

District:

State: MAHARASHTRA

Pin Code: 400006

---

4. Name | J A I N | J A I K U M A R | A N A N D
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign) — Date of Birth: 14 (Date) 01 (Month) 57 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year) — Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

---

5. Name | N A N A V A T Y | P A N T I L A L | K A M A L
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign) — Date of Birth: 22 (Date) 11 (Month) 45 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year) — Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

---

6. Name | A N A N D | | S A N D E S H K U M A R
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign) — Date of Birth: 10 (Date) 12 (Month) 42 (Year)

Designation: W
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year) — Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

INDIAN PETROCHEMICALS CORP. LTD.

4. Address	82 MAKER CHAMBERS-III
	NARIMAN POINT
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400021

5. Address	61, RADHEYA, PLOT NO-359
	14TH ROAD, KHAR(WEST)
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400052

6. Address	A/17, CHANAKYAPURI
	NEW SAMA ROAD
Town / City	VADODARA
District	VADODARA
State	GUJARAT
Pin Code	390008

INDIAN PETROCHEMICALS CORP. LTD.

7. Name	S A N D H U	S	G U R D I A L
	Surname	Middle Name	First Name

Nationality [I] I-Indian / F-Foreign

Date of Birth: 11 (Date) 09 (Month) 55 (Year)

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 13 (Date) 10 (Month) 03 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N . A .

---

8. Name	S I N G H	I N D E R	R A M E S H
	Surname	Middle Name	First Name

Nationality [I] I-Indian / F-Foreign

Date of Birth: 09 (Date) 09 (Month) 49 (Year)

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 09 (Date) 12 (Month) 02 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N . A .

---

9. Name	L O D H A	S I N G H	R A J E N D R A
	Surname	Middle Name	First Name

Nationality [I] I-Indian / F-Foreign

Date of Birth: 06 (Date) 09 (Month) 42 (Year)

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N . A .

INDIAN PETROCHEMICALS CORP. LTD.

7. Address DEPARTMENT OF CHEMICALS AND PETROCHEMICALS

340C, A WING, SHASTRI BHAVAN

Town / City NEW DELHI

District

State DELHI

Pin Code 110011

---

8 Address ROOM NO. 340C, A WING, SHASTRI BHAVAN

Town / City NEW DELHI

District

State DELHI

Pin Code 110011

---

9. Address 8, NATIONAL TOWER

13, LOUDON STREET

Town / City KOLKATA

District

State WEST BENGAL

Pin Code 700017

INDIAN PETROCHEMICALS CORP. LTD.

10. Name | H A R I B H A K T I | V I S H N U B H A I | S H A I L E S H
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign)
Date of Birth: 12 (Date) 03 (Month) 56 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)
Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N . A .

---

11. Name | B H A S I N | | L A L I T
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign)
Date of Birth: 19 (Date) 01 (Month) 39 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)
Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: D L / 0 2 / 0 0 8 / 2 4 6 1 7 5

---

12. Name | J U N N A R K A R | H E M E N D R A | S A N D E E
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign)
Date of Birth: 02 (Date) 07 (Month) 51 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)
Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N . A .

INDIAN PETROCHEMICALS CORP. LTD.

10. Address	42, FREE PRESS HOUSE
	215, NARIMAN POINT
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400021

11. Address	10, HAILEY ROAD, 10TH FLOOR
	DAKSHINESHWAR BUILDING
Town / City	NEW DELHI
District	
State	DELHI
Pin Code	110001

12. Address	1702, WALLACE APARTMENTS-I
	1, NAUSHIR BHARUCH MARG
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400007

13. Name | R A O | | S H A S H I K A L A

Surname	Middle Name	First Name
RAO		SHASHIKALA

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 24 (Date) 09 (Month) 64 (Year)

Designation: S

C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 28 (Date) 01 (Month) 04 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

13. Address	52, SANTOSH TOWER
	CROSS ROAD NO. 3
	LOKHANDWALA COMPLEX
	ANDHERI (WEST)
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400058

V. DETAILS OF SHARES / DEBENTURES HELD AT DATE OF AGM

Details of Shares / Debentures as at June 27, 2005 are contained in one magnetic data tape enclosed herewith.

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname, Middle Name, First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares, 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname, Middle Name, First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares, 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname, Middle Name, First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares, 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

INDIAN PETROCHEMICALS CORP. LTD.

V. DETAILS OF SHARES/DEBENTURES HELD AT DATE OF AGM (Contd.)

Address

Town / City

District

State

Pin Code

Address

Town / City

District

State

Pin Code

Address

Town / City

District

Pin Code

VI. DETAILS OF SHARES/DEBENTURES TRANSFERS SINCE DATE OF LAST AGM

Date of Previous AGM | 1 2 (Date) | 0 6 (Month) | 0 4 (Year)

Details of Shares / Debentures transfers up to June 27, 2005 are contained in one magnetic data tape enclosed herewith

Date of Registration of Transfer of shares [ ] Date [ ] Month [ ] Year

Type of Transfer [ ] 1 – Equity, 2 – Preference Shares
3 – Debentures, 4 – Stock

Number of shares Debentures transferred [ ] Amount per shares (in Rs.) [ ]

Ledger Folio of Transferor [ ]

Transferor's Name [ ]

Ledge Folio of Transferee [ ]

Transferee's Name [ ]

Date of Registration of Transfer of shares [ ]

Type of Transfer [ ] 1 – Equity, 2 – Preference Shares
3 – Debentures, 4 – Stock

Number of shares Debentures transferred [ ] Amount per shares (in Rs.) [ ]

Ledger Folio of Transferor [ ]

Transferor's Name [ ]

Ledger Folio of Transferee [ ]

Transferee's Name [ ]

VII. INDEBTEDNESS OF THE COMPANY (Amount in Rs. Thousands)

(Secured Loans including interest / accrued but not due for payment)

Amount (Rs. 000) 5 9 9 7 8 0 0

VIII. EQUITY SHARE CAPITAL BREAKUP (Percentage of Total Equity)

Govt. (Central & State)	Govt. Companies	Public Financial Inst.	Nationalised/Other Bank
00.42	00.00	08.96	01.12

Mutual Funds	Venture Capital	Foreign Holdings FIIs/FCs/FFIs/NRIs/OCBs	Bodies Corporate (Not mentioned above)
03.34	NIL	10.98	52.02

Directors/Relatives of Directors	Other top 50 shares holders (other than those mentioned above)
00.00	00.88

We certify that:

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely;

(b) since the date of the last annual return the transfer of all shares and debentures the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose;

(c) the whole of the amounts envisaged in clauses (a) to (e) of sub-section (2) of section 205C of the Companies Act, 1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a company have been credited to the Investor Education and Protection Fund;

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation of the public to subscribe for any shares or debentures of the company; - **Not Applicable.**

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause (1) section 3 are not to be included in the reckoning the number of fifty; - **Not Applicable.**

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty-five percent, or more of its paid-up share capital; - **Not Applicable.**

(g) the company did not have average turnover of Rs. 10 crore or more during relevant period; - **Not Applicable.**

(h) since the date of the annual general meeting with reference to which last return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty-five percent or more of the paid-up share capital of one or more public companies; and - **Not Applicable**

(i) the private company did not accept or renew or invite deposits from public: - **Not Applicable.**

For Indian Petrochemicals Corporation Limited

Whole-time Director: ______________________
(S. K. Anand)

For Indian Petrochemicals Corporation Limited

~~Director/Managing Director/Manager~~/Secretary: ______________________
(Shashikala Rao)

For M.H. TRIVEDI & ASSOCIATES :

Secretary in whole time practice: ______________________
(M. H. Trivedi)
CP No: 287

Note: Certificates to be given by a Director and Manager / Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.

Clauses (d) to (i) above are assumed to be applicable to Private Limited Companies' return and hence they are not applicable to I.P.C.L.

INDIAN PETROCHEMICALS CORP. LTD.

RECEIVED
2006 AUG -1 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

ROC(GUJARAT,DADRA&NAGARHAVELI)20/08/2004
REC. NO. : 543430 **REG NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 8	DRAFT	11/08/2004	N	500
FORM 13	DRAFT	11/08/2004	N	50
	(N.K.S.) Fees Head **TOTAL**			550

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

ROC(GUJARAT,DADRA&NAGARHAVELI)20/08/2004
REC. NO. : 543428 **REG NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	13/08/2004	N	500
FORM 13	DRAFT	13/08/2004	N	50
	(N.K.S.) Fees Head **TOTAL**			550

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

August 19, 2004

To : Shri P A SONI
Reliance Capital Limited
Ahmedabad

Fm : Shashikala Rao
Indian Petrochemicals Corporation Limited
Mumbai

Please find enclosed letter dated August 19, 2004 addressed to the Registrar of Companies, Gujarat State, Ahmedabad, enclosing the following documents in connection with Mortgage-cum-Trust Deed registered on March 29, 2003:

1. Three originals sets of Form no. 17 and Form no. 13 along with Annexure marked therein duly signed in respect of redemption of 10.20% Non-convertible Bonds Series 'N' and our crossed Demand Draft No. 246772 dated 12/08/2004 for Rs. 550/-(Rupees Five Hundred and Fifty only) drawn on HDFC BANK LTD, Mumbai towards payment of filing fee.

2. Three originals sets of form no. 8 and Form no. 13 along with Annexure marked therein duly signed in respect of modification of charge on redemption of 10.20% Non-convertible Bonds Series 'N' and our crossed Demand Draft No. 246773 dated 12/08/2004 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on HDFC BANK LTD, Mumbai towards payment of filing fee.

You are requested to kindly file the documents and get it registered immediately.

The copies confirming the registration along with the filing receipt be sent to my office.

Regards,

Shashikala Rao

Encl: As Above.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

August 19, 2004

The Registrar of Companies, Gujarat
C.G.O. Complex,
Opp : Rupal Park,
Near Ankur Cross Road
Naranpura
Ahmedabad - 380 013

Regn. No. 04 - 1569

Sub: **Registration of Satisfaction & Modification of Charge-Filing of Forms 17 & 13 and Forms 8 & 13**

Dear Sir,

Please find enclosed the following documents in connection with Mortgage-cum-Trust Deed registered on March 29, 2003:

1. Three originals sets of Form no. 17 and Form no. 13 along with Annexure marked therein duly signed in respect of redemption of 10.20% Non-convertible Bonds Series 'N' and our crossed Demand Draft No. 246772 dated 12/08/2004 for Rs. 550/-(Rupees Five Hundred and Fifty only) drawn on HDFC BANK LTD, Mumbai towards payment of filing fee.

2. Three originals sets of form no. 8 and Form no. 13 along with Annexure marked therein duly signed in respect of modification of charge on redemption of 10.20% Non-convertible Bonds Series 'N' and our crossed Demand Draft No. 246773 dated 12/08/2004 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on HDFC BANK LTD, Mumbai towards payment of filing fee.

You are requested to kindly register the documents at an early date.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

HDFC BANK VALID FOR SIX MONTHS FROM DATE OF ISSUE **PAYINST CHEQUE**

DATE 12/08/2004

A/c Payee Not Negotiable ON DEMAND PAY THE REGISTRAR OF COMPANIES, GUJARAT OR ORDER

RUPEES FIVE HUNDRED FIFTY ONLY **

Rs. *********550.00

BANG DATA FORMS

HDFC BANK LTD
Centralised Clearing
:Ahmedabad
AHMEDABAD
DRAWEE BRANCH

Centralised Clearing
:Mumbai
ISSUING BRANCH

FOR HDFC BANK LTD.

AUTHORISED SIGNATORIES

⑈246773⑈ 000240000⑆ 999998⑈ 16

HDFC BANK VALID FOR SIX MONTHS FROM DATE OF ISSUE **PAYINST CHEQUE**

DATE 12/08/2004

A/c Payee Not Negotiable ON DEMAND PAY THE REGISTRAR OF COMPANIES, GUJARAT OR ORDER

RUPEES FIVE HUNDRED FIFTY ONLY **

Rs. *********550.00

BANG DATA FORMS

HDFC BANK LTD
Centralised Clearing
:Ahmedabad
AHMEDABAD
DRAWEE BRANCH

Centralised Clearing
:Mumbai
ISSUING BRANCH

FOR HDFC BANK LTD.

AUTHORISED SIGNATORIES

⑈246772⑈ 000240000⑆ 999998⑈ 16

THE COMPANIES ACT, 1956

25-8-04

FORM NO. 17

Registration no. 04-1569 **Nominal Capital Rs. 800 crores**

Memorandum of complete satisfaction of Charge
(Pursuant to Section 138)

Name of Company : **Indian Petrochemicals Corporation Limited**

Presented by : **Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that the charge registered on March 31, 2003 vide Mortgage-cum-Trust Deed dated March 29, 2003 for Rs. 388 crore has been satisfied to the extent of Rs. 203 crore, duly paid towards redemption of 10.2% Series 'N' Non-convertible Bonds in accordance with the terms of issue and as evidenced by the certificate dated August 11, 2004 received from R. V. Sreeram, Chartered Accountants, Vadodara and letter dated August 13, 2004 received from IL&FS Trust Company Limited attached as Annexure 1 and 2 respectively.

For IL&FS Trust Company Limited

TRUST CO. LTD. MUMBAI

T. R. Biju
Senior Manager

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 19th day of Aug 2004
Place : Mumbai

R. V. SREERAM
B. Com., F.C.A., A.C.S.
CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BARODA 390 005. ✆ : 2363247

CERTIFICATE

TO WHOM SO EVER IT MAY CONCERN

This is to certify that Indian Petrochemicals Corporation Limited, having its registered office at Vadodara has redeemed 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores (Rupees two hundred three crores only) on 25th July, 2004 along with the interest.

The above 'N' Series Non-convertible Bonds forms part of the Non-convertible Bonds aggregating to Rs. 388 crores (Rupees three hundred eighty eight crores only) issued by the Company which was secured in favour of the Trustees, IL&FS Trust Company Limited. The creation of charge in respect of above was registered with the Registrar of Companies, Gujarat on 31st March, 2003 vide document No. 447.

Place : Vadodara

Dated : August 11, 2004

R. V. Sreeram

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM M. NO. 201492 BARODA Chartered Accountant

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL

IL&FS
Trust
Company
Limited

August 13, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : Series 'N' Non-convertible Bonds

Dear Madam,

Based on the communication received from the Company and the Certificate dated August 11, 2004 from the Chartered Accountant of Indian Petrochemicals Corporation Limited we hereby confirm that:

(1) 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores have been fully redeemed on July 25, 2004;

(2) There are no dues outstanding in respect of the aforesaid Bonds in terms of the Offer Document and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 388 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified to Rs. 185 crores, as Rs. 203 crores pertaining to the aforesaid Bonds have been fully paid;

(4) The charge created in respect of the aforesaid Bonds is fully satisfied.

Yours faithfully,
For IL&FS Trust Company Limited

Authorised Signatory

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2653 3333 Fax: 91-22-2653 3297

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135, 137 and~~ 138)

Particulars of charge(s) created by the Company registered in India, ~~subject to which property has been acquired by a Company registered in India~~

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
PARTICULARS OF CHARGE UNDER SECTION 125		
1	Date and description of the instrument creating the charge.	Not applicable
2	Amount secured by the charge/amount owing on security of the charge.	Not applicable
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	Not applicable
4	Gist of the terms and conditions and extent and operation of the charge.	Not applicable
5	Names and addresses and description of the persons entitled to the charge.	Not applicable

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each series of debentures	Privately placed unsecured redeemable non-convertible bonds issued and allotted on various dates and under various series more particularly described in Third Schedule to the Mortgage-cum-Trust Deed dated March 29 2003, securing the said bonds. (See table below)
7	Date and amount of the present issue of Series.	Not Applicable
8	Dates of resolution authorising the issue of the series.	The Company has converted the unsecured bonds into secured bonds by creating a pari passu mortgage and charge on the specifically mortgaged premises in favour of the Trustee – IL&FS Trust Company Limited, who shall hold the same for the benefit of the bondholders in terms of the Resolution passed by the Board of Directors of the Company at its 198th meeting held on October 29, 2002.
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	The Mortgage-cum-Trust Deed dated March 29, 2003 executed between the Company and IL&FS Trust Company Limited, acting as Trustee & Security Agent of the bondholders
10	Names and addresses of the trustees (if any) for the debentureholders.	IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 050

Item 6 – series of debentures:

Series	Date of Allotment	Amount (Rs./ crores)
8500 Nos. – 14.5% NCD series K of Rs. 1 (One) lakh each	May 31, 1999	85.00
100 Nos – 13.35% NCD Series L of Rs. 1 (One) crore each	Aug 31, 1999	100.00
203 Nos. 10.20% NCD Series N of Rs. 1 (One) crore each	July 25, 2001	203.00
Total		**388.00**

11	Date of registration of the series of Debentures.	Date : March 31, 2003 Registration No. : 447
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	Not applicable
PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135		
13	Date and brief description of instrument modifying the charge.	Not Applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	Not Applicable
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modifications.	Not applicable
16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable

3m

802

1.	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	Date : March 31, 2003 Amount : 10.20% Non-convertible bonds Series N for Rs. 203 crores (forming part of charge registered for bonds for Rs. 388 crores vide registration No. 447 dated 31st March, 2003)
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Date : 31st March, 2003 Registration No. : 447
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	

For IL&FS Trust Company Limited

T. R. BIJU

Senior Manager

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this ________ day of __________ 2004
Place : Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18	Date of Registration	
19	Serial No. of the document in file.	

(Signature of Registrar of Companies)

The Companies Act, 1956

FORM NO. 8

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Modification of Charges ~~/ Particulars of Charge(s) created by the Company Registered in India, subject to which property has been acquired~~ by a Company registered in India

(Pursuant to Section ~~125/127/~~135)

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
1	Date and description of the instrument creating the charge.	Mortgage-cum-Trust Deed dated March 29, 2003
2	Amount secured by the charge/amount owing on security of the charge.	Rs. 388 crores (Rupees three hundred eighty eight crores only), more particularly described in Third Schedule to the Mortgage-cum-Trust Deed dated March 29, 2003

Series	**Date of Allotment**	**Amount (Rs. / crores)**
8500 Nos. – 14.5% NCD series K of Rs. 1 (One) lakh each	May 31, 1999	85.00
100 Nos. – 13.35% NCD Series L of Rs. 1 (One) crore each	Aug 31, 1999	100.00
203 Nos. 10.20% NCD Series N of Rs. 1 (One) crore each	July 25, 2001	203.00
Total		**388.00**

3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The Company has converted the unsecured bonds to secured bonds and the due repayment / redemption of principal amounts, interest thereon, penal interest, costs, charges, trustee's remuneration and all other monies payable by the Company on or in respect of the bonds are secured by a pari passu mortgage and charge on the specifically mortgaged premises, in favour of the Trustee, who shall hold the same for the benefit of the bondholders as per details given below : 1. All those pieces and parcel of lands, admeasuring Acre ; 1, Guntha : 10, bearing Survey No. 166/1 situated at Village Angadh, Tehsil and District Vadodara in the State of Gujarat, together with all structures thereon and all plant, machinery and equipments both present and future attached thereto or permanently fastened to anything attached thereto, more particularly described in First Schedule to the Mortgage-cum-Trust Deed dated March 29, 2003. 2. The whole of the present fixed assets of Vadodara Complex and Gandhar Complex of the Company lying and being in the State of Gujarat, except all the pieces of land of the said Vadodara & Gandhar Complexes of the Company (Ref : Second Schedule to the Mortgage-cum-Trust Deed dated March 29, 2003).
4	Gist of the terms and conditions and extent and operation of the charge.	1. The charge operates as security by way of a pari passu charge inter-alia for due repayment and redemption of unsecured redeemable non-convertible bonds issued and allotted to various persons on various dates under various series aggregating to Rs. 388 crores (Rupees three hundred eighty eight crores) together with interest thereon, penal interest, costs, charges and all other monies payable by the Company.

2. That the specifically mortgaged premises herein before expressed to be granted, conveyed, assigned, transferred and assured are the sole and absolute property of the Company and except for the charges specified in Eleventh Schedule to the Mortgage-cum-Trust Deed, are free from any other mortgage, charge or encumbrance and are not subject to any lispendens, attachment or other process issued by any Court or other authority.

3. That the Company has the power to grant, convey, transfer, assure and assign unto the Trustee, the specifically mortgaged premises.

4. That it shall be lawful for the Trustee upon entering into or taking possession under the provisions herein contained of all or any of the mortgaged premises henceforth to hold and enjoy the same and to receive the rents and profits thereof without any interruption or disturbance by the Company or any other person or persons claiming by, through, under or in trust for the Company and that freed and discharged from or otherwise by the Company sufficiently indemnified against all encumbrances and demands whatsoever.

That the Company shall execute all such deeds, documents and assurances and do all such acts and things as the Trustee may reasonably require for exercising the rights under these presents and the Bonds or for effectuating and completing the security hereby created and shall, from time to time and at all times after the security hereby constituted shall become enforceable, execute and do all such deeds, documents, assurances, acts and things as the Trustee may require for facilitating realization of the mortgaged premises and for exercising all the powers, authorities and discretions hereby conferred on the Trustee or any Receiver and in particular the Company shall execute all transfers, conveyances, assignments and assurances of the mortgaged premises whether to the Trustee or to their nominees and shall give all notices, orders and directions which the Trustee may think expedient and shall

		perform or cause to be performed all acts and things requisite or desirable for the purpose of giving effect to the exercise of any of the said powers, authorities and discretions and further shall, for such purposes or any of them, make or consent to such application to any Government or local authority as the Trustee may require for the consent, sanction or authorization of such authority to or for the sale and transfer of the Mortgaged Premises or any part thereof and it shall be lawful for the Trustee to make or consent to make any such application in the name of the Company and for the purposes aforesaid a certificate in writing signed by the Trustee to the effect that any particular assurance or thing required by them is reasonably required by them shall be conclusive evidence of the fact.
5	Names and addresses and description of the persons entitled to the charge.	IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex Bandra (East) Mumbai 400 050
6	Date and brief description of instrument modifying the charge.	There is no instrument specifically executed for modifying the Charge. However, certificate dated August 11, 2004 from R. V. Shreeram, Chartered Accountants, Vadodara confirming redemption of 10.20% Non-convertible Bonds Series 'N' for Rs. 203 crore and letter dated August 13, 2004 received from IL&FS Trust Company Limited is attached as Annexure 1 and 2 respectively.

<table>
<tr><td rowspan="2">7</td><td rowspan="2">Particulars of modification specifying the terms and conditions or the extent of operation of the charge in which modification is made and the details of the modification.</td><td colspan="3">The charge stands modified as under:

10.20% Non-convertible bonds Series N for Rs. 203 crores redeemed on July 25,2004.

The amount secured by the charge stands reduced to Rs. 185 crores as under:</td></tr>
<tr><td>Series</td><td>Date of Allotment</td><td>Amount (Rs./ crores)</td></tr>
<tr><td></td><td></td><td>8500 Nos. – 14.5% NCD series K of Rs. 1 (One) lakh each</td><td>May 31, 1999</td><td>85.00</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>100 Nos – 13.35% NCD Series L of Rs. 1 (One) crore each</td><td>Aug 31, 1999</td><td>100.00</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Total</td><td></td><td>185.00</td></tr>
</table>

This is to certify that Form No. 8 and 13 have been correctly and completely filled in.

For IL&FS Trust Company Limited

T. R. BIJU
Senior Manager

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 19th **day of** August **2004**
Place : Mumbai

R. V. SREERAM
B. Com., F.C.A., A.C.S.
CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BARODA 390 005. ✆ : **2363247**

CERTIFICATE

TO WHOM SO EVER IT MAY CONCERN

This is to certify that Indian Petrochemicals Corporation Limited, having its registered office at Vadodara has redeemed 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores (Rupees two hundred three crores only) on 25th July, 2004 along with the interest.

The above 'N' Series Non-convertible Bonds forms part of the Non-convertible Bonds aggregating to Rs. 388 crores (Rupees three hundred eighty eight crores only) issued by the Company which was secured in favour of the Trustees, IL&FS Trust Company Limited. The creation of charge in respect of above was registered with the Registrar of Companies, Gujarat on 31st March, 2003 vide document No. 447.

Place : Vadodara

Dated : August 11, 2004

R. V. Sreeram

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM M. NO. 201492 BARODA Chartered Accountant

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL

IL&FS Trust Company Limited

August 13, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : Series 'N' Non-convertible Bonds

Dear Madam,

Based on the communication received from the Company and the Certificate dated August 11, 2004 from the Chartered Accountant of Indian Petrochemicals Corporation Limited we hereby confirm that:

(1) 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores have been fully redeemed on July 25, 2004;

(2) There are no dues outstanding in respect of the aforesaid Bonds in terms of the Offer Document and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 388 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified to Rs. 185 crores, as Rs. 203 crores pertaining to the aforesaid Bonds have been fully paid;

(4) The charge created in respect of the aforesaid Bonds is fully satisfied.

Yours faithfully,
For IL&FS Trust Company Limited

Authorised Signatory

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2653 3333 Fax: 91-22-2653 3297

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130,~~ 135~~, 137 and 138~~)

Particulars of charge(s) created by the Company registered in India~~,~~
~~subject to which property has been acquired by a Company registered in India~~

Name of the Company	INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by	Shashikala Rao Deputy Company Secretary

PARTICULARS OF CHARGE UNDER SECTION 125

1	Date and description of the instrument creating the charge.	Not applicable
2	Amount secured by the charge/amount owing on security of the charge.	Not applicable
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	Not applicable
4	Gist of the terms and conditions and extent and operation of the charge.	Not applicable
5	Names and addresses and description of the persons entitled to the charge.	Not applicable

PARTICULARS REGARDING CREATION OF CHARGE
IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

<table>
<tr><td>6</td><td>Date and amount of each series of debentures</td><td>Privately placed unsecured redeemable non-convertible bonds issued and allotted on various dates and under various series more particularly described in Third Schedule to the Mortgage-cum-Trust Deed dated March 29, 2003, securing the said bonds.
<table>
<tr><th>Series</th><th>Date of Allotment</th><th>Amount (Rs./ crores)</th></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td>8500 Nos. – 14.5% NCD series K of Rs. 1 (One) lakh each</td><td>May 31, 1999</td><td>85.00</td></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td>100 Nos – 13.35% NCD Series L of Rs. 1 (One) crore each</td><td>Aug 31, 1999</td><td>100.00</td></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td>203 Nos. 10.20% NCD Series N of Rs. 1 (One) crore each</td><td>July 25, 2001</td><td>203.00</td></tr>
<tr><td>Total</td><td></td><td>388.00</td></tr>
</table>
</td></tr>
<tr><td>7</td><td>Date and amount of the present issue of Series.</td><td>Not applicable</td></tr>
<tr><td>8</td><td>Dates of resolution authorising the issue of the series.</td><td>The Company has converted the unsecured bonds into secured bonds by creating a pari passu mortgage and charge on the specifically mortgaged premises in favour of the Trustee – IL&FS Trust Company Limited, who shall hold the same for the benefit of the bondholders in terms of the Resolution passed by the Board of Directors of the Company at its 198th meeting held on October 29, 2002.</td></tr>
<tr><td>9</td><td>Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.</td><td>The Mortgage-cum-Trust Deed dated March 29, 2003 executed between the Company and IL&FS Trust Company Limited, acting as Trustee & Security Agent of the bondholders.</td></tr>
</table>

10	Names and addresses of the trustees (if any) for the debentureholders.	IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 050
11	Date of registration of the series of Debentures.	Date : March 31, 2003 Registration No. : 447
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	Not applicable
PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135		
13	Date and brief description of instrument modifying the charge.	There is no instrument specifically executed for modifying the Charge. However, certificate dated August 11, 2004 from R. V. Shreeram, Chartered Accountants, Vadodara confirming redemption of 10.20% Non-convertible Bonds Series 'N' for Rs. 203 crore and letter dated August 13, 2004 received from IL&FS Trust Company Limited is attached as Annexure 1 and 2 respectively.
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	Not Applicable
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	The charge stands modified as under : 10.20% non-convertible bonds series N for Rs. 203 crore redeemed on 25th July, 2004. The amount secured by the charge stands reduced to Rs. 185 crores as under :

		Series	Date	Amount (Rs./ crores)

		8500 Nos. - 14.5% NCD series K of Rs. 1 lakh each	May 31, 1999	85.00
		100 Nos - 13.35% NCD Series L of Rs. 1 crore each	Aug 31, 1999	100.00
		Total		**185.00**

16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable
17	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	Not applicable
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Not applicable
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	Not applicable

For IL&FS Trust Company Limited

IL&FS TRUST CO. LTD. MUMBAI

R. BIJU
Senior Manager

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 19th **day of** August **2004**
Place : Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18	Date of Registration	
19	Serial No. of the document in file.	

(Signature of Registrar of Companies)

R. V. SREERAM
B. Com., F.C.A., A.C.S.
CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BARODA 390 005. ✆ : 2363247

CERTIFICATE

TO WHOM SO EVER IT MAY CONCERN

This is to certify that Indian Petrochemicals Corporation Limited, having its registered office at Vadodara has redeemed 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores (Rupees two hundred three crores only) on 25th July, 2004 along with the interest.

The above 'N' Series Non-convertible Bonds forms part of the Non-convertible Bonds aggregating to Rs. 388 crores (Rupees three hundred eighty eight crores only) issued by the Company which was secured in favour of the Trustees, IL&FS Trust Company Limited. The creation of charge in respect of above was registered with the Registrar of Companies, Gujarat on 31st March, 2003 vide document No. 447.

Place : Vadodara

Dated : August 11, 2004

R. V. Sreeram

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM
M. NO. 201492
BARODA
Chartered Accountant

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL

IL&FS Trust Company Limited

August 13, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : Series 'N' Non-convertible Bonds

Dear Madam,

Based on the communication received from the Company and the Certificate dated August 11, 2004 from the Chartered Accountant of Indian Petrochemicals Corporation Limited we hereby confirm that:

(1) 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores have been fully redeemed on July 25, 2004;

(2) There are no dues outstanding in respect of the aforesaid Bonds in terms of the Offer Document and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 388 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified to Rs. 185 crores, as Rs. 203 crores pertaining to the aforesaid Bonds have been fully paid;

(4) The charge created in respect of the aforesaid Bonds is fully satisfied.

Yours faithfully,
For IL&FS Trust Company Limited

Authorised Signatory

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL

IL&FS Trust Company Limited

August 13, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : Series 'N' Non-convertible Bonds

Dear Madam,

Based on the communication received from the Company and the Certificate dated August 11, 2004 from the Chartered Accountant of Indian Petrochemicals Corporation Limited we hereby confirm that:

(1) 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores have been fully redeemed on July 25, 2004;

(2) There are no dues outstanding in respect of the aforesaid Bonds in terms of the Offer Document and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 388 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified to Rs. 185 crores, as Rs. 203 crores pertaining to the aforesaid Bonds have been fully paid;

(4) The charge created in respect of the aforesaid Bonds is fully satisfied.

Yours faithfully,
For IL&FS Trust Company Limited

Authorised Signatory

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2653 3333 Fax: 91-22-2653 3297

O/C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

August 13, 2004

Ms. Poonam Mirchandani
The IL&FS Financial Centre,
Plot-C-22, G Block,
Bandra-Kurla Complex,
Bandra East,
Mumbai - 400 051

Sub : Letter of Satisfaction for Series 'N' Bonds

Dear Madam,

This is to inform you that the 10.20% Non-convertible Series 'N' Bonds aggregating to Rs. 203 crore have been redeemed on July 25, 2004 along with interest, in terms of the Offer Document and the Mortgage-cum-Trust Deed dated March 29, 2003. Certificate from R. V. Sreeram, Chartered Accountant, Vadodara confirming the redemption is enclosed for your reference.

I am also enclosing Forms 8 and 13 for the modification of the charge created on March 31, 2003 and Forms 17 and 13 for satisfaction of the Series 'N' Bonds.

You are requested to please issue a letter confirming the full redemption and satisfaction of charge for Rs. 203 crores in connection with the Series 'N' Bonds. You may please note that the said forms have to be filed with the office of the Registrar of Companies on or before August 23, 2004.

We request your co-operation for due compliance.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: as above

Rec'd 19/8/2004 ITCL

IL&FS

R. V. SREERAM
B. Com., F.C.A., A.C.S.
CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BARODA 390 005. ✆ : 2363247

CERTIFICATE

TO WHOM SO EVER IT MAY CONCERN

This is to certify that Indian Petrochemicals Corporation Limited, having its registered office at Vadodara has redeemed 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores (Rupees two hundred three crores only) on 25th July, 2004 along with the interest.

The above 'N' Series Non-convertible Bonds forms part of the Non-convertible Bonds aggregating to Rs. 388 crores (Rupees three hundred eighty eight crores only) issued by the Company which was secured in favour of the Trustees, IL&FS Trust Company Limited. The creation of charge in respect of above was registered with the Registrar of Companies, Gujarat on 31st March, 2003 vide document No. 447.

Place : Vadodara

Dated : August 11, 2004

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM
M. NO. 201492
BARODA
Chartered Accountant

R. V. SREERAM
B. Com., F.C.A., A.C.S.
CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BARODA 390 005. ✆ : 2363247

CERTIFICATE

TO WHOM SO EVER IT MAY CONCERN

This is to certify that Indian Petrochemicals Corporation Limited, having its registered office at Vadodara has redeemed 10.20% Non-convertible Bonds Series 'N' aggregating to Rs. 203 crores (Rupees two hundred three crores only) on 25th July, 2004 along with the interest.

The above 'N' Series Non-convertible Bonds forms part of the Non-convertible Bonds aggregating to Rs. 388 crores (Rupees three hundred eighty eight crores only) issued by the Company which was secured in favour of the Trustees, IL&FS Trust Company Limited. The creation of charge in respect of above was registered with the Registrar of Companies, Gujarat on 31st March, 2003 vide document No. 447.

Place : Vadodara

Dated : August 11, 2004

R.V. Sreeram

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM
M. NO. 201492
BARODA
Chartered Accountant

RECEIVED
2005 AUG -1 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)24/09/2004
REC. NO. : 548327 **REG NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	17/09/2004	N	500
FORM 13	DRAFT	17/09/2004	N	50
1/ 2	(N.R.S.) Fees Paid	**TOTAL**		1100

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)24/09/2004
REC. NO. : 548327 **REG NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 8	DRAFT	17/09/2004	N	500
FORM 13	DRAFT	17/09/2004	N	50
2/ 2	(N.K.S.) Fees Paid	**TOTAL**		1100

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

September 23 2004

The Registrar of Companies
C.G.O. Complex
Opp. Rupal park
Near Ankur Cross Road
Naranpura
Ahmedabad - 380 013

Regn. No. 04-1569

Dear Sir,

Please find enclosed the following documents in connection with Mortgage-cum-Trust Deed registered on March 31, 2003:

1. Three original sets of Form no. 17 and Form no. 13, along with Annexure marked therein, duly signed, in respect of repayment of foreign currency term loan along with a crossed Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated September 7 2004, bearing no. 129696 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India towards filing fee.

2. Three original sets of Form no. 8 and Form no. 13, along with Annexure marked therein, duly signed, for modification of charge on repayment of foreign currency term loan along with a crossed Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated September 8 2004, bearing no. 129718 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India towards filing fee.

You are requested to kindly register the documents at an early date.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.:As above

कम्प्यूटर द्वारा मुद्रित होने पर ही वैध VALID ONLY IF COMPUTER PRINTED — केवल छः महीनों के लिये ही वैध VALID FOR SIX MONTHS ONLY

ISSUING BRANCH BACKBAY RECLAMN. BOMBAY — KEY : RUCMER 0 1593

₹. 50,000/- एवं अधिक के लिखत दो अधिकारियों द्वारा हस्ताक्षरित होने पर ही वैध है। INSTRUMENT FOR RS 50,000/- AND OVER IS VALID ONLY WHEN SIGNED BY TWO OFFICERS

DATE 07/09/2004

माँगे जानेपर ON DEMAND PAY THE REGISTRAR OF COMPANIE S GUJARAT*****

********THE REGISTRAR OF COMPANIE S GUJARAT***************

या उनके आदेश पर OR ORDER

रुपये RUPEES

FIVE	FIVE	ZERO
HNDRS	TENS	UNITS

***

रु.Rs 5 5 0 Ps00

AMOUNT BELOW 551 (5/3)

अदा करें। मूल्य प्राप्त VALUE RECEIVED

MU/TT
MU/OL
MU/TL

PAISE ZERO ONLY
Sr. No.: 04/003166
KEY : RUCMER

भारतीय स्टेट बैंक
STATE BANK OF INDIA

प्राधिकृत हस्ताक्षरकर्ता AUTHORISED SIGNATORY — शाखा प्रबंधक / BRANCH MANAGER

(हस्ताक्षर नमूना क्र०/S.S. NO.) (हस्ताक्षर नमूना क्र०/S.S. NO.)

P. D. DESHPANDE
D/534

कोड क्र. CODE NO 0 0301

0220 AHMEDABAD MAIN BRANCH / DRAWEE BRANCH — 0220129696

⑈129696⑈ 00000 2000⑆ 000220⑈ 16

कम्प्यूटर द्वारा मुद्रित होने पर ही वैध VALID ONLY IF COMPUTER PRINTED — केवल छः महीनों के लिये ही वैध VALID FOR SIX MONTHS ONLY

जारी करने वाली शाखा ISSUING BRANCH BACKBAY RECLAMN. BOMBAY
Tel No.: 022-2819539 KEY : PIJMAN — कोड क्र. CODE NO 0 1593

₹. 50,000/- एवं अधिक के लिखत दो अधिकारियों द्वारा हस्ताक्षरित होने पर ही वैध है। INSTRUMENT FOR RS 50,000/- AND OVER IS VALID ONLY WHEN SIGNED BY TWO OFFICERS

DATE 08/09/2004

माँगे जानेपर ON DEMAND PAY REGISTRAR OF COMPANIES GUJARAT**********

**********REGISTRAR OF COMPANIES GUJARAT********************

या उनके आदेश पर OR ORDER

रुपये RUPEES

FIVE	FIVE	ZERO
HNDRS	TENS	UNITS

***

रु.Rs 5 5 0 Ps00

AMOUNT BELOW 551 (5/3)

अदा करें। मूल्य प्राप्त VALUE RECEIVED

MU/TT
MU/OL
MU/TL

PAISE ZERO ONLY
Sr. No.: 04/003169
KEY : PIJMAN

भारतीय स्टेट बैंक
STATE BANK OF INDIA

प्राधिकृत हस्ताक्षरकर्ता AUTHORISED SIGNATORY — शाखा प्रबंधक / BRANCH MANAGER

(हस्ताक्षर नमूना क्र०/S.S. NO.) (हस्ताक्षर नमूना क्र०/S.S. NO.

P. D. DESHPANDE
D/4634

कोड क्र. CODE NO 0 0301

0220 AHMEDABAD MAIN BRANCH अदाकर्ता शाखा / DRAWEE BRANCH — 0220129718

⑈129718⑈ 00000 2000⑆ 000220⑈ 16

THE COMPANIES ACT, 1956

FORM NO. 17

Registration no. 04-1569 **Nominal Capital Rs. 800 crores**

Memorandum of complete satisfaction of Charge
(Pursuant to Section 138)

REGISTERED ON 28-9-04 DOC. NO. 482
Asstt Registrar of Companies Gujarat

Name of Company : **Indian Petrochemicals Corporation Limited**

Presented by : **Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that charge registered on March 31, 2003 vide Mortgage-cum-Trust Deed dated March 29, 2003 *inter-alia* for foreign currency loan facilities of **Rs. 308.07 crores** stands satisfied to the extent of **Rs. 253.97 crores** (US$ 53.37 Million) as on August 30, 2004. The said amount of Rs. 253.97 crores (US$ 53.37 Million) comprises of amount(s) paid to Citibank N.A. **Rs. 206.19 crore** (USD 43.33 Million) and paid to US EXIM Bank **Rs. 47.78 crore** (USD 10.04 Million) towards redemption of said foreign currency loan facilities. The satisfaction of debt is evidenced by letter dated September 17, 2004 of IL&FS Trust Company Limited - Trustees to the Lenders attached as Annexure.

For IL&FS Trust Company Limited

IL&FS TRUST CO. LTD. MUMBAI

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 20th day of September 2004
Place: Mumbai

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135, 137,~~ 138)

Particulars of charge(s) created by the Company registered in India~~, subject to which property has been acquired by a Company registered in India~~

Name of the Company	INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by	Shashikala Rao Deputy Company Secretary

PARTICULARS OF CHARGE UNDER SECTION 125

1	Date and description of the instrument creating the charge.	Mortgage-cum-Trust Deed dated 29.3.2003.
2	Amount secured by the charge/amount owing on security of the charge.	Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only) more particularly described in Fifth Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003.

Loan Agreement dated	**Lender**	**Amount (Rs. in crores)**
Foreign Currency Term Loan Facilities		
Sr. No. 1 7.10.1994	US EXIM Bank (DPG provided by state Bank of India and Bank of Baroda)	47.78 (US $ 10.04 Mn)
Sr. No. 2 12.9.1996	Barclays Bank PLC	54.10 (Euro 10.67 Mn)

Sr. No. 3 18.9.1997	Citibank NA	206.19 (US $ 43.33 Mn)
Total		**308.07**

3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The foreign currency facilities are secured by a pari passu mortgage and charge on the specifically mortgaged premises, in favour of the Trustees, who shall hold the same for the benefit of the lenders as per details given below : 1. All those pieces and parcel of lands, admeasuring Acre-1, Guntha - 10, bearing Survey No. 166/1 situated at Village Angadh, Tehsil and District Vadodara in the State of Gujarat, together with all structures thereon and all plant, machinery and equipments both present and future attached thereto or permanently fastened to anything attached thereto, more particularly described in First Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003. 2. The whole of the present fixed assets of Vadodara Complex and Gandhar Complex in Taluka: Vagara & District: Bharuch of the Company lying and being in the State of Gujarat, except all the pieces of land of the said Vadodara & Gandhar Complexes of the Company (Ref: Second Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003).
4	Gist of the terms and conditions and extent and operation of the charge.	1. The charge operates as security by way of a *pari passu* charge *inter-alia* for due repayment and redemption of unsecured foreign currency loans facilities availed from various foreign banks on various dates to the extent of Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only), together with interest thereon, penal interest, costs, charges and all other monies payable by the Company.

2. That the specifically mortgaged premises herein before expressed to be granted, conveyed, assigned, transferred and assured are the sole and absolute property of the Company and except for the charges specified in Eleventh Schedule to the Mortgage-cum-Trust Deed, are free from any other mortgage, charge or encumbrance and are not subject to any lispendens, attachment or other process issued by any Court or other authority.

3. That the Company has the power to grant, convey, transfer, assure and assign unto the Trustee, the specifically mortgaged premises.

5	Names and addresses and description of the persons entitled to the charge.	Trustees to the Lenders IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex Bandra (East) Mumbai 400 050

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Series.	Not Applicable
8	Dates of resolution authorising the issue of the series.	Not Applicable
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Not Applicable
10	Names and addresses of the trustees (if any) for the debentureholders.	Not Applicable
11	Date of registration of the series of Debentures.	Not Applicable
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or	Not applicable

> 8

	indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	

PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135

13	Date and brief description of instrument modifying the charge.	Not applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	Not applicable
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	Not applicable

16 APPOINTMENT OF RECEIVER UNDER SECTION 137

(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable

17 MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138

(a)	Date of creation of original charge and amount secured.	Date : 31st March, 2003 Amount : Foreign currency loan facilities for Rs. 253.97 crores (US $ 53.37 Mn) forming part of charge registered for foreign currency loan facilities for Rs. 308.07 crores vide registration no. 446 dated March 31, 2003.
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Date : 31st March, 2003 Registration No. : 446

(c) Date of filing of the memorandum of satisfaction/date of entry of satisfaction.

For IL&FS Trust Company Limited

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 20th day of September 2004
Place: Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18 Date of Registration

19 Serial No. of the document in file

ITCL

IL&FS Trust Company Limited

September 17, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat
Fax : 0265 - 2067383

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : US EXIM Bank Loan and Citibank Loan

Dear Madam,

Based on the confirmation received from the Company and certificate / letter(s) received from US EXIM Bank and Citibank N.A. we hereby confirm that :

(1) The US EXIM Bank foreign currency loan facility of USD 10.04 Mio (Rs. 47.78 crore) and Citibank N.A. foreign currency loan facility of USD 43.33 Mio (Rs. 206.19 crore) stand fully repaid on August 30, 2004;

(2) There are no dues outstanding in respect of the aforesaid foreign currency facilities in terms of the Loan Agreements and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 308.07 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified for Rs. 54.10 crores (Euro 10.67 Mio), as Rs. 253.97 crores (USD 53.37 Mio) pertaining to the aforesaid facilities have been fully paid;

(4) The charge created in respect of the aforesaid facilities is fully satisfied.

Thanking you,

For IL&FS Trust Company Limited

Authorised Signatory

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2659 3333 Fax: 91-22-2653 3297

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)24/09/2004
REC. NO. : 548327 **REG. NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	17/09/2004	N	500
FORM 13	DRAFT	17/09/2004	N	50

1/ 2 (N.K.S.) Fees Paid **TOTAL** 1100

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

M ROC(GUJARAT,DADRA&NAGARHAVELI)24/09/2004
REC. NO. : 548327 **REG. NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 8	DRAFT	17/09/2004	N	500
FORM 13	DRAFT	17/09/2004	N	50

2/ 2 (N.K.S.) Fees Paid **TOTAL** 1100

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

September 23 2004

The Registrar of Companies
C.G.O. Complex
Opp. Rupal park
Near Ankur Cross Road
Naranpura
Ahmedabad - 380 013

Regn. No. 04-1569

Dear Sir,

Please find enclosed the following documents in connection with Mortgage-cum-Trust Deed registered on March 31, 2003:

1. Three original sets of Form no. 17 and Form no. 13, along with Annexure marked therein, duly signed, in respect of repayment of foreign currency term loan along with a crossed Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated September 7 2004, bearing no. 129696 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India towards filing fee.

2. Three original sets of Form no. 8 and Form no. 13, along with Annexure marked therein, duly signed, for modification of charge on repayment of foreign currency term loan along with a crossed Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated September 8 2004, bearing no. 129718 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India towards filing fee.

You are requested to kindly register the documents at an early date.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.:As above

VALID ONLY IF COMPUTER PRINTED VALID FOR SIX MONTHS ONLY

कोड क्र. CODE NO.

INSTRUMENT FOR RS. 50,000/- AND OVER IS VALID ONLY WHEN SIGNED BY TWO OFFICERS

ISSUING BRANCH BACKBAY RECLAMN., BOMBAY

Tel No.: 022-2819539 KEY : RUCMER 0 11593

DATE 07/09/2004

माँगे जानेपर ON DEMAND PAY THE REGISTRAR OF COMPANIE S GUJARAT*****

********THE REGISTRAR OF COMPANIE S GUJARAT***************

या उनके आदेश पर OR ORDER

रुपये RUPEES

MU/TT	FIVE	FIVE	ZERO
MU/OL	HNDRS	TENS	UNITS
MU/TL			

***

रु.Rs 5 5 0 Ps00

AMOUNT BELOW 551 (5/3)

अदा करें। मूल्य प्राप्त VALUE RECEIVED

PAISE ZERO ONLY

Sr. No.: 04/003156

KEY : RUCMER

भारतीय स्टेट बैंक

STATE BANK OF INDIA

प्राधिकृत हस्ताक्षरकर्ता AUTHORISED SIGNATORY

शाखा प्रबंधक / BRANCH MANAGER

कोड क्र. CODE NO.

(हस्ताक्षर नमूना क्र० / S.S. NO.) (हस्ताक्षर नमूना क्र० / S.S. NO.)

0220 AHMEDABAD MAIN BRANCH / DRAWEE BRANCH 0 0301

0220129696

P.D. DESHPANDE

D/4634

9 8 7 6 5 4 3 2

⑈129696⑈ 00000 2000⑆ 000220⑈ 16

कम्प्यूटर द्वारा मुद्रित होने पर ही वैध केवल छः महीनों के लिये ही वैध

VALID ONLY IF COMPUTER PRINTED VALID FOR SIX MONTHS ONLY

कोड क्र. CODE NO.

रु. 50,000/- एवं अधिक के लिखत दो अधिकारियों द्वारा हस्ताक्षरित होने पर ही वैध है।

INSTRUMENT FOR RS. 50,000/- AND OVER IS VALID ONLY WHEN SIGNED BY TWO OFFICERS

जारी करने वाली शाखा

ISSUING BRANCH BACKBAY RECLAMN., BOMBAY

Tel No.: 022-2819539 KEY : PIJMAN 0 11593

DATE 08/09/2004

माँगे जानेपर ON DEMAND PAY REGISTRAR OF COMPANIES GUJARAT**********

**********REGISTRAR OF COMPANIES GUJARAT********************

या उनके आदेश पर OR ORDER

रुपये RUPEES

MU/TT	FIVE	FIVE	ZERO
MU/OL	HNDRS	TENS	UNITS
MU/TL			

***

रु.Rs 5 5 0 Ps00

AMOUNT BELOW 551 (5/3)

अदा करें। मूल्य प्राप्त VALUE RECEIVED

PAISE ZERO ONLY

Sr. No.: 04/003169

KEY : PIJMAN

0207017 SVI591

भारतीय स्टेट बैंक

STATE BANK OF INDIA

अधिकृत हस्ताक्षरकर्ता AUTHORISED SIGNATORY

शाखा प्रबंधक / BRANCH MANAGER

कोड क्र. CODE NO.

(हस्ताक्षर नमूना क्र० / S.S. NO.) (हस्ताक्षर नमूना क्र० / S.S. NO.)

0220 AHMEDABAD MAIN BRANCH / DRAWEE BRANCH 0 0301

0220129718

P. D. DESHPANDE

D/4634

9 8 7 6 5 4 3 2

⑈129718⑈ 00000 2000⑆ 000220⑈ 16

THE COMPANIES ACT, 1956

FORM NO. 17

Registration no. 04-1569 **Nominal Capital Rs. 800 crores**

REGISTERED ON 28.9.04 DOC. NO. 482
Asstt Registrar of Companies Gujarat

Memorandum of complete satisfaction of Charge
(Pursuant to Section 138)

Name of Company : **Indian Petrochemicals Corporation Limited**

Presented by : **Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that charge registered on March 31, 2003 vide Mortgage-cum-Trust Deed dated March 29, 2003 *inter-alia* for foreign currency loan facilities of **Rs. 308.07 crores** stands satisfied to the extent of **Rs. 253.97 crores** (US$ 53.37 Million) as on August 30, 2004. The said amount of Rs. 253.97 crores (US$ 53.37 Million) comprises of amount(s) paid to Citibank N.A. **Rs. 206.19 crore** (USD 43.33 Million) and paid to US EXIM Bank **Rs. 47.78 crore** (USD 10.04 Million) towards redemption of said foreign currency loan facilities. The satisfaction of debt is evidenced by letter dated September 17, 2004 of IL&FS Trust Company Limited – Trustees to the Lenders attached as Annexure.

For IL&FS Trust Company Limited

IL&FS TRUST CO. LTD. MUMBAI

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 20th day of September 2004
Place: Mumbai

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135, 137,~~ 138)

Particulars of charge(s) created by the Company registered in India~~, subject to which property has been acquired by a Company registered in India~~

Name of the Company	INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by	Shashikala Rao Deputy Company Secretary

PARTICULARS OF CHARGE UNDER SECTION 125

1 Date and description of the instrument creating the charge.

Mortgage-cum-Trust Deed dated 29.3.2003.

2 Amount secured by the charge/amount owing on security of the charge.

Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only) more particularly described in Fifth Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003.

Loan Agreement dated	Lender	Amount (Rs. in crores)
Foreign Currency Term Loan Facilities		
Sr. No. 1 7.10.1994	US EXIM Bank (DPG provided by state Bank of India and Bank of Baroda)	47.78 (US $ 10.04 Mn)
Sr. No. 2 12.9.1996	Barclays Bank PLC	54.10 (Euro 10.67 Mn)

	<u>Sr. No. 3</u> 18.9.1997	Citibank NA	206.19 (US $ 43.33 Mn)
	Total		**308.07**

3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The foreign currency facilities are secured by a pari passu mortgage and charge on the specifically mortgaged premises, in favour of the Trustees, who shall hold the same for the benefit of the lenders as per details given below : 1. All those pieces and parcel of lands, admeasuring Acre-1, Guntha - 10, bearing Survey No. 166/1 situated at Village Angadh, Tehsil and District Vadodara in the State of Gujarat, together with all structures thereon and all plant, machinery and equipments both present and future attached thereto or permanently fastened to anything attached thereto, more particularly described in First Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003. 2. The whole of the present fixed assets of Vadodara Complex and Gandhar Complex in Taluka: Vagara & District: Bharuch of the Company lying and being in the State of Gujarat, except all the pieces of land of the said Vadodara & Gandhar Complexes of the Company (Ref: Second Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003).
4	Gist of the terms and conditions and extent and operation of the charge.	1. The charge operates as security by way of a *pari passu* charge *inter-alia* for due repayment and redemption of unsecured foreign currency loans facilities availed from various foreign banks on various dates to the extent of Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only), together with interest thereon, penal interest, costs, charges and all other monies payable by the Company.

7 8/

2. That the specifically mortgaged premises herein before expressed to be granted, conveyed, assigned, transferred and assured are the sole and absolute property of the Company and except for the charges specified in Eleventh Schedule to the Mortgage-cum-Trust Deed, are free from any other mortgage, charge or encumbrance and are not subject to any lispendens, attachment or other process issued by any Court or other authority.

3. That the Company has the power to grant, convey, transfer, assure and assign unto the Trustee, the specifically mortgaged premises.

5	Names and addresses and description of the persons entitled to the charge.	Trustees to the Lenders IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex Bandra (East) Mumbai 400 050

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Series.	Not Applicable
8	Dates of resolution authorising the issue of the series.	Not Applicable
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Not Applicable
10	Names and addresses of the trustees (if any) for the debentureholders.	Not Applicable
11	Date of registration of the series of Debentures.	Not Applicable
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or	Not applicable

indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.

PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135

13	Date and brief description of instrument modifying the charge.	Not applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	Not applicable
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	Not applicable

16 APPOINTMENT OF RECEIVER UNDER SECTION 137

(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable

17 MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138

(a)	Date of creation of original charge and amount secured.	Date : 31st March, 2003 Amount : Foreign currency loan facilities for Rs. 253.97 crores (US $ 53.37 Mn) forming part of charge registered for foreign currency loan facilities for Rs. 308.07 crores vide registration no. 446 dated March 31, 2003.
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Date : 31st March, 2003 Registration No. : 446

(c) Date of filing of the memorandum of satisfaction/date of entry of satisfaction.

For IL&FS Trust Company Limited

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 20th day of September 2004
Place: Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18 Date of Registration

19 Serial No. of the document in file

ITCL

IL&FS Trust Company Limited

September 17, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat
Fax : 0265 - 2067383

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : US EXIM Bank Loan and Citibank Loan

Dear Madam,

Based on the confirmation received from the Company and certificate / letter(s) received from US EXIM Bank and Citibank N.A. we hereby confirm that :

(1) The US EXIM Bank foreign currency loan facility of USD 10.04 Mio (Rs. 47.78 crore) and Citibank N.A. foreign currency loan facility of USD 43.33 Mio (Rs. 206.19 crore) stand fully repaid on August 30, 2004;

(2) There are no dues outstanding in respect of the aforesaid foreign currency facilities in terms of the Loan Agreements and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 308.07 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified for Rs. 54.10 crores (Euro 10.67 Mio), as Rs. 253.97 crores (USD 53.37 Mio) pertaining to the aforesaid facilities have been fully paid;

(4) The charge created in respect of the aforesaid facilities is fully satisfied.

Thanking you,

For IL&FS Trust Company Limited

Authorised Signatory

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2659 3333 Fax: 91-22-2653 3297

28/5/04 DOC. NO.........

Bellur
Asstt Registrar of Companies
Gujarat

The Companies Act, 1956

FORM NO. 8

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Modification of Charges ~~/ Particulars of Charge(s)~~ created by the Company Registered in India~~, subject to which property has been acquired by a Company registered in India~~

(Pursuant to Section ~~125/127/~~135)

	Name of the Company	INDIAN PETROCHEMICALS CORPORATION LIMITED
	Presented by	Shashikala Rao Deputy Company Secretary
1	Date and description of the instrument creating the charge.	Mortgage-cum-Trust Deed dated 29.3.2003
2	Amount secured by the charge/amount owing on security of the charge.	Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only), more particularly described in Fifth Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003.

Loan Agreement dated	**Lender**	**Amount (Rs. in crores)**
Foreign Currency Term Loan Facilities		
Sr. No. 1 7.10.1994	US EXIM Bank (DPG provided by State Bank of India and Bank of Baroda)	47.78 (US $ 10.04 Mn)
Sr. No. 2 12.9.1996	Barclays Bank PLC	54.10 (Euro 10.67 Mn)

Sr. No. 3 18.9.1997	Citibank NA	206.19 (US $ 43.33 Mn)
Total		**308.07**

3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The foreign currency facilities are secured by a pari passu mortgage and charge on the specifically mortgaged premises, in favour of the Trustees, who shall hold the same for the benefit of the lenders as per details given below : 1. All those pieces and parcel of lands, admeasuring Acre-1, Guntha- 10, bearing Survey No. 166/1 situated at Village Angadh, Tehsil and District Vadodara in the State of Gujarat, together with all structures thereon and all plant, machinery and equipments both present and future attached thereto or permanently fastened to anything attached thereto, more particularly described in First Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003. 2. The whole of the present fixed assets of Vadodara Complex and Gandhar Complex in Taluka: Vagara & District: Bharuch of the Company lying and being in the State of Gujarat, except all the pieces of land of the said Vadodara & Gandhar Complexes of the Company (Ref: Second Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003).
4	Gist of the terms and conditions and extent and operation of the charge.	1. The charge operates as security by way of a *pari passu* charge *inter-alia* for due repayment and redemption of unsecured foreign currency loans facilities availed from various foreign banks on various dates to the extent of Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only), together with interest thereon, penal interest, costs, charges and all other monies payable by the Company.

		2. That the specifically mortgaged premises herein before expressed to be granted, conveyed, assigned, transferred and assured are the sole and absolute property of the Company and except for the charges specified in Eleventh Schedule to the Mortgage-cum-Trust Deed, are free from any other mortgage, charge or encumbrance and are not subject to any lispendens, attachment or other process issued by any Court or other authority. 3. That the Company has the power to grant, convey, transfer, assure and assign unto the Trustee, the specifically mortgaged premises.
5	Names and addresses and description of the persons entitled to the charge.	**Trustees to the Lenders** IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex Bandra (East) Mumbai 400 050
6	Date and brief description of instrument modifying the charge.	There is no instrument specifically executed for modifying the Charge. However, letter dated September 17, 2004 from IL&FS Trust Company Limited confirming repayment of foreign currency loan on August 30, 2004 is attached as Annexure.
7	Particulars of modification specifying the terms and conditions or the extent of operation of the charge in which modification is made and the details of the modification.	The charge stands modified as under : On August 30, 2004, the Company has repaid foreign currency term loan of Rs. 206.19 crores (US $ 43.33 Mn) availed from Citibank N.A. The amount secured by the charge stands revised to Rs. 54.10 crores as under :

Loan Agreement dated	Lender	Amount (Rs. in crores)
Foreign Currency Term Loan Facilities.		
Sr. No. 1 12.9.1996	Barclays Bank PLC	54.10 (Euro 10.67 Mn)
Total		**54.10**

This is to certify that Form No. 8 and 13 have been correctly and completely filled in.

For IL&FS Trust Company Limited

IL&FS TRUST CO. LTD. MUMBAI

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 20th day of September 2004

Place: Mumbai

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section 130, 135, 137, 138)

Particulars of charge(s) created by the Company registered in India, ~~subject to which property has been acquired by a Company registered in India~~

Name of the Company	INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by	Shashikala Rao Deputy Company Secretary

PARTICULARS OF CHARGE UNDER SECTION 125

1	Date and description of the instrument creating the charge.	Mortgage-cum-Trust Deed dated 29.3.2003.
2	Amount secured by the charge/amount owing on security of the charge.	Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only) more particularly described in Fifth Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003.

Loan Agreement dated	Lender	Amount (Rs. in crores)
Foreign Currency Term Loan Facilities		
Sr. No. 1 7.10.1994	US EXIM Bank (DPG provided by State Bank of India and Bank of Baroda)	47.78 (US $ 10.04 Mn)
Sr. No. 2 12.9.1996	Barclays Bank PLC	54.10 (Euro 10.67 Mn)
Sr. No. 3 18.9.1997	Citibank NA	206.19 (US $ 43.33 Mn)
Total		**308.07**

3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The foreign currency facilities are secured by a pari passu mortgage and charge on the specifically mortgaged premises, in favour of the Trustees, who shall hold the same for the benefit of the lenders as per details given below: 1. All those pieces and parcel of lands, admeasuring Acre ; 1, Guntha : 10, bearing Survey No. 166/1 situated at Village Angadh, Tehsil and District Vadodara in the State of Gujarat, together with all structures thereon and all plant, machinery and equipments both present and future attached thereto or permanently fastened to anything attached thereto, more particularly described in First Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003. 2. The whole of the present fixed assets of Vadodara Complex and Gandhar Complex of the Company lying and being in the State of Gujarat, except all the pieces of land of the said Vadodara & Gandhar Complexes of the Company (Ref : Second Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003).
4	Gist of the terms and conditions and extent and operation of the charge.	1. The charge operates as security by way of a *pari passu* charge *inter-alia* for due repayment and redemption of unsecured foreign currency loans facilities availed from various foreign banks on various dates to the extent of Rs. 308.07 crores (Rupees three hundred eight crores and seven lakhs only), together with interest thereon, penal interest, costs, charges and all other monies payable by the Company. 2. That the specifically mortgaged premises herein before expressed to be granted, conveyed, assigned, transferred and assured are the sole and absolute property of the Company and except for the charges specified in Eleventh Schedule to the Mortgage-cum-Trust Deed, are free from any other mortgage, charge or encumbrance and are not subject to any lispendens, attachment or other process issued by any Court or other authority. 3. That the Company has the power to grant, convey, transfer, assure and assign unto the Trustee, the specifically mortgaged premises.

5	Names and addresses and description of the persons entitled to the charge.	**Trustees to the Lenders** IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex Bandra (East) Mumbai 400 050

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Series.	Not Applicable
8	Dates of resolution authorising the issue of the series.	Not Applicable
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Not Applicable
10	Names and addresses of the trustees (if any) for the debentureholders.	Not Applicable
11	Date of registration of the series of Debentures.	Not Applicable
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	Not applicable

PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135

13	Date and brief description of instrument modifying the charge.	There is no instrument specifically executed for modifying the Charge. However, letter dated September 17, 2004 from IL&FS Trust Company Limited confirming repayment of foreign currency loan of Rs. 206.19 crores (US$ 43.33 Mn.) on August 30, 2004 is attached as Annexure.

14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	Particulars of Modification for repayment of foreign currency loan of Rs. 47.78 crores (US $ 10.04 Mn.) to US EXIM Bank registered with the Office of the Registrar of Companies, Gujarat on September 26, 2003 vide Registration No. 461.
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	The charge stands modified as under : On August 30, 2004, the Company has repaid foreign currency term loan of Rs. 206.19 crores (US $ 43.33 Mn) The amount secured by the charge stands revised to Rs. 54.10 crores as under :

Loan Agreement dated	**Lender**	**Amount (Rs. in crores)**
Foreign Currency Term Loan Facilities.		
<u>Sr. No. 1</u> 12.9.1996	Barclays Bank PLC	54.10 (Euro 10.67 Mn)
Total		**54.10**

16 APPOINTMENT OF RECEIVER UNDER SECTION 137

(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable

17 MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138

(a)	Date of creation of original charge and amount secured.	Not Applicable
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Not Applicable
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	Not Applicable

For IL&FS Trust Company Limited

Dated this 20th day of September 2004
Place: Mumbai

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18	Date of Registration
19	Serial No. of the document in file

ITCL

IL&FS
Trust
Company
Limited

September 17, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat
Fax : 0265 - 2067283

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : US EXIM Bank Loan and Citibank Loan

Dear Madam,

Based on the confirmation received from the Company and certificate / letter(s) received from US EXIM Bank and Citibank N.A. we hereby confirm that :

(1) The US EXIM Bank foreign currency loan facility of USD 10.04 Mio (Rs. 47.78 crore) and Citibank N.A. foreign currency loan facility of USD 43.33 Mio (Rs. 206.19 crore) stand fully repaid on August 30, 2004;

(2) There are no dues outstanding in respect of the aforesaid foreign currency facilities in terms of the Loan Agreements and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 308.07 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified for Rs. 54.10 crores (Euro 10.67 Mio), as Rs. 253.97 crores (USD 53.37 Mio) pertaining to the aforesaid facilities have been fully paid;

(4) The charge created in respect of the aforesaid facilities is fully satisfied.

CERTIFIED TRUE COPY

Thanking you,

For IL&FS Trust Company Limited

Authorised Signatory

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2659 3333 Fax: 91-22-2653 3297

September 20, 2004

To : Shri P. A. Soni

From : Shashikala Rao

Please find enclosed letter dated September 20, 2004 addressed to the Registrar of Companies, Gujarat enclosing the following documents for filing with the same:

1. Three original sets of Form no. 17 and Form no. 13, along with Annexure marked therein, duly signed, and a Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated 07/09/2004, bearing no. 129696 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India towards filing fee.

2. Three original sets of Form no. 8 and Form no. 13, along with Annexure marked therein, duly signed, and a Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated Sep 8, 2004, bearing no. 129718 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India towards filing fee.

You are requested to kindly file the above documents with the Registrar of Companies, Gujarat immediately and send the copies confirming the registration along with the filing receipt to my office.

Regards,

Shashikala Rao

Encl.: As above

ITCL

IL&FS Trust Company Limited

September 17, 2004

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Vadodara 391 346
Gujarat
Fax : 0265 - 3067333

Kind Attn : Ms. Shashikala Rao, Deputy Company Secretary

Sub : US EXIM Bank Loan and Citibank Loan

Dear Madam,

Based on the confirmation received from the Company and certificate / letter(s) received from US EXIM Bank and Citibank N.A. we hereby confirm that :

(1) The US EXIM Bank foreign currency loan facility of USD 10.04 Mio (Rs. 47.78 crore) and Citibank N.A. foreign currency loan facility of USD 43.33 Mio (Rs. 206.19 crore) stand fully repaid on August 30, 2004;

(2) There are no dues outstanding in respect of the aforesaid foreign currency facilities in terms of the Loan Agreements and Mortgage-cum-Trust Deed dated March 29, 2003 executed for securing the same along with other unsecured borrowings of the Company;

(3) The charge created for Rs. 308.07 crores under the Mortgage-cum-Trust Deed dated March 29, 2003 would stand modified for Rs. 54.10 crores (Euro 10.67 Mio), as Rs. 253.97 crores (USD 53.37 Mio) pertaining to the aforesaid facilities have been fully paid;

(4) The charge created in respect of the aforesaid facilities is fully satisfied.

Thanking you,

For IL&FS Trust Company Limited

Authorised Signatory

INDIAN PETROCHEMICALS CORP. LTD. 21/9/04

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2653 3333 Fax: 91-22-2653 3297

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

RECEIVED
2006 AUG -1 P 2:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 25, 2004

Shri Sanjay Gautam
State Bank of India
Corporate Accounts Group Branch
Ahmedabad

Sub : Copy of Registered Form 17 & 13 - IPCL

Ref : Mortgage Deed dated March 22, 1996 and Deed of Transfer of Mortgage and Credit Agreement dated October 11, 2002 registered on October 21, 2002

Dear Sir,

With reference to the captioned subject, please find enclosed copies of Form(s) 17 & 13 duly registered with Registrar of Companies, Ahmedabad vide registration no. 483 dated November 10, 2004 for your records.

You are requested to confirm receipt of the same.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

26-11-04

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India.

कम्प्यूटर द्वारा मुद्रित होने पर ही वैध VALID ONLY IF COMPUTER PRINTED — केवल छ:महीनों के लिये ही वैध VALID FOR SIX MONTHS ONLY

कोड क्र. CODE NO.

रु. 50,000/- एवं अधिक के लिखत दो अधिकारियों द्वारा हस्ताक्षरित होने पर ही वैध है। INSTRUMENT FOR RS. 50,000/- AND OVER IS VALID ONLY WHEN SIGNED BY TWO OFFICERS

जारी करने वाली शाखा ISSUING BRANCH BACKBAY RECLAMN, BOMBAY
Tel No.: 022-2819539 KEY : PUKHEW | 0 | 1593 |

DATE 27/10/2004

मांगे जानेपर ON DEMAND PAY THE REGISTRAR OF COMPANIE S GUJARAT*****
**********THE REGISTRAR OF COMPANIE S GUJARAT****************
या उनके आदेश पर OR ORDER

रुपये RUPEES

FIVE	FIVE	ZERO
HNDRS	TENS	UNITS

***

रु.Rs. | 5 | 5 | 0 | Ps00

AMOUNT BELOW 551 (5/3)

अदा करें। मूल्य प्राप्त VALUE RECEIVED

MU/TT
MU/OL
MU/TL

PAISE ZERO ONLY
Sr. No.: 047003225
KEY : PUKHEW

भारतीय स्टेट बैंक
STATE BANK OF INDIA

प्राधिकृत हस्ताक्षरकर्ता AUTHORISED SIGNATORY
(हस्ताक्षर नमूना क्र०/S.S. NO.)

शाखा प्रबंधक / BRANCH MANAGER
(हस्ताक्षर नमूना क्र०/S.S. NO. J. L. WALKE)
W-198

कोड क्र. CODE NO.

0220 AHMEDABAD MAIN BRANCH
अदाकर्ता शाखा / DRAWEE BRANCH | 0 | 0301 |

0220132241

9 8 7 6 4 3 2 1

⑈132241⑈ 000002000⑆ 000220⑈ 16

MADRAS SECURITY PRINTERS, 08-2002

Indian Petrochemicals Corporation Limited
Corporate Office,
P.O. Petrochemicals Township, Vadodara-391 345, India.
Telephone : 91-265-3067221, Facsimile : 91-265-3067333

November 4, 2004

The Registrar of Companies
C.G.O. Complex
Opp. Rupal Park
Near Ankur Cross Road
Naranpura
Ahmedabad 380 013

Regn. No. 04-1569

Dear Sir,

Please find enclosed the following documents in connection with Mortgage Deed registered on March 22, 1996.

Three original sets of Form No. 17 and Form No. 13, along with Annexure marked therein, duly signed, in respect of repayment of foreign currency term loan along with a crossed Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated October 22, 2004, bearing No. 132241 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on State Bank of India, Ahmedabad Main Branch towards filing fee.

You are requested to kindly register the documents at an early date.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Encl: As Above.

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)05/11/2004

REC. NO. : 563445 **REG. NO. :** 04-001569

INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	25/10/2004	N	500
FORM 13	DRAFT	25/10/2004	N	50
	(N.K.S.) Fees	TOTAL		550

N: NORMAL FEE **A: ADDITIONAL FEE**

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

10-11-04 483

THE COMPANIES ACT, 1956

FORM NO. 17

Registration no. 04-1569 **Nominal Capital Rs. 800 crores**

Memorandum of complete satisfaction of Charge
(Pursuant to Section 138)

Name of Company : **Indian Petrochemicals Corporation Limited**

Presented by : **Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that charge registered on April 26, 1996 vide Mortgage deed dated March 22, 1996 in favour of SBI as the trustees, modified by Deed of Transfer of Mortgage and Credit Agreement dated October 11, 2002 registered on October 21, 2002 for US$ 90996807 (Rs. 318.95 crore) stands fully repaid to the lenders on October 25, 2004. The satisfaction of debt is evidenced by letter dated October 25, 2004 of State Bank of India, Offshore Banking Unit, Manama, Bahrain attached as Annexure.

For State Bank of India

For STATE BANK OF INDIA
A.G.M. & Relationship Manager
Corporate Accounts Group Branch, Ahmedabad

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 4th day of November 2004

Place : Baroda

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135, 137,~~ 138)

Particulars of charge(s) created by the Company registered in India, subject to which property has been acquired by a Company registered in India

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
PARTICULARS OF CHARGE UNDER SECTION 125		
1	Date and description of the instrument creating the charge.	(1) Mortgage Deed dated 22nd day of March, 1996 between Indian Petrochemicals Corporation Ltd. and the Finance Parties as represented by State Bank of India as "Security Agent" (2) Credit Agreement dated 25th September, 1995 specifying therein terms and conditions as between the Mortgagor (IPCL) and the Mortgagees (Finance Parties' detailed under Point No. 5 below)
2	Amount secured by the charge/amount owing on security of the charge.	US $ 90996807 (Rs. 318.95 crores - Rupees three hundred eighteen crores and ninety five lakhs only) more particularly described in Second Schedule to the Mortgage Deed dated 22nd March, 1996.
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The leasehold right in Land and Plant & Machinery and hereditaments at premises situated at the Mortgagor's plant at MIDC Nagothane and more particularly described in parts in Second Schedule of the Mortgage Deed written with liberties, rights, privileges, easements, advantages

		and appurtenances whatsoever to the said leasehold rights in land and plant & machinery or any parts thereof now or herebefore belonging or in any wise appertaining or usually held or occupied or enjoyed there with or reputed to belong or be appurtenant thereto shown in the II schedule given together with the benefit of the covenant for renewal of the lease held by the mortgagor under the indentures of lease herein before mentioned in all and singular the plant & machinery hereunder written. The land now existing or brought into or be hereafter put by way of substitution or addition to the intent that the same shall be and form security in addition to any other security which the mortgagees now hold or may hereafter hold upto the mortgaging absolutely and for ever subject to the proviso for redemption hereinafter contained.
4	Gist of the terms and conditions and extent and operation of the charge.	a) Interest shall be paid by the mortgagor on the principal sum or the balance thereof remaining unpaid in accordance with the credit agreement to be an aggregate of (a) the margin and (b) the applicable LIBOR. b) Mortgagees have a right to take over possession in event of default. c) Mortgagor to do all acts for more perfectly; assuring mortgaged plant and machinery. d) Mortgagor to pay rents, taxes of mortgaged land and Plant and Machinery and keep the same insured. e) Mortgagor will not sell nor allow distress or attachment on mortgaged assets without mortgagee's approval and to offer further security in case of depreciation.
5	Names and addresses and description of the persons entitled to the charge.	State Bank of India, as Arrangers, Central Office, Bombay, BA Asia Limited, Hongkong as Arrangers. Bank of America NT & ST, Taipei Offshore Banking Branch as Lead Manager.

	The Bank of Nova Scotia Asia Limited as Lead manager. State Bank of India, Manama, Bahrain as Lead Manager. The Fuji Bank Ltd. Singapore Branch as Co-Lead Manager. Bank of India, Osaka, Japan as Manager. The Daiwa Bank Ltd., Singapore Branch as Manager. The Long Term Credit Bank of Japan Ltd., Singapore Branch as Manager. The Mitsui Trust and Banking Company Ltd., Singapore Branch as Manager. Shinhan Bank, Seoul Korea as Manager. Hua Nan Commercial Bank Ltd., Wanchai Hongkong as Participant. Indian Bank, Singapore, as Participant. Syndicate Bank, London, as Participant. Taishin International Bank, Taipai, Taiwan as Participant. Taiwan Co-operative Bank, Offshore Banking Branch, Taiwan as Participant. E Sun Commercial Bank, Taiwan as Participant. State Bank of India, Manama, Bahrain as Security Agent. BA Asia Limited, Hongkong, as Facility Agent.

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Séries.	Not Applicable

8	Dates of resolution authorising the issue of the series.	Not Applicable
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Not Applicable
10	Names and addresses of the trustees (if any) for the debentureholders.	Not Applicable
11	Date of registration of the series of Debentures.	Not Applicable
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	Not applicable

PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135

13	Date and brief description of instrument modifying the charge.	Not Applicable
14	Particulars of modification already registered/filed in	(a) Charge modified by Deed of Transfer of Mortgage and Credit Agreement dated October 11, 2002 registered on October 21, 2002 vide Regn. No. 428 wherein borrowing was revised from USD 90996807 (Rs. 318.95 crore) to USD 20220000 (Rs. 98.70 crore) and State Bank of India is entitled to charge in lieu of the original charge holders. (b) Aforesaid charge was further modified by Indenture of Mortgage dated January 30, 2004 registered on January 30, 2004 vide registration no. 469, for addition of property to the properties secured list.

	the office of the Registrar of Companies.	
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	Not Applicable
16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable
17	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	Date : 22nd March, 1996 Amount : US$ 90996807 (Rs. 318.95 crores)
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Date : 26th April, 1996. Registration No. : 287.
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	

For State Bank of India

For STATE BANK OF INDIA

A.G.M. & Relationship Manager
Corporate Accounts Group Branch, Ahmedabad

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Dated this 4th **day of** November **2004**

Place : Baroda

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18 Date of Registration

19 Serial No. of the document in file

09-NOV-2004 09:56 IPCL CORPORATE 0091 265 3067333 P.01

For Shri ... Goni

भारतीय स्टेट बैंक
STATE BANK OF INDIA
OFFSHORE BANKING UNIT
P.O. Box 5466, MANAMA
KINGDOM OF BAHRAIN

ستيت بنك أوف إنديا

Fax Transmission
No. of pages (1)

Msg to: Indian Petrochemicals Corporation Ltd. Vadodara, Gujarat, India
Fax. +91 265 3067 334
Msg from: State Bank of India, OBU, Bahrain
Msg no: Syn/IPCL/ [illegible] /2004-05 Dated October 25 2004

Attn: Mr S Sengupta Asst Vice President

Indian Petrochemicals Corporation Ltd
US$ 20.220 Mio Term Loan Facility
Credit Agreement Dated 11th October, 2002

We have to advise that the last and final instalment in the captioned Facility has been received in our account on 06th October 2004. No outstandings are due in respect of the above Facility as on date.

We thank you for your co-operation in smooth completion of the Facility and look forward to working with you on other transactions in future.

Regards,

(Umesh K. Pandey)
Manager (Syndications)

SBI - Modification

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

→ MS. Shashikala RAO

BY HAND

No. SC/1/ROC 30th January, 2004

The Registrar of Companies
Ahmedabad

Sub: Registration of Modification of Charge – filing of Form No. 8 and 13

Dear Sir,

Enclosed please find three original sets of Form No. 8 and 13 duly signed in respect of loan of US $ 20220000 (Rs. 98.70 crores) from State Bank of India, Bahrain along with certified copies of the Indenture of Mortgage dated 2nd January, 2004 and our crossed Demand Draft No. 731580 dated 29th January, 2004 for Rs. 550/- (Rupees five hundred fifty only) towards payment of filing fee.

You are requested for registration of the documents at an early date.

Thanking you,

Yours faithfully
for Indian Petrochemicals Corporation Limited

(U.K. Tanna)
Deputy Company Secretary

Encl : As above

Acknowledgement by SBI for handing over original registered forms.

30/1/2004

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)30/01/2004
REC. NO. : 518754 **REG. NO. :** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 8	DRAFT	02/01/2004	N	500
FORM 13	DRAFT	02/01/2004	N	50
	(N.K.S.) Fees Paid TOTAL			550

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

ANNEXURE-12(4)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

RECEIVED
2006 AUG -1 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 4, 2004

The Registrar of Companies, Gujarat
C.G.O. Complex
Opp: Rupal Park
Near Ankur Cross Road
Naranpura
Ahmedabad 380 013

Regn. No. 04 – 1569

Sub : Registration of Satisfaction of Charge – Filing of Forms 17 and 13

Dear Sir,

Please find enclosed three original sets of Form no. 17 and Form no. 13 along with Annexure marked therein duly signed in respect of redemption and satisfaction of 14.2% Secured Non-convertible Redeemable Bonds : Series "I" along with Demand Draft No. 560653 dated December 03, 2004 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on HDFC Bank Limited, Ahmedabad towards filing fees.

You are requested to kindly register the documents at an early date.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl : As above

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI) 06/12/2004
573020 04-001569
REG NO. INDIAN PETRO-CHEMICALS **REG NO.** CORPN. LTD

Registration no. 04-15

Memorand

Name of Company

Presented by

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	29/11/2004	N	500
FORM 13	DRAFT	29/11/2004	N	50
	(N.K.S.) Fees Paid	TOTAL		550

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

Indian Petrochemicals Corporation Limited hereby gives notice that charge registered on July 21, 1997 vide Bond Trust Deed dated July 17, 1997 in favour of State Bank of India as the trustees for the Secured Non-convertible Redeemable Bonds : Series "I" aggregating to Rs. 450 crore, modified by Deed of Reconveyance dated August 20, 1999 and Deed of Additional Security dated August 21, 1999 registered on August 24, 1999 stands fully satisfied. The satisfaction of debt is evidenced by certificate dated April 2, 2003 received from R. V. Sreeram, Chartered Accountant, Vadodara and letter dated November 29, 2004 received from UTI A.M.C. Private Limited attached as Annexure 1 and 2 respectively.

For State Bank of India

कृते भारतीय स्टेट बैंक / बैंक
For STATE BANK OF INDIA

प्रबंधक / Manager
नया निर्गम और प्रतिभूति सेवा विभाग
New Issue & Securities Services Divn.
मुंबई मुख्य शाखा / Mumbai Main Branch

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Dated this 3rd day of December, 2004

Place : Mumbai

FROM : IPCL CORP FIN

ANNEXURE - I

R. V. SREERAM

B. Com., F.C.A., A.C.S.

CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BAORDA - 390 005. ✆ : 363247

CERTIFICATE

To
The State Bank of India,
Trustees to BondHolders,
Series 'I' Bonds – Rs.450 crores issued by IPCL.
Securities and Services Division,
Mumbai.

This is to certify that 14.2% Secured Non-Convertible Redeemable Bonds – Series 'I' aggregating Rs. 450 crores issued by Indian Petrochemicals Corporation Ltd., has been fully redeemed. The Bond redemption proceeds were deposited by IPCL with IDBI Bank Ltd, Alkapuri Branch in Account No. 021103000000286 and the balance in the said account as on 31st March, 2003 is 'NIL'. No claims against the said bonds are pending for redemption.

Place : Vadodara
Date : 02.04.2003

R. V. Sreeram

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM, M. NO. 201492, BARODA, Chartered Accountant

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

ANNEXURE - 2

UTI A.M.C. PVT. LTD.
(ASSET MANAGEMENT COMPANY OF UTI MUTUAL FUND)
DEPARTMENT OF FUND ACCOUNTS
UTI Tower, 'Gn' Block, 5th Floor (North Wing), Bandra-Kurla Complex,
Bandra (East), Mumbai 400051
Tel.:56786466 Fax.:56786413

UT/DOFA/ /04305/DEBT/2004-2005 DATE :29/11/2004

Shri.S.Sengupta
Assistant Vice President
Indian Petrochemical Corporation Ltd.
C/O Reliance Industries Ltd.
Fosbery Road, Off Reay Road Station (E)
Sewree,
Mumbai – 400 033.
India.

Dear Sir,

Re:- 14.20% NCD Of Rs.24.18Crores (050430513)

"No Outstanding Dues"

We have purchased 14.20% NCD of Rs.24.18 Crores of Indian Petrochemicals Corporation Ltd. As on date the company has cleared all the outstanding dues towards the captioned assistance given.

Sanction Details	Security	Primary / Secondary Market	Date of Allotment	Date of Redemption
14.20% NCD of Rs.24.18 Crores	050430513	Secondary	04/07/1997	04/07/2002

There are **no outstanding dues** from the company on account of principal/simple interest and overdue/ penal interest towards the above assistance given to company.

This is for your information.

Thanking you,

Yours Sincerely,

(S.Sriram)
Asst. Vice President
Dept. of Fund Accts.

M:/No dues format.doc

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135, 137,~~ 138)

Particulars of charge(s) created by the Company registered in India, subject to which property has been acquired by a Company registered in India

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
PARTICULARS OF CHARGE UNDER SECTION 125		
1	Date and description of the instrument creating the charge.	Bond Trust Deed dated July 17, 1997 entered into between Indian Petrochemicals Corporation Limited (hereinafter referred to as 'the Company') and State Bank of India (hereinafter referred to as 'the Trustees for the Bond-holders).
2	Amount secured by the charge/amount owing on security of the charge.	Rs. 450 crores (Rupees four hundred fifty crores)
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	(i) All and singular right, title, interest and possession of the Company in the ownership of Flat No. A-191 on 19th floor at Twin Towers, having a super-built up area of 1959 sq. ft. situate off Vir Savarkar Marg, Prabhadevi, Mumbai 400 025, in the Registration District and Sub-District of Mumbai city and Mumbai Suburban in the State of Maharashtra together with covered parking space No. 22 and together with shares/ownership rights in Twin Towers Premises Co-operative Society Limited in the First Schedule

		forming part of the Trust Deed. (ii) All and singular right, title, interest and possession of the Company in the ownership of Flat No. 43 on 4th floor of the building Rajiv Apartments situate at Pali Hill, Bandra, Mumbai in the Registration District and Sub-District of Mumbai city and Mumbai Suburban in the State of Maharashtra together with shares/ownership rights in Pali Hill Rajiv Co-operative Housing Society Limited and more particularly described secondly in the First Schedule forming part of the Trust Deed. (iii) All and singular fixed and unfixed machinery and plant, engines, boilers, electrical and other installations, equipments, implements, furniture, fixtures, fittings, spares, tools and accessories and other articles and things at Vadodara Complex in the State of Gujarat and at Nagothane Complex in the State of Maharashtra. Short particulars of the main items whereof are set out in the Second Schedule forming part of the Trust Deed. (iv) All estate right, title, interest, property claims and demand whatsoever of the Company into and upon the same to hold the same unto and to the use of the Trustees absolutely but upon the trusts and with and subject to the powers and provisions contained in the Trust Deed rank pari passu with the mortgages created by the Company in favour of Financial Institutions and Trustees more particularly set out in Fifth Schedule forming part of the Trust Deed.
4	Gist of the terms and conditions and extent and operation of the charge.	a) For securing the principal amount of the Bonds, interest, trustees remuneration and all other monies subject to the terms and conditions contained in the Bond Trust Deed dated July 17, 1997. b) The Company shall pay interest onS the principal amount of the Bonds at the rate of 14.20 per cent per anum on June 15 and December 15 each year to

the registered Bondholders recorded in the Books of the Company, subject to deduction of income-tax at source at the rates for the time being prescribed under the Income-tax Act, 1961 and Rules made thereunder or any statutory modification or re-enactment thereof for the time being in force.

c) All mortgage premises shall be and remain security to the Trustee for the due redemption of the bonds without any preference or priority between or amongst the holders of the bonds inter-se. Interest and all other monies payable under the bond including remuneration of the Trustees shall become enforceable in accordance with the terms of the Trust of the Mortgage Premises.

d) The principal monies and all payments due under the bonds inter-se rank pari passu without any preference or priority whatsoever of one over the other or others on account of the date of issue or allotment and otherwise of the bonds. The Bonds will be redeemed on July 4, 2004 unless redeemed earlier.

e) The security shall become enforceable in the events specified in Clause 14 of the Trust Deed.

f) The Trustees shall hold the monies which shall arise from any sale, calling in, collection or conversion of the Mortgage Premises.

g) The Company, shall with prior written approval of the Trustees, be entitles to make further issue of Bonds and/or raise term loans or raise further funds from time to time form any persons / banks / financial institutions / body corporate / any other agency and create any mortgage or charge of any of its properties or assets.

h) Certain covenants o the part of the Company.

i) Various powers of the Trustees.

j) The principal amount of Bonds and all

		other moneys to become immediately due and payable on certain events as mentioned in the Bond Trust Deed.
5	Names and addresses and description of the persons entitled to the charge.	State Bank of India, Securities & Services Division, Mumbai Main Branch, Mumbai Samachar Marg, Mumbai 400 023

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Series.	Date : July 17, 1997 Amount : Rs. 450 crore (Rupees four hundred fifty crores)
8	Dates of resolution authorising the issue of the series.	Board Resolution dated April 2, 1997
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Bond Trust Deed dated July 17, 1997, executed by the Company at Mumbai in favour of the Trustees.
10	Names and addresses of the trustees (if any) for the debentureholders.	State Bank of India, Securities & Services Division, Mumbai Main Branch, Mumbai Samachar Marg, Mumbai 400 023
11	Date of registration of the series of Debentures.	July 17, 1997
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for	Not applicable

	any of the Debentures included in this return.	

PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135

13	Date and brief description of instrument modifying the charge.	Not Applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	The bonds were earlier secured by mortgage and charge on Company's Flat No. A-191 of Twin towers, Prabhadevi, Mumbai and Flat No. 43 of Rajiv Apartment, Pali Hill, Bandra, Mumbai and all and singular fixed and unfixed machinery and plant, engines, boilers, electrical and other installations, equipments, implements, furniture, fixtures, fittings, spares, tools and accessories and other articles and things at Vadodara Complex in the State of Gujarat and at Nagothane Complex in the State of Maharashtra. Short particulars of the main items whereof are set out in the Second Schedule forming part of the Trust Deed. These bonds are also now secured by the above properties with the exception that the security offered as Flat No. 43 of Rajiv Apartment, Pali Hill, Bandra, Mumbai is now substituted with Flat No. 53 in the same premises – more particularly described in the Schedule forming part of the Additional Security Documents. The aforesaid modification was made by Deed of Reconveyance dated August 20, 1999 and Deed of Additional Security dated August 21, 1999 registered on August 24, 1999 (Registration No. 358)
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	Not Applicable

16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable
17	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	Date : July 17, 1997 Amount : Rs. 450 crores
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Date : July 21, 1997 Registration No. : 312
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	

For State Bank of India

कृते भारतीय स्टेट बैंक / बैंक
For STATE BANK OF INDIA

प्रबंधक / Manager
नया निर्गम और प्रतिभूति सेवा विभाग
New Issue & Securities Services Divn.
मुंबई मुख्य शाखा / Mumbai Main Branch

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Dated this 3rd day of December, 2004

Place : Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18 Date of Registration

19 Serial No. of the document in file

ANNEXURE - 12 (b)

INDIAN PETROCHEMICALS CORPORATION LIMITED
C/O. Reliance Industries Limited
Fosbery Road, Off Reay Road Station (E)
Sewree, Mumbai 400 033 - India

Tel. : 3041 1829
Fax : 3041 1069

December 29, 2004

The Manager
State Bank of India
New Issue & Securities Services Division
Mumbai Main Branch
Mumbai Samachar Marg
Mumbai 400 023

Sub: Copy of Registered Form 17 and 13 – IPCL

Ref: Bond Trust Deed dated July 17, 1997 for Series – 'I' Bonds

Dear Sir,

With reference to the captioned subject, please find enclosed copy(s) of form(s) 17 & 13 duly registered with Registrar of Companies, Ahmedabad vide registration number 484 dated December 24, 2004 for your records.

You are requested to confirm receipt of the same.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Received / Post / Courier
30 DEC 2004
SBI, NEW ISSUE DIVN.
MUMBAI MAIN BR.

REGISTERED ON 24.12.04 ... NO. 484

Asstt Registrar of Companies Gujarat

THE COMPANIES ACT, 1956

FORM NO. 17

Registration no. 04-1569 **Nominal Capital Rs. 800 crores**

Memorandum of complete satisfaction of Charge
(Pursuant to Section 138)

Name of Company	:	**Indian Petrochemicals Corporation Limited**
Presented by	:	**Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that charge registered on July 21, 1997 vide Bond Trust Deed dated July 17, 1997 in favour of State Bank of India as the trustees for the Secured Non-convertible Redeemable Bonds : Series "I" aggregating to Rs. 450 crore, modified by Deed of Reconveyance dated August 20, 1999 and Deed of Additional Security dated August 21, 1999 registered on August 24, 1999 stands fully satisfied. The satisfaction of debt is evidenced by certificate dated 3rd Dec 2004 received from R. V. Sreeram, Chartered Accountant, Vadodara and letter dated November 29, 2004 received from UTI A.M.C. Private Limited attached as Annexure 1 and 2 respectively.

For State Bank of India

कृते भारतीय स्टेट बैंक / बैंक
For STATE BANK OF INDIA

प्रबंधक / Manager
नया निर्गम और प्रतिभूति सेवा विभाग
New Issue & Securities Services Divn.
मुंबई मुख्य शाखा / Mumbai Main Branch

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Dated this 3rd day of December, 2004

Place : Mumbai

R. V. SREERAM
B. Com., F.C.A., A.C.S.
CHARTERED ACCOUNTANT

524, PHOENIX COMPLEX, ADJ. TO SURAJ PLAZA, SAYAJIGUNJ, BARODA 390 005. ✆ : 2363247

TO WHOMSOEVER IT MAY CONCERN

Re: 14.2% Secured Non-Convertible Redeemable Bonds – Series 'I' aggregating Rs. 450 crore issued by Indian Petrochemicals Corporation Limited (IPCL)

This is to certify that -

1. the final payment of Rs. 177,877/- was made to M/s. UTI AMC Private Limited ('UTI') on November 22, 2004 (cheque encashed on 23rd November, 2004);
2. 'No Outstanding Dues' certificate dated November 29, 2004 has been issued by UTI;
3. as on November 23, 2004 no dues are outstanding towards 14.2% Secured Non-Convertible Redeemable Bonds – Series 'I' aggregating Rs. 450 crores issued by IPCL;
4. M/s. State Bank of India the trustees for the Bond-holders, have signed Form 17 on December 3, 2004, in respect of the charge created for the aforesaid Bonds confirming full satisfaction of the charge.

Place : Vadodara

Date : December 03, 2004

R. V. Sreeram

R. V. SREERAM
CHARTERED ACCOUNTANT
MEM. No. 201492

R. V. SREERAM
M. NO. 201492
BARODA
Chartered Accountant

UTI A.M.C. PVT. LTD.
(ASSET MANAGEMENT COMPANY OF UTI MUTUAL FUND)
DEPARTMENT OF FUND ACCOUNTS
UTI Tower, 'Gn' Block, 5th Floor (North Wing), Bandra-Kurla Complex,
Bandra (East), Mumbai 400051
Tel.:56786466 Fax.:56786413

UT/DOFA/ /04305/DEBT/2004-2005 DATE :29/11/2004

Shri.S.Sengupta
Assistant Vice President
Indian Petrochemical Corporation Ltd.
C/O Reliance Industries Ltd.
Fosbery Road, Off Reay Road Station (E)
Sewree,
Mumbai – 400 033.
India.

Dear Sir,

Re:- 14.20% NCD Of Rs.24.18Crores (050430513)

"No Outstanding Dues"

We have purchased 14.20% NCD of Rs.24.18 Crores of Indian Petrochemicals Corporation Ltd. As on date the company has cleared all the outstanding dues towards the captioned assistance given.

Sanction Details	Security	Primary / Secondary Market	Date of Allotment	Date of Redemption
14.20% NCD of Rs.24.18 Crores	050430513	Secondary	04/07/1997	04/07/2002

There are **no outstanding dues** from the company on account of principal/simple interest and overdue/ penal interest towards the above assistance given to company.

This is for your information.

Thanking you,

Yours Sincerely,

(S.Sriram)
Asst. Vice President
Dept. of Fund Accts.

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

M:No dues format.doc

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135, 137,~~ 138)

Particulars of charge(s) created by the Company registered in India, subject to which property has been acquired by a Company registered in India

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
PARTICULARS OF CHARGE UNDER SECTION 125		
1	Date and description of the instrument creating the charge.	Bond Trust Deed dated July 17, 1997 entered into between Indian Petrochemicals Corporation Limited (hereinafter referred to as 'the Company') and State Bank of India (hereinafter referred to as 'the Trustees for the Bond-holders).
2	Amount secured by the charge/amount owing on security of the charge.	Rs. 450 crores (Rupees four hundred fifty crores)
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	(i) All and singular right, title, interest and possession of the Company in the ownership of Flat No. A-191 on 19th floor at Twin Towers, having a super-built up area of 1959 sq. ft. situate off Vir Savarkar Marg, Prabhadevi, Mumbai 400 025, in the Registration District and Sub-District of Mumbai city and Mumbai Suburban in the State of Maharashtra together with covered parking space No. 22 and together with shares/ownership rights in Twin Towers Premises Co-operative Society Limited in the First Schedule

		forming part of the Trust Deed. (ii) All and singular right, title, interest and possession of the Company in the ownership of Flat No. 43 on 4th floor of the building Rajiv Apartments situate at Pali Hill, Bandra, Mumbai in the Registration District and Sub-District of Mumbai city and Mumbai Suburban in the State of Maharashtra together with shares/ownership rights in Pali Hill Rajiv Co-operative Housing Society Limited and more particularly described secondly in the First Schedule forming part of the Trust Deed. (iii) All and singular fixed and unfixed machinery and plant, engines, boilers, electrical and other installations, equipments, implements, furniture, fixtures, fittings, spares, tools and accessories and other articles and things at Vadodara Complex in the State of Gujarat and at Nagothane Complex in the State of Maharashtra. Short particulars of the main items whereof are set out in the Second Schedule forming part of the Trust Deed. (iv) All estate right, title, interest, property claims and demand whatsoever of the Company into and upon the same to hold the same unto and to the use of the Trustees absolutely but upon the trusts and with and subject to the powers and provisions contained in the Trust Deed rank pari passu with the mortgages created by the Company in favour of Financial Institutions and Trustees more particularly set out in Fifth Schedule forming part of the Trust Deed.
4	Gist of the terms and conditions and extent and operation of the charge.	a) For securing the principal amount of the Bonds, interest, trustees remuneration and all other monies subject to the terms and conditions contained in the Bond Trust Deed dated July 17, 1997. b) The Company shall pay interest onS the principal amount of the Bonds at the rate of 14.20 per cent per anum on June 15 and December 15 each year to

the registered Bondholders recorded in the Books of the Company, subject to deduction of income-tax at source at the rates for the time being prescribed under the Income-tax Act, 1961 and Rules made thereunder or any statutory modification or re-enactment thereof for the time being in force.

c) All mortgage premises shall be and remain security to the Trustee for the due redemption of the bonds without any preference or priority between or amongst the holders of the bonds inter-se. Interest and all other monies payable under the bond including remuneration of the Trustees shall become enforceable in accordance with the terms of the Trust of the Mortgage Premises.

d) The principal monies and all payments due under the bonds inter-se rank pari passu without any preference or priority whatsoever of one over the other or others on account of the date of issue or allotment and otherwise of the bonds. The Bonds will be redeemed on July 4, 2004 unless redeemed earlier.

e) The security shall become enforceable in the events specified in Clause 14 of the Trust Deed.

f) The Trustees shall hold the monies which shall arise from any sale, calling in, collection or conversion of the Mortgage Premises.

g) The Company, shall with prior written approval of the Trustees, be entitles to make further issue of Bonds and/or raise term loans or raise further funds from time to time form any persons / banks / financial institutions / body corporate / any other agency and create any mortgage or charge of any of its properties or assets.

h) Certain covenants o the part of the Company.

i) Various powers of the Trustees.

j) The principal amount of Bonds and all

		other moneys to become immediately due and payable on certain events as mentioned in the Bond Trust Deed.
5	Names and addresses and description of the persons entitled to the charge.	State Bank of India, Securities & Services Division, Mumbai Main Branch, Mumbai Samachar Marg, Mumbai 400 023

PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129

6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Series.	Date : July 17, 1997 Amount : Rs. 450 crore (Rupees four hundred fifty crores)
8	Dates of resolution authorising the issue of the series.	Board Resolution dated April 2, 1997
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Bond Trust Deed dated July 17, 1997, executed by the Company at Mumbai in favour of the Trustees.
10	Names and addresses of the trustees (if any) for the debentureholders.	State Bank of India, Securities & Services Division, Mumbai Main Branch, Mumbai Samachar Marg, Mumbai 400 023
11	Date of registration of the series of Debentures.	July 17, 1997
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for	Not applicable

	any of the Debentures included in this return.	

PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135

13	Date and brief description of instrument modifying the charge.	Not Applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	The bonds were earlier secured by mortgage and charge on Company's Flat No. A-191 of Twin towers, Prabhadevi, Mumbai and Flat No. 43 of Rajiv Apartment, Pali Hill, Bandra, Mumbai and all and singular fixed and unfixed machinery and plant, engines, boilers, electrical and other installations, equipments, implements, furniture, fixtures, fittings, spares, tools and accessories and other articles and things at Vadodara Complex in the State of Gujarat and at Nagothane Complex in the State of Maharashtra. Short particulars of the main items whereof are set out in the Second Schedule forming part of the Trust Deed. These bonds are also now secured by the above properties with the exception that the security offered as Flat No. 43 of Rajiv Apartment, Pali Hill, Bandra, Mumbai is now substituted with Flat No. 53 in the same premises - more particularly described in the Schedule forming part of the Additional Security Documents. The aforesaid modification was made by Deed of Reconveyance dated August 20, 1999 and Deed of Additional Security dated August 21, 1999 registered on August 24, 1999 (Registration No. 358)
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	Not Applicable

16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable
17	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	Date : July 17, 1997 Amount : Rs. 450 crores
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	Date : July 21, 1997 Registration No. : 312
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	29-11-2004

For State Bank of India

कृते भारतीय स्टेट बैंक / बैंक
For STATE BANK OF INDIA
प्रबंधक / Manager
नया निर्गम और प्रतिभूति सेवा विभाग
New Issue & Securities Services Divn.
मुंबई मुख्य शाखा / Mumbai Main Branch

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Dated this 3rd day of December, 2004

Place : Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18 Date of Registration

19 Serial No. of the document in file

RECEIVED
2006 AUG -1 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIAN PETROCHEMICALS CORPORATION LIMITED

SATISFACTION OF USD 100 MILLION ECB

FILED ON SEPTEMBER 16, 2005

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI) 16/09/2005
REC. NO.: 614701 **REG. NO.:** 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	06/09/2005	N	500
FORM 13	DRAFT	06/09/2005	N	50
(N.K.S.) Fees		**TOTAL**		550

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN PETROCHEMICALS CORP. LTD.

REGISTERED ON 28/9/05 DOC. NO. 491
Asstt Registrar of Companies Gujrat

THE COMPANIES ACT, 1956

FORM NO. 17

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Memorandum of complete satisfaction of Charge
(Pursuant to Section 138)

Name of Company	**:**	**Indian Petrochemicals Corporation Limited**
Presented by	**:**	**Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that charge registered with Registrar of Companies, Gujarat on November 21, 2003 created by Mortgage-cum-Trust Deed dated October 28, 2003 in favour of IL&FS Trust Company Limited, the trustee for foreign currency loan facility of US$ 100 Million (Rupees 461,45,92,500/-), modified by the Deed of Rectification dated January 22, 2004 and Deed of Reconveyance dated March 9, 2005 stands fully satisfied. The satisfaction of debt is evidenced by letter dated September 6, 2005 of IL&FS Trust Company Limited – Trustees to the Lenders attached as an Annexure.

For IL&FS Trust Company

IL&FS TRUST CO. LTD. MUMBAI

Authorised Signatory

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 6th day of September 2005
Place : Mumbai

INDIAN PETROCHEMICALS CORP. LTD.

I T C L

IL&FS
Trust
Company
Limited

September 6, 2005

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township
Dist Vadodara -391345

Kind Attn: Mr. S. Sengupta, Asst. Vice President

Dear Sir,

Re: Indian Petrochemicals Corporation Limited (IPCL)– Foreign Currency Loan – USD 100 million - Reconveyance

IL&FS Trust Company Ltd (ITCL) is acting as Security Trustee for the Lenders to the Foreign Currency Loan of USD 100 million (the 'Loan') raised by IPCL pursuant to the Security Trustee Agreement dated October 28, 2003 entered into between ITCL, IPCL and State Bank of India (SBI) as Agent to the Lenders.

We are in receipt of a letter dated August 10, 2005 from SBI confirming that the entire sum of the Loan has been prepaid by IPCL on August 8, 2005 and that in turn SBI as Agent has remitted the share of other lenders value on August 8, 2005.

Consequent to the prepayment, the Company has requested for release of charge created on its property for the said Loan vide Indenture of Mortgage dated October 28 2003, Deed of Rectification dated January 22 2004 and Tripartite Agreement dated March 3, 2004

Based on SBI's letter dated August 8, 2005 and subsequent letter dated September 5, 2005 giving a detailed break up of payment made to all the Lenders, we in our capacity as Security Trustee for the Lenders to the said Loan hereby release the charge created by the Company for the said Loan vide Indenture of Mortgage dated October 28 2003, Deed of Rectification dated January 22 2004 and Tripartite Agreement dated March 3, 2004

Further, we hereby state we have no objection to reconveyance of the mortgaged Properties to IPCL and to executing the necessary Reconveyance Deed. Please note that the Reconveyance Deed will have to be registered with the Sub Registrar of Assurances, Roha.

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Sincerely,
For IL&FS Trust Company Ltd

Authorized Signatory

T C

The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2653 3333 Fax: 91-22-2653 3297

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crores**

Register of Charges
(Pursuant to Section ~~130, 135,137,~~ 138)

Particulars of charge(s) created by the Company registered in India, ~~subject to which property has been acquired by a Company registered in India~~

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
PARTICULARS OF CHARGE UNDER SECTION 125		
1	Date and description of the instrument creating the charge.	Indenture of Mortgage dated October 28, 2003 entered into between Indian Petrochemicals Corporation Limited and IL&FS Trust Company Limited
2	Amount secured by the charge/amount owing on security of the charge.	USD 100 Million (One Hundred Million US Dollars) or in equivalent Japanese Yen (JPY) more particularly described in Schedule I (against the name of the respective banks) to the Indenture of Mortgage dated October 28, 2003 (amounting to Rs. 461,45,92,500/-)
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	The foreign currency facilities are secured by a first ranking *pari passu* continuing mortgage and charge, in favour of Trustee, who shall hold the same for benefit of the lenders as per detail given below: (a) by way of a first charge all the rights, title, interest and benefits to all and singular **the immovable properties** of the Borrower situated at the various locations specified in Schedule 2 to the Indenture of Mortgage dated

		October 28, 2003 (save and except the Other Assets, to the extent applicable) and more particularly described under Schedule 2 to the Indenture of Mortgage dated October 28, 2003 TOGETHER WITH all buildings, erections, godowns and constructions of every description which are erected, standing or attached or shall at any time hereafter during the continuance of the security and all the estate right, title, interest property claim and demands whatsoever of the Borrower into and upon the same which description whether presently in existence, constructed or acquired (collectively referred to as the '**First Mortgaged Properties**'; (b) by way of a first charge all right, title, interest, benefit, claims and demands whatsoever of the Borrower, in, to, under and/or in respect of the Contracts (save and except the Other Assets, to the extent applicable) and the Approvals to the extent capable of assignment, including, without limitation, the right to compel performance thereunder, and to substitute, or to be substituted for, the Borrower thereunder, and to commence and conduct either in the name of the Borrower or in its own name or otherwise any proceedings against any Person in respect of any breach of, the Contracts and the Approvals to the extent capable of assignment and, including without limitation, rights and benefits to all amounts owing to, or received by, the Borrower and all claims thereunder and all other claims of the Borrower under or in any proceedings against all or any such Persons and together with the right to further assign any of the Contracts and the Approvals to the extent capable of assignment to any Person which description shall include all properties of the above description whether presently in existence or acquired (collectively,

		referred to as the '**Second Mortgaged Properties**'); (c) by way of a first charge all its rights, title, interest and benefit in all and singular, the Borrower's plant and machinery, whether immovable or moveable as also all tangible moveable assets (both present and future) (save and except the Other Assets, to the extent applicable) and in particular including, without limitation, all moveable plant and machinery (whether attached or otherwise), Naphtha Cracker, PVC plant, PBR plant, Fibre plant and ACN plant at Baroda Complex, Ethylene Cracker, HDPE/LLDPE plant, MEG plant, LDPE plant and Polypropylene plant at Nagothane Complex, Ethylene Cracker, HDPE plant, PVC plant, Chloralkali plant and MEG plant at Gandhar Complex and power plants, plans and equipments for manufacture of chemicals, petrochemicals, fibre, electrical and other installations, hardware, computer software, wiring, motor vehicles, furniture, fixtures, fittings, tools and accessories and all other equipment whether installed or not and whether lying loose or in cases or which are lying or are stored in or to be stored in or to be brought into or upon any of the Borrower's premises, warehouses, stockyards and godowns or those of the Borrower's agents, affiliates, associates or representatives or at various work sites or at any place or places wherever else situated or wherever else the same may be, whether now belonging to or that may at any time during the continuance of this Indenture belong to the Borrower and/or that may at present or hereafter be held by any party anywhere to the order and disposition of the Borrower or in the course of transit or delivery, and all replacements thereof and additions thereof whether by way of

		substitution, replacement, conversion, realization or otherwise however together with all benefits, rights and incidentals attached thereto which are now or shall at any time hereafter be owned by the Borrower AND ALL estate, right, title, interest, property, claims and demands whatsoever of the Borrower unto and upon the same which description shall include all properties of the above description whether presently in existence, constructed or acquired (collectively, referred to as the '**Third Mortgaged Properties**'; (d) by way of a first charge all its rights, title, interest and benefit in all the other assets of the borrower both present and future (save and except (i) the property effectively charged pursuant to the provisions of 4.1 (a) through (c) as above and (ii) the Other Assets), which description shall include all properties of the above description whether presently in existence, constructed or acquired (collectively, referred to as the '**General Assets**').
4	Gist of the terms and conditions and extent and operation of the charge.	1 **Purpose** - General Corporate purposes 2 **Final maturity** - 60 months from the average weighted drawdown date 3 **Repayment** - The facility will be repaid in full in one installment at the end of five years. 4 **Prepayment** - The Borrower may, if it has given to the Agent not less than 30 business days' prior notice to that effect and has obtained (at its own cost) all approvals necessary from the authorities concerned in India, prepay (without any premium or penalty whatsoever) the whole or any part of the Advances in a minimum amount of US$5,000,000 or if higher, in integral multiples of US$5,000,000 on the last day of any Interest Period. Any amount prepaid shall be applied

		against all Advances in equal percentages by reference to the Dollar Amounts of (i) the amount prepaid and (ii) of all of the Advances. Where the Agent receives the prepayment amount in one Facility Currency only it shall, to the extent necessary, convert the relevant percentage of that amount into the other Facility Currency at the Agent's Rate of Exchange to effect the prepayments of both facilities in the relevant percentages. 5 **Interest Period** - The period for which each Advance is outstanding shall be divided into successive periods each of which (other than the first) shall start on the last day of the preceding such period. The first Interest Period relating to an Advance shall start on the date on which the Advance was made. The duration of each Interest Period relating to each Advance shall, be one, three or six months, in each case as the Borrower may, by not less than five business days' prior notice to the Agent, select (unless the relevant Banks otherwise agree). If the Borrower fails to give such notice of its selection in relation to an Interest Period relating to an Advance referred to in above the duration of that Interest Period shall be six months. Any Interest Period of an Advance made under a Facility which would otherwise end during the month preceding or extend beyond the Maturity Date shall be of such duration that it shall end on the Maturity Date. Notwithstanding the foregoing: i) the first Interest Period in respect of the second or any subsequent Advance made under this Agreement shall end on the last day of the Interest Period current or commencing in respect of the

		first Advance on the date that such second or subsequent Advance is to be made; and; ii) each subsequent Interest Period in respect of an Advance shall end on the last day of an Interest Period in respect of each other Advance. 6 **Interest** – On the last day of each Interest Period the Borrower shall pay accrued interest on each Advance to which such Interest Period relates. As soon as reasonably practicable after the start of any Interest Period relating to an Advance the Agent shall notify the Borrower as to the amount of interest to be paid and the date upon which such Interest will be required to be paid hereunder in respect of such Interest Period provided that a failure to do so shall not affect the obligations of the Borrower hereunder. The dates upon which the Borrower shall be obliged to make payments hereunder shall be determined strictly and only in accordance with this Agreement. The rate of interest applicable to each Advance from time to time during all or any part of an Interest Period relating thereto shall be the rate per annum which is the sum of LIBOR on the Quotation Day for that Interest Period and the Applicable Margin for that Interest Period (or the relevant part thereof). 7 **"Applicable Margin"** – means: i) Until the date falling 24 months after the Weighted Average Drawdown Date, 1.05% per annum; ii) Thereafter, 1.31% per annum. 8 **Enforcement Conditions** – At any time after the security shall have become enforceable pursuant to the terms of any of the Financing Agreements, the Security Trustee may, without prejudice to any other

		rights it may have and without prior notice to the Borrower: a) declare all or part of the Secured Obligations to be immediately due and payable (or on such dates as the Security Trustee or the Banks may specify), whereupon they shall become so due and payable; b) enforce the security created under this Indenture and sell, call in, collect, convert into money or otherwise deal with or dispose of the Mortgaged Properties or any part thereof on an instalment basis or otherwise and generally in such manner and upon such terms whatever as the Security Trustee may consider fit; c) exercise any and all powers which a Receiver could exercise hereunder or by any applicable Law; d) appoint by writing any Person or Persons to be a Receiver of all or any part of the Mortgaged Properties, from time to time determine the remuneration of the Receiver and remove the Receiver (except where an order of the courts is required therefor) and appoint another in place of any Receiver, whether such Receiver is removed by the Security Trustee or an order of the court or otherwise ceases to be the Receiver or one of two or more Receivers; e) substitute itself or its designee for the Borrower under any or all of the Contracts and which are charged hereunder; f) enter into and upon and take possession of the Mortgaged Properties and any future assets comprised in these presents and after the taking of such action the Borrower shall take no action inconsistent with or prejudicial to the right of the Security Trustee

			quietly to possess, use and enjoy the same and to receive the income, profits and benefits thereof without interruption or hindrance by the Borrower or by any Person or Persons whomsoever, and upon the taking of such action, the Security Trustee shall be freed and discharged from or otherwise by the Borrower well and sufficiently saved and kept harmless and indemnified of, from and against all former and other estates, titles, claims, demands and encumbrances whatsoever, unless caused by gross negligence or willful misconduct of the Security Trustee or that of its officers or employees or assignee or designee or agent; and g) take all such other action expressly or impliedly permitted under the Indenture or under any applicable Law.
			9 **Financial Conditions** – Tangible Net Worth shall not be less than Rs.22,000,000,000; The ratio of Total External Liabilities to Tangible Net Worth shall not exceed 2.75 to 1.00 for the period ending 31.3.2003, 2.25 to 1.00 for the period ending 31.3.2004 and 2.00 to 1.00 thereafter; The ratio of Total Long Term Debt to Tangible Net Worth shall not exceed 2.00 to 1.00 for the period ending 31.3.2003, 1.75 to 1.00 for the period ending 31.3.2004 and 1.50 to 1.00 thereafter; The ratio of Earnings Before Depreciation, Interest and Tax to Net Interest Expense in relation to any period of 12 months ending on the last day of any financial year or financial half year of the Borrower prior to 31.3.2004 shall not be less than 2.25 to 1.00 and less than 2.75 to 1.00 for any such period

		thereafter; and The ratio of its Long Term Secured Debt to Total Fixed Assets shall not exceed 0.75 to 1.0.
5	Names and addresses and description of the persons entitled to the charge.	Trustees to the Lenders IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex Bandra (East) Mumbai 400 050
PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129		
6	Date and amount of each Series of debentures.	Not Applicable
7	Date and amount of the present issue of Series.	Not Applicable
8	Dates of resolution authorizing the issue of the series.	Not Applicable
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	Not Applicable
10	Names and addresses of the trustees (if any) for the debentureholders.	Not Applicable
11	Date of registration of the series of Debentures.	Not Applicable
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or	Not applicable

	made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	
PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135		
13	Date and brief description of instrument modifying the charge.	Not Applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	1. Charge modified by Deed of Rectification dated January 22, 2004 registered on January 30, 2004 vide Registration No. 468 deleting Plot No. 2/3 in the Nagothane Industrial Area from the properties mortgaged, as the said properties had been included erroneously. 2. The Charge was further modified by Deed of Reconveyance dated March 9, 2005 registered on March 16, 2005 vide Registration No. 485 for reconveyancing Flat No. A – 131 & A – 191 at Twin Towers, Mumbai.
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in which modification is made and the details of the modification.	Not Applicable

16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not Applicable
(b)	Date on which the receiver ceased to act.	Not Applicable
17	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	November 05, 2003 Amount: USD 100 Million (One Hundred Million US Dollars) or in equivalent Japanese Yen (JPY) more particularly described in Schedule I (against the name of the respective banks) to the Indenture of Mortgage dated October 28, 2003 (amounting to Rs. 4614592500/-)
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	November 21, 2003 Registration No. 468
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	[redacted] 16/9/05

For IL&FS Trust Company Limited

Authorised Signatory

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Dated this 6th day of September 2005

Place : Mumbai

FILING RECEIPT FOR FORM NO. 17 AND 13

RECEIVED
2006 AUG -1 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR

SATIFSACTION OF BONDS

DT. OF DOC. – OCT 24, 2005

DT. OF FILING – NOV 7, 2005

FILING FEE – RS. 550

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)07/11/2005
REC. NO.: 630182 REG. NO.: 04-001569
INDIAN PETRO-CHEMICALS CORPN LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 17	DRAFT	24/10/2005	N	500
FORM 13	DRAFT	24/10/2005	N	50

1/2 (N.K.S.) Fees Paid TOTAL 1100

N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 31, 2005

The Registrar of Companies
C. G. O. Complex
Opp. Rupal Park
Near Ankur Cross Road
Naranpura
Ahmedabad - 380 013

Regn. No. 04-1569

Sub: Registration of Satisfaction of Charge(s)

Sir,

Please find enclosed the following documents in connection with Mortgage-cum-Trust Deed dated March 29, 2003 registered on March 31, 2003:

1. Three original sets of Form No. 17 and Form No. 13, along with Annexure marked therein, duly signed, in respect of repayment of Rupee Term Loan Facilities aggregating to Rs. 550 crore, along with a crossed Demand Draft drawn in favour of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated October 28, 2005, bearing No. 789272 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on HDFC Bank towards filing fee.

2. Three original sets of Form No. 17 and Form No. 13, along with Annexure marked therein, duly signed, in respect of Non-Convertible Bonds for Rs. 388 crore, along with a crossed Demand Draft drawn in favour of of 'The Registrar of Companies, Gujarat' payable at Ahmedabad, dated October 28, 2005, bearing No. 789273 for Rs. 550/- (Rupees Five Hundred and Fifty only) drawn on HDFC Bank towards filing fee.

You are requested to kindly register the documents at an early date.

Thanking you,

Yours Faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Encl.: As above

HDFC BANK VALID FOR SIX MONTHS FROM DATE OF ISSUE PAYINST CHEQUE

DATE 28/10/2005

A/c Payee Not Negotiable ON DEMAND PAY THE REGISTRAR OF COMPANIES

OR ORDER

RUPEES FIVE HUNDRED FIFTY ONLY **

Rs. *********550.00

FOR HDFC BANK LTD.

HDFC BANK LTD
Centralised Clearing
:Ahmedabad

AHMEDABAD
DRAWEE BRANCH

Centralised Clearing
:Mumbai
ISSUING BRANCH

AUTHORISED SIGNATORIES

⑈789272⑈ 000240000⑆ 999998⑈ 16

HDFC BANK VALID FOR SIX MONTHS FROM DATE OF ISSUE PAYINST CHEQUE

DATE 28/10/2005

A/c Payee Not Negotiable ON DEMAND PAY THE REGISTRAR OF COMPANIES

OR ORDER

RUPEES FIVE HUNDRED FIFTY ONLY **

Rs. *********550.00

FOR HDFC BANK LTD.

HDFC BANK LTD
Centralised Clearing
:Ahmedabad

AHMEDABAD
DRAWEE BRANCH

Centralised Clearing
:Mumbai
ISSUING BRANCH

AUTHORISED SIGNATORIES

⑈789273⑈ 000240000⑆ 999998⑈ 16

INDIAN PETROCHEMICALS CORP. LTD.

THE COMPANIES ACT, 1956

FORM NO. 17

Registration No. 04-1569 **Nominal Capital Rs. 800 crore**

Memorandum of Complete Satisfaction of Charge
(Pursuant to Section 138)

Name of Company : **Indian Petrochemicals Corporation Limited**

Presented by : **Shashikala Rao, Deputy Company Secretary**

Indian Petrochemicals Corporation Limited hereby gives notice that the charge registered on March 31, 2003 vide Mortgage-cum-Trust Deed dated March 29, 2003 pertaining to the Non-Convertible Bonds for Rs. 388 crore, modified to Rs. 185 crore by modification registered on August 25, 2004 vide Registration No. 479, stands fully satisfied, on redemption of 13.35% Series L Non-convertible Bonds and 14.5 % Series K Non-convertible Bonds in accordance with the respective terms of issue. Letter dated October 24, 2005 received from M/s. IL&FS Trust Company Limited, the Trustee and Security Agent of the bondholders confirming the said redemption is attached as Annexure.

For IL&FS Trust Company Limited

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Dated this 31st **day of** OCTOBER **2005**
Place : Mumbai

I T C L

ILHFS
Trust
Company
Limited

October 24, 2005

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals
Dist. Vadodara - 391346

Kind Attn: Mr. S. Sengupta, Asst. Vice President

Dear Sir,

Re: Indian Petrochemicals Corporation Limited (IPCL) – Non Convertible Bonds – Rs. 388 crores Satisfaction of Series – 'K' & 'L' aggregating to Rs. 85 crores and Rs. 100 crores

We as Trustees to the captioned Non Convertible Bonds of Rs. 388 crores ('Non Convertible Bonds') of IPCL, having been appointed vide Mortgage cum Trust Deed dated March 29, 2003 ('Mortgage cum Trust Deed') state as under:

(i) The movable and immovable property of IPCL situated at Village Angadh, Gujarat along with the fixed assets situated at Vadodara Complex and Gandhar Complex in Taluka: Vagara & District: Bharuch have been charged in our favour for and on behalf of all the bond holders to the said Non Convertible Bonds.

(ii) The Non Convertible Bonds issue of Rs. 388 crores, had been modified to Rs. 185 crore on repayment of the following bond Series mentioned in the aforesaid Mortgage cum Trust Deed

   a. Series – 'N' 10.20% for Rs. 203 crore registered with ROC on August 25, 2004 vide Registration No. 479.

(iii) The Non Convertible Bonds issue, has now been fully satisfied for the balance amount of Rs. 185 crore, mentioned as Non Convertible Bonds - Series 'K' 14.5% and 'L' 13.35% for Rs. 85 crores and Rs. 100 crores respectively in the aforesaid Mortgage cum Trust Deed.

(iv) The fact of redemption of Non Convertible Bonds Series K & L along with interest on May 31, 2005 and August 20, 2005 respectively has been confirmed by M/s Sreeram & Jagan, Chartered Accountants vide its Certificate dated September 14, 2005

Your are requested to kindly undertake the necessary filings with the Registrar of Companies to reflect the satisfaction of the entire Non Convertible Bonds facility and particularly Non Convertible Bonds – Series 'K' & 'L' as mentioned in Mortgage cum Trust Deed.

Thanking you,

Sincerely,
For IL&FS Trust Company Limited

Authorized Signatory

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

ITCL The IL&FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra East, Mumbai 400 051, INDIA
Phone: 91-22-2653 3333 Fax: 91-22-2653 3251

The Companies Act, 1956

FORM NO. 13

Registration No. 04-1569 **Nominal Capital Rs. 800 crore**

Register of Charges
(Pursuant to Section ~~130, 135,137,~~ 138)

Particulars of charge(s) created by the Company registered in India, ~~subject to which property has been acquired by a Company registered in India~~

Name of the Company		INDIAN PETROCHEMICALS CORPORATION LIMITED
Presented by		Shashikala Rao Deputy Company Secretary
PARTICULARS OF CHARGE UNDER SECTION 125		
1	Date and description of the instrument creating the charge.	Not applicable
2	Amount secured by the charge/amount owing on security of the charge.	Not applicable
3	Short particulars of the property charged. If the property acquired is subject to charge, date of the acquisition of property should be given.	Not applicable
4	Gist of the terms and conditions and extent and operation of the charge.	Not applicable

Indian Petrochemicals Corporation Limited

IL&FS TRUST COMPANY LIMITED MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

5	Names and addresses and description of the persons entitled to the charge.	Not applicable
PARTICULARS REGARDING CREATION OF CHARGE IN CASE OF SERIES OF DEBENTURES UNDER SECTION 128/129		
6	Date and amount of each series of debentures	Privately placed secured redeemable non-convertible bonds issued and allotted on various dates and under various series more particularly described in Third Schedule to the Mortgage-cum-Trust Deed dated 29.3.2003, securing the said bonds.

Series	Date of Allotment	Amount (Rs./ crore)
8500 Nos. – 14.5% NCD series K of Rs. 1 (One) lakh each	May 31, 1999	85.00
100 Nos – 13.35% NCD Series L of Rs. 1 (One) crore each	August 31, 1999	100.00
203 Nos. 10.20% NCD Series N of Rs. 1 (One) crore each	July 25, 2001	203.00
Total		**388.00**

7	Date and amount of the present issue of Series.	Not Applicable
8	Dates of resolution authorising the issue of the series.	The Company has converted the unsecured bonds into secured bonds by creating a pari passu mortgage and charge on the specifically mortgaged premises in favour of the Trustee – IL&FS Trust Company Limited, who shall hold the same for the benefit of the bondholders in terms of the Resolution passed by the Board of Directors of the Company at its 198th meeting held on 29.10.2002.
9	Date of the covering deed (if any) by which the security is created or defined; or if there is no such deed, the first execution of any debenture of the series.	The Mortgage-cum-Trust Deed dated 29.3.2003 executed between the Company and IL&FS Trust Company Limited, acting as Trustee & Security Agent of the bondholders.

Indian Petrochemicals Corporation Limited

10	Names and addresses of the trustees (if any) for the debentureholders.	IL&FS Trust Company Limited IL&FS Financial Centre Plot No. C-22, 'G' Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 050
11	Date of registration of the series of Debentures.	March 31, 2003 Registration No. : 447
12	Particular as to the amount or rate per cent of the commission, allowances or discount (if any) paid or made either directly or indirectly by the Company to any person in consideration of subscribing or agreeing to subscribe, whether absolutely or conditionally or procuring or agreeing to procure subscription, whether absolute or conditional, for any of the Debentures included in this return.	Not applicable
PARTICULARS OF MODIFICATION OF CHARGE UNDER SECTION 135		
13	Date and brief description of instrument modifying the charge.	Not Applicable
14	Particulars of modification already registered/filed in the office of the Registrar of Companies.	Charge was modified from Rs. 388 crore to Rs. 185 crore on redemption of 10.20% Non-convertible bonds Series 'N' for Rs. 203 crore on July 25, 2004, which was registered on August 25, 2004 vide Registration No. 479. No separate instrument was executed for modification of the charge.
15	Particulars of modification specifying the terms, conditions or the extent of operation of the charge in	Not applicable

Indian Petrochemicals Corporation Limited

IL&FS TRUST COMPANY LIMITED MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

	which modification is made and the details of the modifications.	
16	**APPOINTMENT OF RECEIVER UNDER SECTION 137**	
(a)	Name, address and date of appointment of receiver.	Not applicable
(b)	Date on which the receiver ceased to act.	Not applicable
17	**MEMORANDUM OF COMPLETE SATISFACTION OF CHARGE UNDER SECTION 138**	
(a)	Date of creation of original charge and amount secured.	March 31, 2003 Original charge registered for Bonds was for Rs. 388 crore vide Registration No. 447 dated March 31, 2003. This charge was modified to Rs. 185 crore on satisfaction of 10.20% Non-convertible bonds Series N for Rs. 203 crore vide Registration No. 479 on August 25, 2004. Form 17 and Form 13 filed towards satisfaction of charge for the aforesaid satisfaction was registered with the Registrar of Companies vide Registration No. 480 on August 25, 2004.
(b)	Date of Registration/date of filing of the particulars with the Registrar of Companies.	March 31, 2003 Registration No. : 447
(c)	Date of filing of the memorandum of satisfaction/date of entry of satisfaction.	

Indian Petrochemicals Corporation Limited

For IL&FS Trust Company Limited

For Indian Petrochemicals Corporation Limited

(Sha[illegible]a Rao)
Deputy Company Secretary

Dated this 31st day of OCTOBER 2005
Place : Mumbai

(FOR OFFICE OF REGISTRAR OF COMPANIES ONLY)

18	Date of Registration	
19	Serial No. of the document in file.	

(Signature of Registrar of Companies)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India
Tele. (0265) 3067221 230
(D) (0265) 3067361
Fax (0265) 3067333

RECEIVED
2004 AUG - 1 P 2: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 19, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra - Kurla Complex, Bandra (W)
Mumbai 400 051

Dear Sir,

Sub: Board Meeting for approving audited financial results and recommending dividend on equity shares for the financial year ended on March 31, 2004

We wish to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, **April 27, 2004** to consider , *inter alia*, the audited financial results of the Company for the financial year ended on March 31, 2004 and to recommend dividend on equity shares for the said year.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

(Shashikala Rao)
Deputy Company Secretary

19042004060
NSEIL
RECEIVED

Copy to :
1. The Stock Exchange, Mumbai
2. The Calcutta Stock Exchange Association Limited
3. Luxembourg Stock Exchange, Luxembourg
4. National Securities Depository Limited, Mumbai
5. Central Depository Services (India) Limited, Mumbai

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 9, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Board Meeting to approve the Unaudited Financial Results for the quarter ended June 30, 2004

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, July 19, 2004, *inter alia*, to approve the Unaudited Financial Results for the quarter ended on June 30, 2004.

We shall inform you the details after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

NSEIL
Contents not Verified

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O Petrochemicals Township,
Dist Vadodara - 391 345, Gujarat-India

Tele (0265) 3067221 - 230
(D) (0265) 3067361
Fax (0265) 3067333

September 30, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Board Meeting to approve the unaudited financial results for the quarter/ half-year ended September 30, 2004

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, October 18, 2004, *inter-alia*, to approve the unaudited financial results for the quarter/ half-year ended on September 30, 2004.

We shall inform you the details after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

NSEIL
04 OCT 2004
Contents not Verified
04/10/04

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 07, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

Sub : Board Meeting to approve the unaudited financial results for the quarter ended December 31, 2004

Dear Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, January 20, 2005, *inter-alia*, to approve the unaudited financial results of the Company for the quarter ended December 31, 2004.

We shall inform you the details after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to :

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

NSEIL
07
Contents ...

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 18, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051

Sub: Board Meeting for approving the audited financial results and for recommending dividend on equity shares for the financial year ended on March 31, 2005

Dear Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, April 26, 2005, to consider, *inter-alia*, the audited financial results of the Company for the financial year ended on March 31, 2005 and to recommend dividend on equity shares for the said year.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

NSEIL
19 APR
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 16, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051

Sub: Board Meeting for approving the unaudited financial results for the quarter ended on June 30, 2005

Dear Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, July 26, 2005, to consider, *inter-alia*, the unaudited financial results of the Company for the quarter ended on June 30, 2005.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

NSEIL
16 JUL 2005
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 17, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra- Kurla Complex, Bandra (East)
Mumbai 400051

Sub: Board Meeting for approving the unaudited financial results for the quarter/half-year ended September 30, 2005

Sir,

We refer to our letter dated October 14, 2005 on the captioned subject. We request you to please note that the said meeting of the Board of Directors of the Company for approving, *inter-alia*, the unaudited financial results of the Company for the quarter / half-year ended September 30, 2005 will be held on Tuesday, October 25, 2005 instead of October 26, 2005.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

NSEIL
18 OCT 2005
Contents not Verified

Copy to:

1. The Secretary, Bombay Stock Exchange Limited
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 6, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai – 400 005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range
Calcutta - 700 001

Sub: Board Meeting for approving the unaudited financial results for the quarter/Nine months ended December 31, 2005

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, January 19, 2006, to consider, *inter-alia*, the unaudited financial results of the company for the quarter / nine months ended December 31, 2005.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......... 6/1/06
DATE..........

1. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention:- Mr. S Subramanian
DCS-CRD

Sub: Board Meeting for approving the unaudited financial results for the quarter/year ended March 31, 2006

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, April 25, 2006, to consider, *inter-alia*, the unaudited financial results of the company for the quarter / year ended March 31, 2006.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

NSEIL
17 APR 2006
Contents not Verified

April 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention:- Mr. S Subramanian
DCS-CRD

Sub: Board Meeting for approving the unaudited financial results for the quarter/year ended March 31, 2006

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, April 25, 2006, to consider, *inter-alia*, the unaudited financial results of the company for the quarter / year ended March 31, 2006.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

Date : April 21, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

NSE IL
24 APR 2006
Contents not Verified

Dear Sir,

Sub : Board Meeting

We wish to inform you that at the Board Meeting scheduled to be **held on Tuesday, the April 25, 2006**, to inter alia, consider the Unaudited Financial Results of the Company for the 4th quarter and year ended 31st March, 2006, the Board of Directors of the Company will also consider a proposal for the amalgamation of the following companies, namely, (a) Appollo Fibres Limited, (b) Central India Polyesters Limited, (c) India Polyfibers Limited, (d) Orissa Polyfibers Limited, (e) Recron Synthetics Limited and (f) Silvassa Industries Private Limited (collectively called as "Transferor Companies") with the Company, pursuant to a scheme of amalgamation under Sections 391- 394 of the Companies Act, 1956.

The aforesaid proposal is subject to necessary approvals including those of the Board of Directors, Shareholders and Creditors of the Company as well as that of the aforesaid Transferor Companies.

We shall inform you the decision of the Board of Directors of the Company after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Copy to : National Securities Depository Limited – Fax No.2497 2993 / 6351
Central Depository Services (India) Limited – Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg – Fax No.00352 4590 2010

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

Date : April 21, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061/2041/3719)

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....24/4/2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub : Board Meeting

We wish to inform you that at the Board Meeting scheduled to be **held on Tuesday, the April 25, 2006,** to inter alia, consider the Unaudited Financial Results of the Company for the 4th quarter and year ended 31st March, 2006, the Board of Directors of the Company will also consider a proposal for the amalgamation of the following companies, namely, (a) Appollo Fibres Limited, (b) Central India Polyesters Limited, (c) India Polyfibers Limited, (d) Orissa Polyfibers Limited, (e) Recron Synthetics Limited and (f) Silvassa Industries Private Limited (collectively called as "Transferor Companies") with the Company, pursuant to a scheme of amalgamation under Sections 391- 394 of the Companies Act, 1956.

The aforesaid proposal is subject to necessary approvals including those of the Board of Directors, Shareholders and Creditors of the Company as well as that of the aforesaid Transferor Companies.

We shall inform you the decision of the Board of Directors of the Company after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Copy to : National Securities Depository Limited – Fax No.2497 2993 / 6351
Central Depository Services (India) Limited – Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg – Fax No.00352 4590 2010

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

Date : April 21, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

485168

485168

NSDL MUMBAI RECEIVED 22 APR 2006 Contents Not Verified

Dear Sir,

Sub : Board Meeting

We wish to inform you that at the Board Meeting scheduled to be **held on Tuesday, the April 25, 2006,** to inter alia, consider the Unaudited Financial Results of the Company for the 4th quarter and year ended 31st March, 2006, the Board of Directors of the Company will also consider a proposal for the amalgamation of the following companies, namely, (a) Appollo Fibres Limited, (b) Central India Polyesters Limited, (c) India Polyfibers Limited, (d) Orissa Polyfibers Limited, (e) Recron Synthetics Limited and (f) Silvassa Industries Private Limited (collectively called as "Transferor Companies") with the Company, pursuant to a scheme of amalgamation under Sections 391- 394 of the Companies Act, 1956.

The aforesaid proposal is subject to necessary approvals including those of the Board of Directors, Shareholders and Creditors of the Company as well as that of the aforesaid Transferor Companies.

We shall inform you the decision of the Board of Directors of the Company after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Copy to : National Securities Depository Limited – Fax No.2497 2993 / 6351
Central Depository Services (India) Limited – Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg – Fax No.00352 4590 2010

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

Date : April 21, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub : Board Meeting

We wish to inform you that at the Board Meeting scheduled to be **held on Tuesday, the April 25, 2006**, to inter alia, consider the Unaudited Financial Results of the Company for the 4th quarter and year ended 31st March, 2006, the Board of Directors of the Company will also consider a proposal for the amalgamation of the following companies, namely, (a) Appollo Fibres Limited, (b) Central India Polyesters Limited, (c) India Polyfibers Limited, (d) Orissa Polyfibers Limited, (e) Recron Synthetics Limited and (f) Silvassa Industries Private Limited (collectively called as "Transferor Companies") with the Company, pursuant to a scheme of amalgamation under Sections 391- 394 of the Companies Act, 1956.

The aforesaid proposal is subject to necessary approvals including those of the Board of Directors, Shareholders and Creditors of the Company as well as that of the aforesaid Transferor Companies.

We shall inform you the decision of the Board of Directors of the Company after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Copy to : National Securities Depository Limited – Fax No.2497 2993 / 6351
Central Depository Services (India) Limited – Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg – Fax No.00352 4590 2010

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

RECEIVED
2006 AUG -1 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 27, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex ,Bandra (W)
Mumbai 400 051

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Deputy Secretary
The Calcutta Stock Exchange Association Limited
7, Lyons Range
Kolkata – 700 001

Sub: Audited Financial Results for the quarter / year ended March 31, 2004

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the Audited Financial Results for the quarter / year ended March 31, 2004 duly approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The Board has recommended a Dividend of Rs. 2.50 Paise (Rupees Two and Paise Fifty) per fully paid-up equity share of Rs. 10/- each. The paid-up equity share capital as on March 31, 2004 is Rs. 248.23 crore.

The Audited Financial Results for the quarter / year ended March 31, 2004 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's website 'www.ipcl.co.in'.

The above information may kindly be notified to the Members of your Exchange.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

306978

306978

Shashikala Rao
Deputy Company Secretary

Copy : 1. Secretary, National Securities Depository Limited
2. Managing Director, Central Depository Services (India) Limited
3. Société de la bourse de luxembourg, 11, av de la Porte-Neuve L-2227 Luxembourg

o/c

Encl : As above

The Secretary
The Stock Exchange, Mumbai

Meeting of the Board of Directors of the Company held on 27th April 2004

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

AUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2004

(Rs. in crores, except per share data)

Sr. No.	PARTICULARS	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2003	2004	2003	2004 (Audited)	2003 (Audited)
1.	Gross Turnover	9,568	3,973	2,766	**13,541**	9,921
	Less: Inter Divisional Transfers	3,406	1,116	1,183	**4,522**	4,123
	Turnover	6,162	2,857	1,583	**9,019**	5,798
	Less: Excise Duty Recovered on Sales	684	237	210	**921**	769
2	**Net Turnover**	5,478	2,620	1,373	**8,098**	5,029
3	Other Income	79	22	51	**101**	102
4	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	42	88	(108)	**130**	(281)
	(b) Consumption of raw materials (including traded goods)	2,913	1,609	569	**4,522**	2,096
	(c) Staff cost	296	94	102	**390**	416
	(d) Other expenditure	1,386	520	516	**1,906**	1,757
5	Interest	191	31	55	**222**	296
6	Finance Charge on leased assets	58	19	18	**77**	73
7	Depreciation	351	121	117	**472**	455
8	Profit before tax and Extra Ordinary items	320	160	155	**480**	319
9	Extra ordinary expenses	144	-	56	**144**	56
10	Profit before tax	176	160	99	**336**	263
11	Provision for Current Tax	2	5	7	**7**	19
12	Provision for Deferred Tax	-	56	2	**56**	40
13	**Net Profit**	174	99	90	**273**	204
	Add: Brought forward from last balance sheet				**941**	1808
15	Add: Debenture Redemption Reserve Written Back				**29**	75
16	Less: Deferred Tax Provision for earlier years				**-**	683
17	Amount available for appropriation				**1243**	1404
18	Appropriations:					
	a) Equity Dividend				**62**	56
	b) Tax on Dividend				**8**	7
	c) Transfer to General Reserve				**400**	400
19	Balance carried forward to next year				**773**	941
20	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	**249**	249
21	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year				**2023**	2036
22	Earnings per share (of Rs. 10)					
	Basic	7.01	3.99	3.63	**11.02**	8.23
	Diluted	7.01	3.99	3.63	**11.02**	8.23
23	**Dividend proposed per Share**				**2.50**	2.25
24	**Aggregate of non-promoter shareholding**					
	- Number of Shares (in crores)				13.40	13.40
	- Percentage of Shareholding				53.97	53.97

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) Gross Turnover includes trading sales of Rs. 2,224 crores (US $ 509 million) for the year ended 31st March 2004 (previous period Rs. 41 crores) and Rs. 1,020 crores (US $ 233 million) for the quarter ended on 31st March 2004 (previous period Rs. 20 crores).

3) During the year, there was an extraordinary expenditure of Rs.144 crores (US$ 33 million) on account of acceptance of Voluntary Retirement Scheme (VRS) by over 1,700 employees.

4) During the period under review, there was a change in the basis of providing depreciation from straight line method (SLM) to written down method (WDV) in respect of certain assets at Vadodara Complex. The depreciation for the year would have been lower by Rs. 4 crores (US$ 1 million) had there been no such change.

5) Consequent to the change in the basis of providing depreciation from SLM to WDV method in respect of certain assets at the Vadodara Complex, there is an additional depreciation charge of Rs.214 crores (US$ 49 million) in respect of earlier years and an equivalent amount has been withdrawn from the General Reserve.

6) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2004 was Rs. 5,933 Crores (US $ 1,357 million)

7) There were no complaints from Investors pending redressal at the beginning of the quarter. The number of complaints received during the quarter ended March 31,2004 were 258, out of which 251 were disposed off during the quarter. 7 complaints pending on March 31,2004 have been resolved on April 1, 2004.

8) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 27 April 2004 approved the above results and its release.

For Indian Petrochemicals Corporation Limited

S K Anand
(Wholetime Director)

27th April 2004
Mumbai

Indian Petrochemicals Corporation Limited

Media Release

NET PROFIT OF RS 273 CRORES FOR THE YEAR, AN INCREASE OF 34%

PROFIT BEFORE TAX AND EXTRAORDINARY ITEMS OF RS 480 CRORES FOR THE YEAR, AN INCREASE OF 50%

CASH PROFIT OF RS 801 CRORES FOR THE YEAR, AN INCREASE OF 15%

INTEREST COST DOWN 25 % TO RS 222 CRORES

EXPORTS INCLUDING MERCHANT EXPORTS OF RS 2850 CRORES, INCREASE OF 572 %

PRODUCTION UP 5 % AT 4.6 MILLION TONNES

Mumbai, April 27, 2004 – Indian Petrochemicals Corporation Limited (IPCL) has announced its audited results for the year ended March 31 2004. **Gross Turnover (Turnover and Inter Divisional Transfers) of Rs. 13,541 crores** (US$ 3,097 million), **Net Profit of Rs. 273 crores** (US$ 62 million).

The performance highlights of Indian Petrochemicals Corporation Limited for the year ended March 31 2004 are:

- **Gross Turnover (Turnover and Inter Divisional Transfers)** of Rs.13,541 crores (US$ 3,097 million) against Rs. 9,921 crores for the previous year, an increase of 36 %
- **Operating Profit (PBDIT)** of Rs. 1,251 crores (US$ 286 million) against Rs. 1,143 crores for the previous year an increase of 9%.
- **Profit Before Tax and Extraordinary items** of Rs. 480 crores (US$ 110 million) against Rs. 319 crores for the corresponding previous period, **an increase of 50 %.**
- **Cash Profit** of Rs. 801 crores (US$ 183 million) against Rs. 699 crores for the previous year, an increase of 15 %
- **Net Profit of Rs. 273 crores** (US$ 62 million) against Rs. 204 crores for the previous year, an increase of 34%
- The total paid up equity share capital stood at Rs. 249 crores (US $ 57 million)
- **Earnings Per Share (EPS) for the year is Rs. 11.02 (US$ 0.3) & Cash Earnings Per Share (CEPS) for the year is Rs 32.27 (US$ 0.7)**
- **Dividend increased to 25 %. Dividend payout of Rs. 70 crores including dividend tax.**

Indian Petrochemicals Corporation Limited

Media Release

- The company's contribution to the national exchequer in the form of various taxes of Rs. 1,346 crores (US$ 308 million)

- **The Company's production increased to 4.6 million tonnes against 4.4 million tonnes during corresponding previous period, representing growth of 5 %**

- **Exports of manufactured products for the year were Rs. 644 crores (US$ 147 million)** as against Rs. 424 crores for the corresponding previous period, **an increase of 52 %.**

- **Merchant Exports for the year were Rs. 2,206 crores (US$ 505 million)**

Commenting on the results, Mukesh D. Ambani, Chairman, IPCL, said :

'The financial year 2003-04 marked the completion of the first full year of IPCL's operations under Reliance management. We are satisfied to note that the initiatives introduced to increase capacity utilisation, reduce operating costs, improve financial management and enhance overall productivity and efficiency have resulted in improved financial and operating performance. We are delighted with IPCL's performance in a year, which saw firmness in product prices although raw material prices continued to be volatile in line with volatility in crude oil prices. We look forward with a greater confidence in the capabilities of IPCL and its people to achieve further improvement in the company's performance in the future."

F - the quarter ending June 30 2004, the Company expects to announce its results in the last week of July 2004.

Indian Petrochemicals Corporation Limited

Media Release

Management Discussion & Analysis for the year ended March 31, 2004

Gross Turnover for the year ended March 31, 2004 was Rs. 13,541 crores (US$ 3,097 million), up 36 % compared to previous year. **Net profit after tax for the year increased 34 % to Rs. 273 crores (US$ 62 million).**

Gross Turnover includes trading sales of Rs 2,224 crores (US$ 509 million). Trading activities mainly comprised export of petrochemicals and petroleum products.

Gross turnover for the year includes inter-divisional sales of Rs. 4,522 crores (US$ 1,034 million) against Rs. 4,123 crores during the previous year.

Net turnover for the year excluding trading sales, interdivisional sales and excise duty recovered on sales increased 17% to Rs. 5,874 crores (US$ 1,344 million). The increase in net turnover of 18% reflects the impact of increase of 13 % in sales volume and 5 % in product selling price.

Exports of manufactured products for the year were Rs. 644 crores (US$ 147 million) against Rs. 424 crores for the previous year, **an increase of 52 %.**

During the year, total production volume touched 4.6 million tonnes, an increase of 5 % compared to the previous year. During last quarter of the year, production was affected due to unplanned shutdowns at IPCL's Nagothane and Gandhar complex on account of shortage of Gas and a fire accident at the Nagothane complex. There was no loss to life and property during the accident and currently all the plants are running at full capacity at both the complexes.

Financial Review

Operating profit (PBDIT) for the year was Rs. 1,251 crores (US$ 286 million), 9% higher compared to previous year.

Operating margin for the year was marginally lower at 10.7 % against 11.0 % for the previous year mainly because of increased cost of inputs on account of reduced availability of Gas during the last quarter of the financial year.

Other income for the year was Rs. 101 crores (US$ 23 million) compared to Rs.102 crores for previous year.

Interest cost excluding finance charges on leased assets reduced by 25 % to Rs. 222 crores (US$ 51 million) due to lower indebtedness during the year compared to the previous year.

Depreciation for the year was higher by 4% at Rs. 472 crores (US$ 108 million) as against Rs. 455 crores for the previous year mainly due to insurance spares capitalized in line with the clarification issued by the Institute of Chartered Accountants of India on Accounting Standard (AS 2) on valuation of inventories.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Telephone (+91 265) 3087 252
Telefax (+91 265) 3087 253

Indian Petrochemicals
Corporation Limited

Media Release

Business Review

Production volumes of PP, PE and PVC increased by 2.4 % to 989,600 tonnes during the year. Domestic demand of Polymers increased by 12% during the year, reflecting the impact of general improvement in the economy.

Production volumes of PBR increased by 8 % to 55,900 tonnes during the year.

During the year, IPCL produced 835,700 tonnes of ethylene, representing increase of 2%. Propylene production was at 297,000 tonnes representing an increase of 12 %.

Production volumes of AF, ACN and MEG increased 7% to 261,000 tonnes during the year.

Production of Acrylates, Caustic soda and EO was higher by 8% at 262,400 tonnes.

During the year, Linear Alkyl Benzene production was 53,800 tonnes.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3087 252
Telefax (+91 265) 3087 253

ANNEXURE- 3(b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 19, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2004

In compliance with the Listing Agreement, we are enclosing Unaudited Financial Results for the quarter ended June 30, 2004 approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today.

The Unaudited Financial Results for the quarter ended June 30, 2004 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site: www.ipcl.co.in

The above information may kindly be notified to the Members of your Stock Exchange.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

Meeting of the Board of Directors of the Company held on 19th July 2004

The Secretary
The Stock Exchange, Mumbai

Name of the Company: Indian Petrochemicals Corporation Limited
Regd. Office: Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2004	2003	2004 (Audited)
1.	Gross Turnover	**3,302**	2,633	13,541
	Less: Inter Divisional Transfers	**1,216**	1,073	4,522
	Turnover	**2,086**	1,560	9,019
	Less: Excise Duty Recovered on Sales	**276**	205	921
	Net Turnover	**1,810**	1,355	8,098
2.	Other Income	**23**	21	101
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	**(21)**	134	130
	(b) Consumption of raw materials (including traded goods)	**839**	522	4,522
	(c) Staff cost	**104**	105	390
	(d) Other expenditure	**557**	370	1,906
4.	Interest	**28**	61	222
5.	Finance Charge on leased assets	**19**	20	77
6.	Depreciation	**112**	113	472
7.	Profit before tax and Extraordinary items	**195**	51	480
8.	Extraordinary expenses	**-**	122	144
9.	Provision for Current Tax	**13**	-	7
10.	Provision for Deferred Tax (Asset) / Liability	59	(110)	56
11.	**Net Profit / (Loss)**	**123**	39	273
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	**249**	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			2,023
14.	Earnings per share (of Rs. 10)			
	Basic	4.96	1.57	11.02
	Diluted	4.96	1.57	11.02

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were seven complaints from Investors pending redressal as on 1st April 2004. 189 complaints were received and resolved during the quarter ended 30th June 2004. No Investor Complaint was pending as on 30th June 2004.

3) The statutory auditors of the company have carried out a limited review of the results for the quarter ended 30th June 2004.

4) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 19th July 2004 approved the above results and its release.

For Indian Petrochemicals Corporation Limited

S K Anand
(Wholetime Director)

19th July 2004
Mumbai

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

August 26, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Limited Review Report for the quarter ended June 30, 2004

Please find enclosed herewith the Limited Review Report dated July 19, 2004 of the Unaudited Financial Results for the quarter ended June 30, 2004 given by the Statutory Auditors-M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants. You are requested to take the same on records.

Thanking you,

Yours faithfully
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the Quarter ended 30th June, 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the column headed "Quarter Ended 30th June, 2004". We have traced the figures shown in the column headed "Quarter Ended 30th June, 2003" from the statement of unaudited financial results, published by the Company and column headed "Year Ended 31st March, 2004 (Audited)" from the audited financial statements of the Company.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as stated above and read with the notes thereon, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

(Rajendra Koria)
Partner

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd.
Opp. Shiv Sagar Estate,
Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

Mumbai, dated: July 19, 2004

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2004	2003	2004 (Audited)
1.	Gross Turnover	**3,302**	2,633	13,541
	Less: Inter Divisional Transfers	**1,216**	1,073	4,522
	Turnover	**2,086**	1,560	9,019
	Less: Excise Duty Recovered on Sales	**276**	205	921
	Net Turnover	**1,810**	1,355	8098
2.	Other Income	**23**	21	101
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	**(21)**	134	130
	(b) Consumption of raw materials (including traded goods)	**839**	522	4,522
	(c) Staff cost	**104**	105	390
	(d) Other expenditure	**557**	370	1,906
4.	Interest	**28**	61	222
5.	Finance Charge on leased assets	**19**	20	77
6.	Depreciation	**112**	113	472
7.	Profit before tax and Extraordinary items	**195**	51	480
8.	Extraordinary expenses	**0**	122	144
9.	Provision for Current Tax	**13**	-	7
10.	Provision for Deferred Tax (Asset) / Liability	**59**	(110)	56
11.	**Net Profit / (Loss)**	**123**	39	273
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	**249**	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			2023
14.	Earnings per share (of Rs. 10)			
	Basic	4.96	1.57	11.02
	Diluted	4.96	1.57	11.02

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 2265805
Telefax (+91 265) 2265164
Telephone (+91 265) 3120684

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were seven complaints from Investors pending redressal as on 1st April 2004. 189 complaints were received and resolved during the quarter ended 30th June 2004. No Investor Complaint was pending as on 30th June 2004.

3) The statutory auditors of the company have carried out a limited review of the results for the quarter ended 30th June 2004.

4) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 19th July 2004 approved the above results and its release.

DELOITTE HASKINS & SELLS MUMBAI

S. K. Anand

(whole Time Director)

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Telephone (+91 265) 2205805
Telefax (+91 265) 2205164
Telephone (+91 265) 3120884

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 18, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

NSEIL
18/10/04
Contents not Verified

Dear Sir,

Sub: Unaudited financial results for the quarter/half-year ended September 30, 2004

In compliance with the Listing Agreement, we are enclosing unaudited financial results for the quarter/half-year ended September 30, 2004 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter/ half year ended September 30, 2004 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, www.ipcl.co.in

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lycons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

Meeting of the Board of Directors of the Company held on 18th October 2004

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER 2004

(Rs. in crores except per share data)

	PARTICULARS	Quarter ended 30th September		Half year ended 30th September		Year ended March 31,
		2004	2003	2004	2003	2004 (Audited)
1.	Gross Turnover	3,412	2,762	**6,714**	5,395	13,541
	Less: Inter Divisional Transfers	1,304	1,190	**2,520**	2,263	4,522
	Turnover	2,108	1,572	**4,194**	3,132	9,019
	Less: Excise Duty Recovered on Sales	289	227	**565**	432	921
	Net Turnover	1,819	1,345	**3,629**	2,700	8,098
2.	Other Income	33	21	**56**	42	101
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(188)	(119)	**(209)**	15	130
	(b) Consumption of raw materials/ Purchases (including traded goods)	905	655	**1,744**	1,177	4,522
	(c) Staff cost	108	95	**212**	200	390
	(d) Other expenditure	625	412	**1,182**	782	1,906
4.	Interest	33	67	**61**	128	222
5.	Finance Charge on leased assets	19	19	**38**	39	77
6.	Depreciation	113	124	**225**	237	472
7.	Profit before tax and Extraordinary items	237	113	**432**	164	480
8.	Extraordinary expenses	-	9	**-**	131	144
9.	Provision for Current Tax	17	-	**30**	-	7
10.	Provision for Deferred Tax (Asset) / Liability	82	50	**141**	(60)	56
11.	**Net Profit**	138	54	**261**	93	273
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	**249**	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,023
14.	Earnings per share (of Rs. 10) Basic and Diluted	5.56	2.18	**10.52**	3.75	11.02
15	Aggregate of non-promoter shareholding					
	- Number of Shares (in crores)			13.40	13.40	13.40
	- Percentage of Shareholding (%)			53.97	53.97	53.97

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on July 1 2004. 468 complaints were received and resolved during the quarter ended September 30,2004. No Investor complaint was pending as on September 30, 2004.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by As- 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2004 was Rs. 5,414 crores (US$ 1,177 million).

4) The statutory auditors of the company have carried out a limited review of the results for the half-year ended 30th September 2004.

5) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 18th October 2004 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand

S K Anand
Wholetime Director

October 18, 2004

ANNEXURE - 5(C)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

November 24, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Limited Review Report for the quarter/half year ended September 30, 2004

Please find enclosed the Limited Review Report dated October 18, 2004 of the unaudited financial results for the quarter/ half year ended September 30, 2004 given by the Statutory Auditors-M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7 Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the three months and six months ended 30th September, 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the columns headed "Quarter ended 30th September, 2004, "Half year ended 30th September, 2004". We have traced the figures shown in the columns headed "Half year ended 30th September,.2003" and "Quarter ended 30th September, 2003" from the statement of unaudited financial results, published by the Company and column headed "For the Year ended 31st March,.2004 (Audited)" from the audited financial statements of the company.

A review of Interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

(Rajendra Koria)
Partner

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd., Opp. Shiv Sagar Estate, Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

Mumbai dated: 18th October, 2004

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER 2004

(Rs. in crores except per share data)

	PARTICULARS	Quarter ended 30th September		Half year ended 30th September		Year ended March 31,
		2004	2003	2004	2003	2004 (Audited)
1.	Gross Turnover	3,412	2,762	6,714	5,395	13,541
	Less: Inter Divisional Transfers	1,304	1,190	2,520	2,263	4,522
	Turnover	2,108	1,572	4,194	3,132	9,019
	Less: Excise Duty Recovered on Sales	289	227	565	432	921
	Net Turnover	1,819	1,345	3,629	2,700	8,098
2.	Other Income	33	21	56	42	101
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(188)	(119)	(209)	15	130
	(b) Consumption of raw materials/ Purchases (including traded goods)	905	655	1,744	1,177	4,522
	(c) Staff cost	108	95	212	200	390
	(d) Other expenditure	625	412	1,182	782	1,906
4.	Interest	33	67	61	128	222
5.	Finance Charge on leased assets	19	19	38	39	77
6.	Depreciation	113	124	225	237	472
7.	Profit before tax and Extraordinary items	237	113	432	164	480
8.	Extraordinary expenses	-	9	-	131	144
9.	Provision for Current Tax	17	-	30	-	7
10.	Provision for Deferred Tax (Asset) / Liability	82	50	141	(60)	56
11.	Net Profit	138	54	261	93	273
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,023
14.	Earnings per share (of Rs. 10) Basic and Diluted	5.56	2.18	10.52	3.75	11.02
15	Aggregate of non-promoter shareholding					
	- Number of Shares (in crores)			13.40	13.40	13.40
	- Percentage of Shareholding (%)			53.97	53.97	53.97

CHATURVEDI & SHAH MUMBAI

DELOITTE HASKINS & SELLS

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on July 1 2004. 468 complaints were received and resolved during the quarter ended September 30,2004. No Investor complaint was pending as on September 30, 2004.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by As- 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2004 was Rs. 5,414 crores (US$ 1,177 million).

4) The statutory auditors of the company have carried out a limited review of the results for the half-year ended 30th September 2004.

5) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 18th October 2004 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

ANNEXURE - 3(4)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 20, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub : Unaudited financial results for the quarter ended December 31, 2004

Dear Sir,

In compliance with the Listing Agreement, we are enclosing unaudited financial results for the quarter ended December 31, 2004 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter ended December 31, 2004 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

NSEIL
20 JAN 2005
Contents not Verified

Encl.: As above

Copy to :

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

Meeting of the Board of Directors of the Company held on 20th January,2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31ST DECEMBER 2004

(Rs. in crores except per share data)

	PARTICULARS	Quarter ended 31st December		Nine months ended 31st December		Year ended March 31,
		2004	2003	2004	2003	2004 (Audited)
1.	Gross Turnover of manufactured products	3,595	3025	**10,259**	8,365	11,317
	Trading Sales	3	1,148	**53**	1,203	2,224
	Gross Turnover	3,598	4173	**10,312**	9,568	13,541
	Less: Inter Divisional Transfers	1,395	1,143	**3,915**	3,406	4,522
	Turnover	2,203	3,030	**6,397**	6,162	9,019
	Less: Excise Duty Recovered on Sales	276	252	**841**	684	921
	Net Turnover	1,927	2,778	**5,556**	5,478	8,098
2.	Other Income	37	37	**93**	79	101
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(227)	27	**(436)**	42	130
	(b) Consumption of raw materials/ Purchases (including traded goods)	1010	1736	**2,754**	2,913	4,522
	(c) Staff cost	114	96	**326**	296	390
	(d) Other expenditure	636	604	**1,818**	1386	1,906
4.	Interest	16	63	**77**	191	222
5.	Finance Charge on leased assets	18	19	**56**	58	77
6.	Depreciation	115	114	**340**	351	472
7.	Profit before tax and Extraordinary items	282	156	**714**	320	480
8.	Extraordinary expenses	-	13	**-**	144	144
9.	Provision for Current Tax	35	2	**65**	2	7
10.	Provision for Deferred Tax (Asset) / Liability	58	60	**199**	-	56
11.	**Net Profit**	**189**	**81**	**450**	174	**273**
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	**249**	249	249
13.	**Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year**					2,023
14.	**Earnings per share (of Rs. 10) Basic and Diluted**	7.61	3.26	**18.13**	7.01	11.02

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on October 01, 2004. The number of complaints received during the quarter ended December 31,2004 were 217, out of which 216 were resolved during the quarter. One complaint pending on December 31, 2004 was resolved on January 01, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by Accounting Standard –17 on Segment Reporting issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st December 2004 was Rs. 5,252 crore (US$ 1,208 million).

4) The Statutory Auditors of the company have carried out a limited review of the results for the nine months ended 31st December 2004.

5) The above results were reviewed by the Audit Committee.The Board of Directors at its meeting held on 20th January 2005 approved the above results and its release

For Indian Petrochemicals Corporation Limited

SK Anand

S K Anand
Wholetime Director

January 20, 2005

Indian Petrochemicals
Corporation Limited

Media Release

NET PROFIT RS 450 CRORE, INCREASE OF 159 %

CASH PROFIT RS 989 CRORE, INCREASE OF 88 %

GROSS TURNOVER OF RS 10,312 CRORE, INCREASE OF 8 %

EXPORTS OF RS 938 CRORE, INCREASE OF 117 %

PRODUCTION UP 9 % AT 3.83 MILLION TONNES

Mumbai, January 20, 2005 – Indian Petrochemicals Corporation Limited (IPCL) has announced its unaudited results for the nine months ended December 31, 2004.**Gross turnover of Rs. 10,312 crore** (US$ 2,373 million).**Net Profit of Rs. 450 crore** (US$ 104 million).

The performance highlights of IPCL for the nine months ended 31st December 2004 are :

- **Gross turnover (Turnover and Interdivisional transfers)** of Rs. 10,312 crore (US$ 2,373 million) against Rs. 9,568 crore for the corresponding previous period, an increase of 8%.
- **Turnover of manufactured products** of Rs. 6,344 crore (US$ 1,460 million) as against Rs. 4959 crore for the corresponding previous period, an increase of 28%.
- **Operating Profit (PBDIT)** of Rs. 1,187 crore (US$ 273 million) as against Rs. 920 crore for the corresponding previous period, an increase of 29%.
- **Cash Profit** of Rs. 989 crore (US$ 228 million) as against Rs. 525 crore for the corresponding previous period, an increase of 88 %.
- **Net Profit** of Rs. 450 crore (US$ 104 million) against Rs. 174 crore for the corresponding previous period, an increase of 159%.
- **The total paid up equity share capital** stood at Rs. 249 crore (US$ 57 million).
- **Earnings Per Share (EPS)** for the nine months was Rs. 18.13 (US$ 0.42) and Cash earnings per share (CEPS) for the nine months was Rs 39.86 (US$ 0.92)

  (Annualised EPS of Rs 24.17 (US$ 0.56) and annualised CEPS of Rs 53.13 (US$ 1.22))
- **Contribution to the national exchequer** in the form of various taxes of Rs. 1,349 crore (US$ 310 million) as against Rs. 1,035 crore for the corresponding previous period.
- **Production** of 3.83 million tonnes against 3.53 million tonnes during corresponding previous period, an increase of 9%.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Website : www.ipcl.co.in

Telephone (+91 265) 3087352
Facsimile (+91 265) 3087333
Wireless (+91 265) 3120684

Media Release

- **Exports** of manufactured products was Rs.938 crore (US$ 216 million) as against Rs. 432 crore for the corresponding previous period, an increase of 117%.

For the fourth quarter ending March 31, 2005 the Company expects to announce its results in the last week of April 2005.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 346 India
Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Media Release

Management Discussion & Analysis for the Nine Months Ended December 31, 2004

Gross turnover (Turnover and Interdivisional transfers) for the nine months was Rs. 10,312 crore (US$ 2,373 million) up 8% compared to corresponding previous period.

Net profit after tax for the nine months of Rs. 450 crore (US$ 104 million), up 159% compared to corresponding previous period.

Net turnover of manufactured products for the nine months increased 29% to Rs. 5,503 crore (US$ 1,266 million). The increase in net turnover of 29% is mainly on account of increase in selling price of products.

Exports of manufactured products for the nine months were Rs. 938 crore (US$ 216 million) as against Rs. 432 crore for the corresponding previous period, an increase of 117%.

During the nine months under review, total production volume was 3.83 million tonnes, an increase of 9 % compared to the corresponding previous period.

Financial Review

Operating profit before other income for the nine months was Rs. 1,094 crore (US$ 252 million), 30% higher compared to corresponding previous period mainly on account of the increase in selling price of products during this period. Operating margin for the nine months under review remained stable at 21%.

Other income for the nine months was Rs. 93 crore (US$ 21 million) compared to Rs. 79 crore for the corresponding previous period. The increase was mainly on account of higher export enefits.

Interest expenditure for the nine months reduced 60% to Rs. 77 crore (US$ 18 million) due to reduction in debt.

Depreciation for the nine months was Rs. 340 crore (US$ 78 million) compared to Rs 351 crore in the corresponding previous period.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 346 India
Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120884

Media Release

Business Review

Production volumes of PP, PE and PVC increased 10% to 835,700 tonnes in the nine months compared to corresponding previous period. Polymer demand in the country decreased 3% during nine months mainly on account of high prices and inventory corrections in the downstream industry.

Production volume of PBR was 48300 MT during the nine months, an increase of 22%

During the period under review, production of ethylene was 707,100 tonnes, representing a growth of 7%. Propylene production during the nine months was at 265,900 tonnes, 16% higher compared to corresponding previous period.

Production volumes of ACN, AF and MEG increased 12% to 238,100 tonnes in the nine months compared to corresponding previous period. Demand of MEG in the country increased 11% in the nine month under review compared to corresponding previous period.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website : www.ipcl.co.in

O/C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O Petrochemicals Township.
Dist Vadodara - 391 345, Gujarat-India

Tele (0265) 3067221 230
(D) (0265) 3067361
Fax (0265) 3067333

January 31, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub : Limited Review Report for the quarter / nine months ended December 31, 2004

Dear Sir,

Please find enclosed the Limited Review Report dated January 20, 2005 of the unaudited financial results for the quarter / nine months ended December 31, 2004 given by the Statutory Auditors - M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: ... TIME: ...

Copy to :

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg
4. National Securities Depository Limited
5. Central Depository Services (India) Limited

AUDITOR'S REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of INDIAN PETROCHEMICALS CORPORATION LIMITED for the quarter ended 31st December, 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the columns headed "Quarter ended 31st December,2004" and "Nine months ended 31st December,2004". We have traced the figures shown in the columns headed "Quarter ended 31st December,2003", "Nine months ended 31st December,2003", from the statements of unaudited financial results published by the Company and column headed "For the Year ended 31st March, 2004 (Audited)" from the audited financial statements of the company.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as stated above and read with the notes thereon, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah	**For Deloitte Haskins & Sells**
Chartered Accountants	*Chartered Accountants*
(Rajendra Koria)	(P. R. Barpande)
Partner	*Partner*

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Mumbai, dated 20th January, 2005

DELOITTE HASKINS & SELLS 12, Dr. Annie Besant Rd., Opp. Shiv Sagar Estate, Worli, Mumbai-400018. CHARTERED ACCOUNTANTS

CERTIFIED TRUE COPY

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Indian Petrochemicals Corporation Limited

Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31ST DECEMBER 2004

(Rs. in crores except per share data)

	PARTICULARS	Quarter ended 31st December		Nine months ended 31st December		Year ended March 31,
		2004	2003	2004	2003	2004 (Audited)
1.	Gross Turnover of manufactured products	3,595	3025	10,259	8,365	11,317
	Trading Sales	3	1,148	53	1,203	2,224
	Gross Turnover	3,598	4173	10,312	9,568	13,541
	Less: Inter Divisional Transfers	1,395	1,143	3,915	3,406	4,522
	Turnover	2,203	3,030	6,397	6,162	9,019
	Less: Excise Duty Recovered on Sales	276	252	841	684	921
	Net Turnover	1,927	2,778	5,556	5,478	8,098
2.	Other Income	37	37	93	79	101
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(227)	27	(436)	42	130
	(b) Consumption of raw materials/ Purchases (including traded goods)	1010	1736	2,754	2,913	4,522
	(c) Staff cost	114	96	326	296	390
	(d) Other expenditure	636	604	1,818	1386	1,906
4.	Interest	16	63	77	191	222
5.	Finance Charge on leased assets	18	19	56	58	77
6.	Depreciation	115	114	340	351	472
7.	Profit before tax and Extraordinary items	282	156	714	320	480
8.	Extraordinary expenses	-	13	-	144	144
9.	Provision for Current Tax	35	2	65	2	7
10.	Provision for Deferred Tax (Asset) / Liability	58	60	199	-	56
11.	Net Profit	189	81	450	174	273
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,023
14.	Earnings per share (of Rs. 10) Basic and Diluted	7.61	3.26	18.13	7.01	11.02

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

DELOITTE HASKINS & SELLS MUMBAI

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on October 01, 2004. The number of complaints received during the quarter ended December 31,2004 were 217, out of which 216 were resolved during the quarter. One complaint pending on December 31, 2004 was resolved on January 01, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by Accounting Standard –17 on Segment Reporting issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st December 2004 was Rs. 5,252 crore (US$ 1,208 million).

4) The Statutory Auditors of the company have carried out a limited review of the results for the nine months ended 31st December 2004.

5) The above results were reviewed by the Audit Committee.The Board of Directors at its meeting held on 20th January 2005 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

January 20, 2005

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

DELOITTE HASKINS & SELLS MUMBAI

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 26, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub: Audited Financial Results for the quarter/year ended March 31, 2005

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the Audited Financial Results for the quarter/year ended March 31, 2005 duly approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The Board has recommended a dividend of **Rs. 4.50 (Rupees four and paise fifty)** per fully paid-up equity share of Rs. 10/- each. The paid-up equity capital as on March 31, 2005 is Rs. 248.23 crore.

The Audited Financial Results for the quarter/ year ended March 31, 2005 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ipcl.co.in'

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Encl : as above

Copy to:

The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
The Secretary, The Calcutta Stock Exchange Association Limited, 7, Lyons Range, Kolkata
Luxembourg Stock Exchange, Luxembourg

Meeting of the Board of Directors of the Company held on 26th April,2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

AUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2005

(Rs. in crores, except per share data)

Sr. No.	PARTICULARS	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2004	2005	2004	2005 (Audited)	2004 (Audited)
1	Turnover	6,397	2,989	2,857	9,386	9,019
	Less: Excise Duty Recovered on Sales	841	346	237	1,187	921
2	**Net Turnover**	5,556	2,643	2,620	8,199	8,098
3	Other Income	93	39	22	132	101
4	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(436)	433	88	(3)	130
	(b) Consumption of raw materials (including traded goods)	2,754	993	1,609	3,747	4,522
	(c) Staff cost	326	134	94	460	390
	(d) Other expenditure	1,818	553	520	2,371	1,906
5	Interest	77	10	31	87	222
6	Finance Charge on leased assets	56	19	19	75	77
7	Depreciation	340	166	121	506	472
8	Profit before tax and Extra Ordinary items	714	374	160	1,088	480
9	Extra ordinary expenses	-	62	-	62	144
10	Profit before tax	714	312	160	1026	336
11	Provision for Current Tax	65	41	5	106	7
12	Provision for Deferred Tax	199	(65)	56	134	56
13	**Net Profit**	450	336	99	786	273
14	Add: Brought forward from last balance sheet				773	941
15	Add: Debenture Redemption Reserve Written Back				57	29
17	Income Tax for Earlier years				4	
16	Amount available for appropriation				1,620	1243
17	Appropriations:					
	a) Equity Dividend				112	62
	b) Tax on Dividend				16	8
	c) Transfer to General Reserve				500	400
18	Balance carried forward to next year				992	773
19	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
20	Reserves excluding revaluation reserves (as per balance sheet)				2,672	2023
21	Earnings per share (of Rs. 10)					
	Basic		13.54	3.99	31.65	11.02
	Diluted		13.54	3.99	31.65	11.02
22	**Dividend proposed per Share**				4.50	2.50
23	**Aggregate of non-promoter shareholding**					
	- Number of Shares (in crores)				13.98	13.40
	- Percentage of Shareholding				53.98	[illegible]

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) In view of clarification issued by the Institute of Chartered Accountants of India on 22nd April 2005, Interdivisional Transfers which hitherto was considered as part of "Turnover and Interdivisional Transfers" is not considered.

3) Turnover includes trading sales of Rs.68 crores (US$ 16 million) for the year ended 31st March 2005 (previous year Rs.2,224 crores) and Rs. 15 crores (US$ 3 million) for the quarter ended 31st March,2005(previous period Rs.1,020 crores)

4) Extraordinary expenditure of Rs.62 crores (US$ 14 million) includes Rs.62 crores (US$ 14 million) on account of acceptance of Voluntary Retirement Scheme (VRS) by 680 employees .

5) The company has recognized Impairment loss of Rs 20.19 crore during the year and charged to the Profit and Loss Account under "Other Expenditure"

6) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2005 was Rs. 5,276 Crores (US $ 1,206 million)

7) There was one complaint from Investors pending redressal and was resolved as on 1st January, 2005. The number of complaints received during the quarter ended March 31,2005 were 256.. All complaints were disposed off during the quarter. No complaint was pending on March 31,2005.

8) The above statement has been reviewed by the audit committee and placed before the Board of Directors at the Board meeting held on 26th April 2005 and has been approved for its release.

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

April 26, 2004

Indian Petrochemicals Corporation Limited

Media Release

NET PROFIT OF RS 786 CRORES FOR THE YEAR, AN INCREASE OF 188 %

NET PROFIT OF RS 336 CRORES FOR THE QUARTER, AN INCREASE OF 239 %

PROFIT BEFORE TAX AND EXTRAORDINARY ITEMS OF RS 1,088 CRORES FOR THE YEAR, AN INCREASE OF 127 %

CASH PROFIT OF RS 1,426 CRORES FOR THE YEAR, AN INCREASE OF 78 %

INTEREST COST DOWN 61% TO RS 87 CRORES

EXPORTS OF MANUFACTURED GOODS OF RS 1,638 CRORES, INCREASE OF 154 %

PRODUCTION UP 13 % AT 5.18 MILLION TONNES

Mumbai, April 26, 2005 – Indian Petrochemicals Corporation Limited (IPCL) has announced its audited results for the year ended March 31, 2005. **Gross Turnover of Rs. 9,386 crores** (US$ 2,146 million), **Net Profit of Rs. 786 crores** (US$ 180 million).

The performance highlights of Indian Petrochemicals Corporation Limited for the year ended March 31, 2005 are:

- **Turnover** of Rs.9,386 crores (US$ 2,146 million) against Rs. 9,019 crores for the previous year, **an increase of 4 %**
- **Net Turnover** (excluding trading sales and excise duty recovered on sales) of Rs 8,131 crores, against Rs.5,874 crores for the previous year, **an increase of 38%**
- **Operating Profit (PBDIT)** of Rs.1,756 crores (US$ 401 million) against Rs.1,251 crores for the previous year **an increase of 40%.**
- **Profit Before Tax and Extraordinary items** of Rs. 1,088 crores (US$ 249 million) against Rs. 480 crores for the corresponding previous year, **an increase of 127%.**
- **Cash Profit of Rs. 1,426 crores** (US$ 326 million) against Rs. 801 crores for the previous year, **an increase of 78%**
- **Net Profit of Rs. 786 crores** (US$ 180 million) against Rs. 273 crores for the previous year, **an increase of 188%**
- **Outstanding debt** including lease liability as on 31st March 2005 reduced to Rs 1,254 crores (US$ 287 million) compared to Rs 2,694 crores as on 31st March 2004.
- The total paid up equity share capital stood at Rs. 249 crores (US $ 57 million)

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Internet : www.ipcl.co.in
Telephone : (+91 265) 3067 352
Telefax : (+91 265) 3067 353

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

- **Earnings Per Share (EPS) for the year is Rs. 31.65 (US$ 0.72) & Cash Earnings Per Share (CEPS) for the year is Rs 57.45 (US$ 1.31)** against EPS of Rs 11.02 and CEPS of Rs 32.27 in the previous year.

- **Dividend increased to 45 %. Dividend payout of Rs. 128 crores including dividend tax.**

- The company's contribution to the national exchequer in the form of various taxes of **Rs.1,897 crores** (US$ 434 million)

- **The Company's production increased to 5.18 million tonnes against 4.6 million tonnes during corresponding previous year, representing growth of 13 %**

- **Exports of manufactured products for the year were Rs. 1,638 crores (US$ 374 million)** as against Rs. 644 crores for the corresponding previous year, **an increase of 154 %.**

For the quarter ending June 30 2005, the Company expects to announce its results in the last week of July 2005.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Internet : www.ipcl.co.in

Telephone : (+91 265) 3067 352

Telefax : (+91 265) 3067 353

Media Release

Management Discussion & Analysis for the year ended March 31, 2005

In the year 2004-05, economic conditions across the world improved and demand of petroleum and petrochemical products strengthened despite crude oil prices remaining at all time highs. Increase in global demand of petrochemical products outpaced increase in supplies and polymer prices entered in to a new up cycle. Domestic demand of petrochemicals too strengthened resulting in increased operating rates and earnings.

Financial year 2004-05 was the third year of IPCL's operations under the Reliance management. The initiatives introduced to increase capacity utilization, reduce operating costs, improve financial management and enhance overall productivity and efficiency have resulted in continuous improvement in financial and operating performance of the company year on year and the year 2004-05 has been a year of record performance on all major operating and financial parameters.

During the year, total production volume touched 5.18 million tonnes, an increase of 13 % compared to the previous year. IPCL's 16 out of 18 polymer plants established new record for "highest ever production" during the year

Domestic sales of products manufactured by IPCL increased 24% to Rs 6,493 crore (US$ 1,484 million) and accounted for 80% of turnover excluding trading sales. Exports of manufactured products for the year were Rs.1,638 crores (US$ 374 million) against Rs. 644 crores for the previous year, an increase of 154 %.

Financial Review

Turnover for the year ended March 31, 2005 was Rs. 9,386 crores (US$ 2,146 million), up by 4 % compared to previous year. Turnover includes trading sales of Rs 68 crore (US$ 116 million) as compared to Rs 2,224 crore during the previous year. Excluding the trading sales, Turnover has increased 37%

Net turnover for the year excluding trading sales and excise duty recovered on sales increased 38 % to Rs. 8,131 crores (US$ 1,859 million). The increase in net turnover of 38% reflects the impact of increase of 10% in sales volume and 28 % in product selling price.

Net profit after tax for the year increased 188% to Rs. 786 crores (US$ 180 million). The Net profit for the year has been arrived at after recognizing impairment loss of Rs 20 crores and incurring an extraordinary expenditure of Rs.62 crores (US$ 14 million) during the year on account of acceptance of Voluntary Retirement Scheme (VRS) by 680 employees.

Operating profit (PBDIT) for the year was Rs. 1,756 crores (US$ 401million), 40% higher compared to previous year. Operating profit for the year, excluding other income was Rs 1,624 crores, 41% higher compared to previous year.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Internet : www.ipcl.co.in
Telephone : (+91 265) 3067 352
Telefax : (+91 265) 3067 353

Media Release

Other income for the year was Rs. 132 crores (US$ 30 million) compared to Rs.101 crores for previous year. The increase in other income is mainly on account of higher export benefit compared to previous year.

Interest cost excluding finance charges on leased assets reduced by 61 % to Rs. 87 crores (US$ 20 million) due to lower indebtedness during the year compared to the previous year.

The outstanding debt as on 31st March 2005 reduced to Rs 760 core (US$ 174 million) from Rs 2,166 crores as on 31st March 2004. The Debt to Equity ratio as on 31st March 2005 was 0.43 as against 1.19 on 31st March 2004.

Depreciation for the year was higher by 7% at Rs. 506 crores (US$ 116 million) as against Rs. 472 crores for the previous year mainly due to depreciation on assets capitalised during the year.

Capital expenditure during the year was Rs. 147 crore (US$ 37 million), primarily on account of minor expansions and renewal of assets.

Capital employed as on 31st March 2005 reduced to 5,276 crores (US$ 1,206 million) from Rs 5,933 crores as on 31st March 2004.

The return on capital employed (ROCE) for the year was 22%, compared to 12% for the previous year.

Business Review

Polymers

IPCL's polymer business encompasses commodity plastic namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC).

In 2004, global polymer demand grew at 5% (more than the world GDP growth rate of approximately 4%) where as capacity growth was estimated to be 2.8% pushing the prices upward.

Overall, consumption of polymers in the country increased marginally by 3% during the year compared to increase of 12% during the last year. PE consumption growth was 1%, PVC consumption growth was 2% and PP consumption was 6%. Consumption of polymers were impacted due to the high prices which prevailed during the year.

IPCL's polymer production increased 14% during the year to 1186 KT. Capacity utilization of all the polymer plants was above 100%.

All the PP plants of IPCL operated well above their rated capacities and production was 272 KT, 23% higher than 2003-04.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Internet : www.ipcl.co.in
Telephone : (+91 265) 3067 352
Telefax : (+91 265) 3067 353

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Domestic PP industry is poised to grow at 9% and domestic consumption is forecast at 1.31 MMTA during 2005-06. PP producers will continue to operate above rated capacities. Prices are expected to remain healthy during 2005-06 and integrated polymer producers are expected to enjoy robust margins.

All the PE plants of IPCL operated at around 100% of the rated capacities. Production was 603 KT, which was 15% higher than those achieved in 03-04.

India's per capita PE consumption at 1.4 kg p.a is well below the world's average per capita consumption of 9.7 kg p.a. There is very high potential for growth of PE consumption in the country and the market is poised to grow at a healthy rate of around 10% during 2005-06. During 2005-06 domestic plastic industry is expected to consume more than 1650 KTA of Polyethylene. Major areas of growth are films for retail packaging and pipes for the infrastructure sector.

During the year IPCL had produced 247 KT of PVC from both its sites viz, Gandhar & Baroda, which was marginally higher than 03-04.

Increasing emphasis on infrastructure, housing, drinking water, sanitation projects etc. will generate sizeable demand for PVC. Thrust on agriculture, infrastructure development in Union Budget 2005-06 will provide impetus to domestic demand for PVC. Consumption is likely to grow at 10% during 2005-06 and is expected to touch one million ton mark.

PBR

PBR Production increased by 14% to 64 KT. Domestic demand growth of 8% for PBR was in line with the automobile /tyre industry growth rate. Increased highway speeds and radialisation will enhance synthetic rubber consumption. Natural rubber deficit will also be in favour of synthetics.

Cracker Products

IPCL operates one naphtha based Cracker at its complex at Vadodara and two gas based Crackers one each at Dahej-Gujarat and Nagothane-Maharashtra.

During the year, production of cracker products viz. Ethylene, Propylene, Butadiene and Benzene increased 16% to 1386 KT. Ethylene production increased 14% to 951 KT, Propylene production increased 23% to 320 KT, Butadiene production increased 11% to 62 KT and Benzene production increased by 20% to 53 KTA

INDIAN PETROCHEMICALS CORP. LTD.

Chemicals

IPCL chemical business mainly consists of downstream products like Benzene, Caustic Soda and LAB.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Internet : www.ipcl.co.in

Telephone : (+91 265) 3067 352

Telefax : (+91 265) 3067 353

Media Release

The supply of Benzene in Asia remained tight during 2004-05 due to operating problems in various Benzene plants in the region. Styrene and Phenol growth in Asia will propel the need for fresh capacity additions in Benzene. It is estimated that demand will outstrip supply starting from 2005 with maximum deficit in 2006. Prices are expected to remain firm due to high crude oil price and Asian supply demand imbalance

During the year IPCL's caustic soda production was 159 KT. Domestic industry depended more on local suppliers of Caustic, as import sources dried out. With no new capacities estimated to hit the market till end 2006, supply demand imbalance is likely to keep price and ECU cash margins high. Driven by additional demand for chlorine in EDC and agrochemicals sectors and also for caustic soda in alumina, Indian players are expected to increase capacity by 300 KTA through 2005-06. Growth in consumption is expected at 6% given the prospects of textile, dyes, paper and alumina sectors in the Indian context. IPCL would embark on re-membraning and recoating of its cells, in order to recondition the plant for higher production targets.

IPCL's LAB production decreased 11% to 48 KT during the year due to shortage of raw material Kerosene. The domestic LAB demand grew by 3.5% during the year in line with the growth in the downstream detergent sector. A new LAB capacity of 120 KT was commissioned in India during August 2004 reducing the domestic market share of all the existing LAB players including IPCL. The attractive value propositions currently offered by detergent manufacturers in the highly competitive downstream sector are expected to boost the detergent consumption in the country. This augurs well for future LAB demand growth in the domestic market. IPCL is gearing up to increase export volumes further by improving product quality and broad basing export territories in the coming years.

Fibre Intermediates

As a result of debottlenecking of capacity during the year, operating rate of EO/EG plant at Gandhar complex has improved from 125 % to 157% . IPCL's MEG production increased 21% to 242 KT. MEG supply position in the international market continues to be fundamentally tight. New capacities coming up during the year may not be sufficient to match the demand growth.

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 26, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

Sub: Unaudited financial results for the quarter ended June 30, 2005

In compliance with the Listing Agreement, we are enclosing unaudited financial results for the quarter ended June 30, 2005 approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter ended June, 30, 2005 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

NSEIL
29 JUL 2005
Contents not Verified

Encl: As above o/c

Copy to:

1 The Secretary, The Stock Exchange, Mumbai
2 The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3 Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Meeting of the Board of Directors of the Company held on 26th July,2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2005

(Rs. in crore, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2005	2004	2005 (Audited)
1	Turnover	**2266**	2,086	9,386
	Less: Excise Duty Recovered on Sales	**283**	276	1,187
	Net Turnover	**1983**	1,810	8199
1.	Other Income	**40**	23	132
2.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	**(28)**	(21)	(3)
	(b) Consumption of raw materials (including traded goods)	**899**	839	3,747
	(c) Staff cost	**91**	104	460
	(d) Other expenditure	**599**	557	2,371
3.	Interest	**11**	28	87
4.	Finance Charge on leased assets	**18**	19	75
5.	Depreciation	**116**	112	506
6.	Profit before tax and Extraordinary items	**317**	195	1088
7.	Extraordinary expenses		0	62
8.	Provision for Current Tax	**122**	13	106
9.	Provision for Deferred Tax (Asset) / Liability	**(30)**	59	134
10.	**Net Profit / (Loss)**	**225**	123	786
11.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	**249**	249	249
12.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			2,672
13.	Earnings per share (of Rs. 10) Basic Diluted	 9.07 9.07	 4.96 4.96	 31.65 31.65

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th June 2005 was Rs. 5328.83 Crore (US $ 1225 million)

3) There were no complaints from Investors pending redressal as on 1st April 2005. 122 complaints were received and resolved during the quarter ended 30th June 2005. No Investor Complaint was pending as on 30th June 2005.

4) The statutory auditors of the company have carried out a limited review of the results for the quarter ended 30th June 2005.

5) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 26th July 2005 approved the above results and its release.

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

July 26, 2005

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

Media Release

NET PROFIT OF RS 225 CRORE AN INCREASE OF 83%

PROFIT BEFORE TAX OF RS 317 CRORE, AN INCREASE OF 63 %

TURNOVER OF RS 2,266 CRORE, AN INCREASE OF 9 %

INTEREST COST DOWN 61% TO RS 11 CRORE

EXPORTS OF RS 366 CRORE, INCREASE OF 79 %

PRODUCTION UP 7 % AT 1.34 MILLION TONNES

Mumbai, July 26, 2005 – Indian Petrochemicals Corporation Limited (IPCL) has announced its unaudited results for the quarter ended June 2005. **Turnover of Rs. 2,266 crore** (US$ 521 million). **Net Profit of Rs. 225 crore** (US$ 52 million).

The performance highlights of IPCL for the quarter ended June 30 2005 are:

- **Turnover** of Rs. 2,266 crore (US$ 521 million) against Rs. 2,086 crore for the corresponding previous quarter, **an increase of 9%**
- **Net Turnover** of Rs. 1,983 crore (US$ 456 million) against Rs. 1.810 crore for the corresponding previous quarter, **an increase of 10%**
- **Operating Profit (PBDIT)** of Rs. 462 crore (US$ 106 million) against Rs. 354 crore for the corresponding previous quarter **an increase of 31 %**
- **Profit before tax** of Rs. 317 crore (US$ 73million) against Rs. 195 crore for the corresponding previous quarter, **an increase of 63%**
- **Cash Profit of Rs. 311 crore** (US$ 71 million) against Rs.294 crore for the corresponding previous quarter, **an increase of 6%**
- **Net Profit of Rs. 225 crore** (US$ 52 million) against Rs.123 crore for the corresponding previous quarter, **an increase of 83%**
- The total paid up equity share capital stood at Rs. 249 crore (US $ 57 million)
- **Earnings Per Share (EPS)** for the quarter is Rs 9.07 (US$ 0.21) and **Cash Earning Per Share (CEPS)** for the quarter is Rs 12.52 (US$ 0.29). **Annualised EPS** for the quarter is Rs. 36.26 (US$ 0.83) and **annualised CEPS** for the quarter is Rs 50.12 (US$ 1.15)
- The company's **contribution to the national exchequer** in the form of various taxes was Rs. 461 crore (US$ 106 million)

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone : (+91 265) 2265805,
Telefax : (+91 265) 2265164
Telephone : (+91 265) 3120684

Media Release

- The **Company's production** increased to 1.34 million tonnes against 1.25 million tonnes during the corresponding previous quarter, **representing a growth of 7 %**

- **Exports** were Rs. 366 crore (US$ 84 million) as against Rs. 205 crore for the corresponding previous quarter, **an increase of 79 %**

For the quarter ending September 30 2005, the Company expects to announce its results in the last week of October 2005.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Internet : www.ipcl.co.in

Telephone : (+91 265) 2265805,
Telefax : (+91 265) 2265164
Telephone : (+91 265) 3120684

Indian Petrochemicals Corporation Limited

Media Release

Management Discussion & Analysis for the quarter ended June 30, 2005

The first quarter of the financial year 2005-06 witnessed a decline in international prices of olefins, polymer as well as fibre-intermediate on the back of weaker crude oil prices compared to the trailing quarter. The primary reason for the drop in product prices was restarting of certain crackers in China after maintenance shutdowns. Product prices have shown signs of recovery in early Q2 2005-06 due to stabilisation of ethylene downstream facilities in China and strong crude oil prices.

IPCL operated its plant at full capacity, as a result of which, total production volume touched 1.34 million tonnes, representing an increase of 7% compared to the corresponding previous quarter.

Domestic sale of products manufactured by IPCL increased 1% to Rs 1,617 crore (US$ 372 million) and accounted for 82% of turnover. Exports for the quarter were Rs. 366 crore (US$ 84 million) as against Rs. 205 crore for the corresponding previous quarter, an increase of 79%.

Financial Review

Turnover for the quarter ended June 30, 2005 was Rs. 2,266 crore (US$ 521 million), up 9 % compared to the corresponding previous quarter. Net turnover for the quarter increased 10% to Rs. 1,983 crore (US$ 456 million) compared to corresponding previous quarter. The increase in net turnover reflects the impact of increase of 2% in sales volume and increase of 8% in product selling price.

Operating profit for the quarter was Rs. 462 crore (US$ 106 million), 31% higher compared to the corresponding previous quarter. Operating margin for the quarter increased to 22.3% compared to 19.7% in the corresponding previous quarter mainly due to higher selling price of products.

Other income for the quarter was Rs. 40 crore (US$ 9 million) compared to Rs.23 crore for the corresponding previous quarter primarily due to higher interest income on investments and higher export incentives.

Interest cost excluding finance charges on leased assets reduced by 61 % to Rs. 11 crore (US$ 3 million) mainly due to reduction in debt.

Depreciation for the quarter was Rs. 116 crore (US$ 27 million) against Rs 112 crore for the corresponding previous quarter.

Provision for Income Tax for the current quarter was Rs.122 crore (US$ 28 million) against Rs.13 crore for the corresponding previous quarter. The company was under Minimum Alternate Tax (MAT) in the previous year due to the availability of carried forward losses. Provision for Income Tax for the current quarter is under normal rates of Income Tax.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Internet : www.ipcl.co.in

Telephone : (+91 265) 2265805,
Telefax : (+91 265) 2265164
Telephone : (+91 265) 3120684

Consequent to the above factors, net profit after tax for the quarter increased 83% to Rs. 225 crore (US$ 52 million compared to the corresponding previous quarter.

As on 30th June 2005, the company's loan liability including liability on account of leased assets was Rs 1,112 crore (US$ 256 million), while cash and cash equivalents stood at Rs 1,216 crore (US$ 279 million).

Business Review

IPCL's polymer business encompasses commodity plastic namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC).

During the quarter, consumption of PP and PE declined while consumption of PVC increased resulting in an overall decline in consumption of polymers by 2% compared to corresponding previous quarter. PP consumption was lower by 3%, PE consumption was lower by 7% while PVC consumption was higher by 7%.

IPCL's production volumes of PP, PE and PVC increased by 4 % to 2,77,000 tonnes for the quarter.

IPCL operates two Poly Butadiene Rubber (PBR) plants at its Vadodara complex. Production volume of PBR was 15300 MT during the quarter.

IPCL operates one naphtha-based cracker at its complex at Vadodara and two gas based crackers, one each at Dahej-Gujarat and Nagothane-Maharashtra. During the quarter, production of ethylene and propylene remained stable at 232900 tonnes and 87500 tonnes respectively.

IPCL's Fibre and Fibre Intermediate business comprises production and sales of Acrylic Fibre (AF), Acrylo Nitrile (ACN) and Mono Ethylene Glycol (MEG). Production volumes of AF, ACN and MEG increased 4% to 87200 tonnes for the quarter. During the quarter, domestic demand for MEG increased 2% compared to the corresponding previous quarter.

IPCL's chemical business mainly comprises production and sales of Acrylates, Caustic soda Ethylene Oxide (EO) and Linear Alkyl Benzene (LAB). During the quarter, production of Acrylates, Caustic soda and EO remained stable at 51,700 tonnes, while production of LAB was lower at 13,400 tonnes compared to 15,000 MT in the corresponding previous quarter.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone : (+91 265) 2265805,
Telefax : (+91 265) 2265164
Telephone : (+91 265) 3120684

Media Release

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2005

(Rs. in crore, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2005	2004	2005 (Audited)
1	Turnover	**2266**	2,086	9,386
	Less: Excise Duty Recovered on Sales	**283**	276	1,187
	Net Turnover	**1983**	1,810	8199
1.	Other Income	**40**	23	132
2.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	**(28)**	(21)	(3)
	(b) Consumption of raw materials (including traded goods)	**899**	839	3,747
	(c) Staff cost	**91**	104	460
	(d) Other expenditure	**599**	557	2,371
3.	Interest	**11**	28	87
4.	Finance Charge on leased assets	**18**	19	75
5.	Depreciation	**116**	112	506
6.	Profit before tax and Extraordinary items	**317**	195	1088
7.	Extraordinary expenses		0	62
8.	Provision for Current Tax	**122**	13	106
9.	Provision for Deferred Tax (Asset) / Liability	**(30)**	59	134
10.	**Net Profit / (Loss)**	**225**	123	786
11.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	**249**	249	249
12.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			2,672
13.	Earnings per share (of Rs. 10)			
	Basic	9.07	4.96	31.65
	Diluted	9.07	4.96	31.65

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Telephone : (+91 265) 2265805,
Telefax : (+91 265) 2265164
Telephone : (+91 265) 3120684

Media Release

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 3oth June 2005 was Rs. 5328.83 Crore (US $ 1225 million)

3) There were no complaints from Investors pending redressal as on 1st April 2005. 122 complaints were received and resolved during the quarter ended 30th June 2005. No Investor Complaint was pending as on 30th June 2005.

4) The statutory auditors of the company have carried out a limited review of the results for the quarter ended 30th June 2005.

5) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 26th July 2005 approved the above results and its release.

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

August 29, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Limited Review Report for the quarter ended June 30, 2005

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated July 26, 2005 of the unaudited financial results for the quarter ended June 30, 2005 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

NSEIL
30 AUG 2005
Contents not Verified

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the quarter ended 30th June 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the column headed "Quarter Ended 30th June 2005". We have traced the figures shown in the column headed "Quarter ended 30th June 2004" from the statement of unaudited financial results, published by the Company and column headed "Year ended 31st March 2005 (Audited)" from the audited financial statements of the company.

A review of Interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

(R. Koria)
Partner

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

Mumbai dated: 26th July, 2005.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 25, 2005

The Manager
Listing Department
National Stock Exchange of India Limited
'Exchange Plaza', Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

Sub: Unaudited financial results for the quarter / half-year ended September 30, 2005

In compliance with the Listing Agreement, we are enclosing unaudited financial results for the quarter / half-year ended September 30, 2005 approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter / half-year ended September 30, 2005 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary o/c

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 25/10/05

Encl: As above

Copy to:

1 The Secretary, Bombay Stock Exchange Limited, Mumbai
2 The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3 Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Meeting of the Board of Directors of the Company held on 25th October, 2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER 2005

(Rs. in crores except per share data)

Sr No	PARTICULARS	Quarter ended 30th September		Half year ended 30th September		Year ended March 31,
		2005	2004	2005	2004	2005 (Audited)
1	Turnover	2,337	2,108	4603	4,194	9,386
	Less: Excise Duty Recovered on Sales	292	289	575	565	1,187
	Net Turnover	2045	1,819	4028	3,629	8199
2	Other Income	34	33	74	56	132
3	Total Expenditure					
	(Increase)/decrease in stock in trade	(99)	(188)	(127)	(209)	(3)
	Consumption of raw materials/ Purchases (including traded goods)	1059	905	1957	1,744	3,747
	Staff cost	91	108	182	212	460
	Other expenditure	576	625	1175	1,182	2,371
4	Interest	13	33	24	61	87
5	Finance Charge on leased assets	18	19	36	38	75
6	Depreciation	116	113	233	225	506
7	Profit before tax and Extraordinary items	305	237	622	432	1088
8	Extraordinary Income / (expense)	120	-	120	-	(62)
9	Provision for Current Tax	153	17	275	30	106
10.	Provision for Deferred Tax (Asset) / Liability	(31)	82	(61)	141	134
11.	**Net Profit**	303	138	528	261	786
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,672
14.	Earnings per share (of Rs. 10) Basic and Diluted	12.21	5.56	21.27	10.52	31.65 31.65
15	Aggregate of non-promoter shareholding					
	Number of Shares (in crores)			13.40	13.40	13.40
	Percentage of Shareholding (%)			53.97	53.97	53.[illegible]

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on July 1 2005. 263 complaints were received and resolved during the quarter ended September 30,2005. No Investor complaint was pending as on September 30, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by As- 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2005 was Rs.5553 crores (US$ 1261 million).

4) The extraordinary income during this quarter represents write back of the provision of Rs 120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company limited (GCPTCL) earlier as one of the promoters. As part of restructuring of GCPTCL, the Take or Pay agreement has been rescinded with retrospective effect with the consent of all the concerned parties.

5) The statutory auditors of the company have carried out a limited review of the results for the half-year ended 30th September 2005.

6) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 25th October 2005 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

October 25, 2005

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals
Corporation Limited

Media Release

NET PROFIT RS 528 CRORES, INCREASE OF 102 %

ANNUALISED EPS OF RS 43 AND CEPS OF RS 56

PROFIT BEFORE TAX AND EXTRAORDINARY ITEMS OF RS 622 CRORES, INCREASE OF 44%

TURNOVER OF RS 4,603 CRORES, INCREASE OF 10 %

EXPORTS OF RS 679 CRORES, INCREASE OF 44 %

PRODUCTION UP 4% AT 2.69 MILLION TONNES

Mumbai, October 25, 2005 – Indian Petrochemicals Corporation Limited (IPCL) has announced its unaudited results for the half-year ended September 30, 2005, **Turnover of Rs. 4,603 crores** (US$ 1,046 million). **Net Profit of Rs. 528 crores** (US$ 120 million).

The performance highlights of IPCL for the half-year ended 30th September 2005 are:

- **Turnover** of Rs. 4,603 crores (US$ 1,046 million) against Rs. 4,194 crores for the corresponding previous period an increase of 10%.
- **Net Turnover** of Rs. 4,028 crores (US$ 915 million) as against Rs. 3,629 crores for the corresponding previous period an increase of 11%.
- **Operating Profit (PBDIT)** of Rs.915 crores (US$ 208 million) as against Rs. 756 crores for the corresponding previous period an increase of 21%.
- **Cash Profit** of Rs.700 crores (US$ 159 million) as against Rs. 627 crores for the corresponding previous period an increase of 12%.
- **Net Profit** of Rs.528 crores (US$ 120 million) against Rs. 261 crores for the corresponding previous period, an increase of 102%.
- **The total paid up equity share capital** stood at Rs. 249 crores (US$ 57 million).
- **Earnings Per Share (EPS)** for the half year (annualised) is Rs. 42.58 (US$ 0.97) and **Cash Earnings Per Share (CEPS)** for the half year (annualised) is Rs. 56.37 (US$ 1.28)
- **Contribution to the national exchequer** in the form of various taxes of Rs.1,051 crores (US$ 238 million) as against Rs 895 crores for the corresponding previous period.
- **Production** of 2.69 million tonnes against 2.59 million tonnes during corresponding previous period, representing a 4% growth.
- **Exports** of Rs. 679 crores (US$ 154 million) as against Rs. 473 crores for the corresponding previous period, an increase of 44%.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Management Discussion & Analysis for the Half Year Ended September 30, 2005

During first half of the year, feedstock prices were extremely volatile in line with crude oil prices. WTI crude touched 70 $/bbl towards Aug05 end, where as Naphtha prices crossed 600 $/MT in the first week of September 05 – highest prices to date. On the product side, prices of Polymer products fell sharply during April and May 05 but recovered in the second half of June 05. Overall, margin between polymer prices and feedstock prices remained strong in the second quarter of the year compared to the first quarter. However IPCL's raw material cost in the second quarter increased compared to the first quarter, as price of Natural Gas was increased in July 2005.

During first half of the year, domestic consumption of polymer products increased 12% compared to corresponding previous period.

IPCL's production volume touched 2.69 million tones during the half year, representing an increase of 4% compared to corresponding previous period.

Production volumes of PP, PE and PVC increased 2% to 5,58,600 tones in the half-year compared to corresponding previous period.

During the period under review, production of ethylene and propylene was 4,73,400 tones and 1,77,700 tones representing marginal increase compared to corresponding previous period.

Production volumes of ACN, AF and MEG increased 2% to 167,400 tonnes in the half year compared to corresponding previous period.

Financial Review

Turnover for the half year was Rs. 4,603 crores (US$ 1,046 million) up 10% compared to previous period. Net turnover for the half year increased 11% to Rs. 4,028 crores (US$ 915 million). The increase in net turnover of 11% is on account of 3 % increase in price of products and 8 % increase in quantity.

Domestic sale of products manufactured by IPCL increased 7 % to Rs 3,317 crore (US$ 753 million) and accounted for 83 % of the Turnover. Exports for the half-year were Rs. 679 crores (US$ 154 million) as against Rs. 473 crores for the corresponding previous period, an increase of 44%.

Operating profit before other income was Rs. 841 crores (US$ 191 million), 20% higher compared to corresponding previous period mainly on account of higher operating margin. Operating margin during the half year was 20.9% compared to 19.3% in the corresponding previous period.

Other income was Rs.74 crores (US$ 17 million) compared to Rs. 56 crores for the corresponding previous period. The increase was mainly on account of interest income on investment of surplus funds during the current period.

Interest expenditure reduced by 60% to Rs. 24 crores (US$ 6 million) due to reduction in debt.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website : www.ipcl.co.in

Depreciation was Rs. 233 crores (US$ 53 million) compared to Rs 225 crores in the corresponding previous period.

Profit before tax and extraordinary items was Rs 622 crore (US$ 141 million) compared to Rs 432 crore in the corresponding previous period, representing an increase of 44%.

The extraordinary income during this quarter represents write back of the provision of Rs 120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company limited (GCPTCL) earlier as one of the promoters. As part of restructuring of GCPTCL, the Take or Pay agreement has been rescinded with retrospective effect with the consent of all the concerned parties.

Net profit after tax for the half year was Rs. 528 crores (US$ 120 million), up 102% compared to the corresponding previous period.

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

Media Release

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER 2005

(Rs. in crores except per share data)

Sr No	PARTICULARS	Quarter ended 30th September		Half year ended 30th September		Year ended March 31,
		2005	2004	2005	2004	2005 (Audited)
1	Turnover	2,337	2,108	4603	4,194	9,386
	Less: Excise Duty Recovered on Sales	292	289	575	565	1,187
	Net Turnover	2045	1,819	4028	3,629	8199
2	Other Income	34	33	74	56	132
3	Total Expenditure					
	(Increase)/decrease in stock in trade	(99)	(188)	(127)	(209)	(3)
	Consumption of raw materials/ Purchases (including traded goods)	1059	905	1957	1,744	3,747
	Staff cost	91	108	182	212	460
	Other expenditure	576	625	1175	1,182	2,371
4	Interest	13	33	24	61	87
5	Finance Charge on leased assets	18	19	36	38	75
6	Depreciation	116	113	233	225	506
7	Profit before tax and Extraordinary items	305	237	622	432	1088
8	Extraordinary Income / (expense)	120	-	120	-	(62)
9	Provision for Current Tax	153	17	275	30	106
10.	Provision for Deferred Tax (Asset) / Liability	(31)	82	(61)	141	134
11.	**Net Profit**	303	138	528	261	786
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,672
14.	Earnings per share (of Rs. 10) Basic and Diluted	12.21	5.56	21.27	10.52	31.65 31.65
15	Aggregate of non-promoter shareholding					
	Number of Shares (in crores)			13.40	13.40	13.40
	Percentage of Shareholding (%)			53.97	53.97	53.97

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on July 1 2005. 263 complaints were received and resolved during the quarter ended September 30,2005. No Investor complaint was pending as on September 30, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by As- 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2005 was Rs.5553 crores (US$ 1261 million).

4) The extraordinary income during this quarter represents write back of the provision of Rs 120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company limited (GCPTCL) earlier as one of the promoters. As part of restructuring of GCPTCL, the Take or Pay agreement has been rescinded with retrospective effect with the consent of all the concerned parties.

5) The statutory auditors of the company have carried out a limited review of the results for the half-year ended 30th September 2005.

6) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 25th October 2005 approved the above results and its release

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

November 17, 2005

The Secretary
The Manager, Listing Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn : Shri S Subramanian, DCS-CRD

The Manager
Listing Department
National Stock Exchange of India
Limited Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock exchange
Association Limited
7 Lyons Range
Kolkata 700 001

Sir,

Sub: Limited Review Report for the quarter/half year ended September 30, 2005

In terms of Clause 41 of the Listing agreement, we are enclosing the Limited Review Report dated October 25, 2005 of the unaudited financial results for the quarter/half year ended September 30, 2005 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 17/11/05 16006

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 5667 9000
Fax : + 91 (22) 5667 9025

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the Quarter ended and half year ended 30th September, 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the column headed "Quarter Ended 30th September, 2005" "Half year ended 30th September, 2005". We have traced the figures shown in the column headed "Half year ended 30th September, 2004" and "Quarter ended 30th September, 2004" from the statement of unaudited financial results, published by the Company and column headed "For the Year ended 31st March 2005 (Audited)" from the audited financial statements of the company.

A review of Interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

(R. Koria)
Partner

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

INDIAN PETROCHEMICALS CORP. LTD.

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd.,
Opp. Shiv Sagar Estate,
Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

Mumbai dated: 25th October, 2005.

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED 30TH SEPTEMBER 2005

(Rs. in crores except per share data)

Sr No	PARTICULARS	Quarter ended 30th September		Half year ended 30th September		Year ended March 31,
		2005	2004	2005	2004	2005 (Audited)
1	Turnover	2,337	2,108	4603	4,194	9,386
	Less: Excise Duty Recovered on Sales	292	289	575	565	1,187
	Net Turnover	2045	1,819	4028	3,629	8199
2	Other Income	34	33	74	56	132
3	Total Expenditure					
	(Increase)/decrease in stock in trade	(99)	(188)	(127)	(209)	(3)
	Consumption of raw materials/ Purchases (including traded goods)	1059	905	1957	1,744	3,747
	Staff cost	91	108	182	212	460
	Other expenditure	576	625	1175	1,182	2,371
4	Interest	13	33	24	61	87
5	Finance Charge on leased assets	18	19	36	38	75
6	Depreciation	116	113	233	225	506
7	Profit before tax and Extraordinary items	305	237	622	432	1088
8	Extraordinary Income / (expense)	120	-	120	-	(62)
9	Provision for Current Tax	153	17	275	30	106
10.	Provision for Deferred Tax (Asset) / Liability	(31)	82	(61)	141	134
11.	**Net Profit**	303	138	528	261	786
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,672
14.	Earnings per share (of Rs. 10) Basic and Diluted	12.21	5.56	21.27	10.52	31.65 31.65
15	Aggregate of non-promoter shareholding					
	Number of Shares (in crores)			13.40	13.40	13.40
	Percentage of Shareholding (%)			53.97	53.97	53.97

DELOITTE HASKINS & SELLS ★ MUMBAI ★

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on July 1 2005. 263 complaints were received and resolved during the quarter ended September 30,2005. No Investor complaint was pending as on September 30, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by As-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2005 was Rs.5553 crores (US$ 1261 million).

4) The extraordinary income during this quarter represents write back of the provision of Rs.120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company limited (GCPTCL) earlier as one of the promoters. As part of restructuring of GCPTCL, the Take or Pay agreement has been rescinded with retrospective effect with the consent of all the concerned parties.

5) The statutory auditors of the company have carried out a limited review of the results for the half-year ended 30th September 2005.

6) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 25th October 2005 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

October 25, 2005

MUMBAI ★ DELOITTE HASKINS & SELLS

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 19, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Sir,

Sub: Unaudited financial results for the quarter / nine months ended December 31, 2005

In compliance with the Listing Agreement, we are enclosing unaudited financial results for the quarter / nine months ended December 31, 2005 approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter / nine months ended December 31, 2005 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......19/1/06

INDIAN PETROCHEMICALS CORP. LTD.

Copy to:
Luxembourg Stock Exchange, Luxembourg

Encl: As above

o/c

Meeting of the Board of Directors of the Company held on 19th January 2006

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31ST DECEMBER 2005

(Rs. in crore except per share data)

	PARTICULARS	Quarter ended 31st December		Nine months ended 31st December		Year ended March 31,
		2005	2004	2005	2004	2005 (Audited)
1	Turnover	2,412	2,203	7,015	6,397	9,386
	Less: Excise Duty Recovered on Sales	269	276	844	841	1,187
	Net Turnover	2,143	1,927	6,171	5,556	8199
2	Other Income	36	37	110	93	132
3	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(103)	(227)	(230)	(436)	(3)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,146	1,010	3,103	2,754	3,747
	(c) Staff cost	90	114	272	326	460
	(d) Other expenditure	586	636	1762	1,818	2,371
4	Interest	10	16	34	77	87
5	Finance Charge on leased assets	17	18	53	56	75
6	Depreciation	119	115	351	340	506
7	Profit before tax and Extraordinary items	314	282	936	714	1088
8	Extraordinary Income / (expense)	-	-	120	-	(62)
9	Provision for Current Tax	119	35	394	65	106
10.	Provision for Deferred Tax (Asset) / Liability	(33)	58	(94)	199	1[illegible]
11.	**Net Profit**	228	189	756	450	
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					
14.	Earnings per share (of Rs. 10) Basic and Diluted	9.19	7.61	30.46	18	

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on October 1, 2005. 145 complaints were received and resolved during the quarter ended December 31, 2005. No investor compliant was pending as on December 31, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by Accounting Standard –17 on Segment Reporting issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st December 2005 was Rs. 5,791 crore (US$ 1,285 million).

4) The extraordinary income during this nine months period represents write back in the previous quarter of the provision of Rs.120 crore (US$ 26 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the previous quarter with retrospective effect with the consent of all the concerned parties.

5) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs.1.16 crore (US$ 0.26 million) for the quarter and Rs.3.21 crore (US$ 0.71 million) for the nine months.

6) The Statutory Auditors of the Company have carried out a limited review of the results for the nine months ended 31st December 2005.

7) The above results were reviewed by the Audit Committee .The Board of Directors at its meeting held on 19th January 2006 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

January 19, 2006

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

Media Release

NET PROFIT OF RS 756 CRORE, UP 68%

CASH PROFIT OF RS 1,013 CRORE, UP 3%

PROFIT BEFORE TAX AND EXTRAORDINARY ITEMS OF RS. 936 CRORE, UP 31%

TURNOVER OF RS 7,015 CRORE, UP 10%

EXPORTS OF RS 1,266 CRORE, UP 35%

PRODUCTION UP 7 % AT 4.10 MILLION TONNES

Mumbai, January 19, 2006 – Indian Petrochemicals Corporation Limited (IPCL) has announced its unaudited results for the nine months ended December 31, 2005.

The performance highlights of IPCL for the nine months ended 31st December 2005 are:

- **Turnover** of Rs. 7,015 crore (US$ 1,557 million) against Rs. 6,397 crore for the corresponding previous period, an increase of 10%.
- **Operating Profit (PBDIT)** of Rs.1,374 crore (US$ 305 million) as against Rs. 1,187 crore for the corresponding previous period, an increase of 16%.
- **Cash Profit** of Rs.1,013 crore (US$ 225 million) as against Rs. 989 crore for the corresponding previous period, an increase of 3 %.
- **Net Profit** of Rs.756 crore (US$ 168 million) against Rs. 450 crore for the corresponding previous period, an increase of 68%.
- **The total paid up equity share capital** stood at Rs. 249 crore (US$ 55 million).
- **Earnings Per Share (EPS)** for the nine months was Rs. 30.46(US$ 0.68) and Cash earnings per share (CEPS) for the nine months was Rs 40.81 (US$ 0.91)
- **Contribution to the national exchequer** in the form of various taxes of Rs.1,471 crore (US$ 327 million) as against Rs. 1,349 crore for the corresponding previous period.
- **Production** of 4.10 million tonnes against 3.83 million tonnes during corresponding previous period, an increase of 7%.
- **Exports** of manufactured products were Rs.1,266 crore (US$ 281 million) as against Rs. 938 crore for the corresponding previous period, an increase of 35%.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Management's Discussion & Analysis

Overall summary for the nine-months ended 31st December 2005

During the nine-month period under review, operating rates of ethylene crackers continued to be high globally on account of sustained demand and lack of new capacities. China remained a dominant player accounting for 37% of growth in global demand of polymers.

Olefin chain margins during the period remained healthy although the margins were weaker compared to the corresponding previous period as increase in raw material prices was higher compared to the increase in product prices. On the product side, international prices of Polyethylene (PE), Polypropylene (PP) and Linear Alkyl Benzene (LAB) were higher by 5%, 8% and 39% respectively, while prices of Poly Vinyl Chloride (PVC) and Mono Ethylene Glycol (MEG) were lower by 12% and 19% respectively. On the raw-material side, price of naphtha and propane was higher by 26% and 21% respectively. Moreover, there was an over 50% increase in price of natural gas, the major feedstock for IPCL's Gandhar complex, with effect from July 2005. Increase in raw material prices was partially offset by higher availability of natural gas from the Panna-Mukta-Tapti (PMT) gas fields from April 05, which led to reduction in consumption of costlier propane.

The domestic demand for both polymer and polyester products remained robust, with polymer demand registering a growth of 21% and polyester 10%, compared to corresponding previous period.

IPCL continued to operate its major plants at full capacity and production volume touched 4.10 million tonnes, representing an increase of 7% compared to corresponding previous period. Production volumes of PP, PE and PVC increased 2% to 854,600 tonnes, ethylene increased 1% to 714,400 tonnes, propylene increased 2% to 271,900 tonnes, ACN, AF and MEG increased 7% to 253,800 tonnes, while production volume of LAB, PBR, Acrylates, chemicals, byproducts and other intermediates and products increased 12% to 2,003,400 tonnes.

Comparison of Financial Results – nine months ended 31st December, 2005 Vs nine months ended 31st December, 2004

Net Turnover for the nine months increased 11% to Rs. 6,171 crore (US$ 1,370 million) from Rs 5,556 crore. The increase of 11% in net turnover is on account of 8.5% increase in sales volume and 2.5% increase in selling prices of products. Increase in sales volume was primarily on account of higher sales of PE, LDPE, PP and MEG due to significant increase in domestic demand of these products and higher export volume of MEG.

Domestic sale of products manufactured by IPCL increased 6% to Rs.4,858 crore (US$ 1,079 million) and accounted for 79 % of the net turnover. Exports of manufactured products for the nine months increased 35% to Rs.1,266 crore (US$ 281 million) from Rs.938 crore.

Consumption of raw material increased 13% to Rs 3,103 crore (US$ 689 million) from Rs 2,754 crore primarily on account of higher prices of Naphtha, Propane, C2-C3 mix and Gas. Price of

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Naphtha, Propane and C2-C3 mix were higher by 22%, 12% and 31% respectively while price of natural gas was higher by 36% compared to corresponding previous period.

Employee cost decreased 17% to Rs 272 crore (US$ 60 million) from Rs 326 crore primarily due to reduction in employees.

Other expenditure was lower by 3% at Rs 1,762 crore (US$ 391 million). The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel and water; selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses. Other expenditure was lower primarily on account of lower expenses towards stores and spares, and lower excise duty provided on stocks, partially offset by higher power and fuel cost and higher selling expenses. Stores and spares expenses were lower primarily account of higher provisioning for obsolete spares in the previous year, power and fuel charges were higher primarily on account of higher fuel prices and selling expense was higher due to higher sales volume and increase in transportation costs. Excise duty provision was lower in line with lower increase in inventories.

Operating profit before other income increased 16% to Rs.1,264 crore (US$ 281 million) from Rs 1,094 crore primarily on account of higher sales, lower employee cost and lower other expenditure, partially offset by higher consumption of raw material.

Other income for the nine months was Rs 110 crore (US$ 24 million) compared to Rs. 93 crore for the corresponding previous period. The increase was primarily on account of higher income from investment of surplus funds.

Interest expenditure reduced 56% to Rs. 34 crore (US$ 8 million) due to reduction in debt. Outstanding debt as on 31st December 2005 was Rs 643 crore (US$ 143 million) against Rs 874 crore on 31st December 2004. Finance charge on leased assets was Rs 53 crore (US$ 12 million) compared to Rs 56 crore in the corresponding previous period.

Depreciation for the nine months was Rs.351 crore (US$ 78 million) compared to Rs 340 crore in the corresponding previous period.

As a result of the above factors, profit before tax and extraordinary items increased 31% to Rs 936 crore (US$ 208 million) from Rs 714 crore.

During the second quarter of the current year, there was an extraordinary income of Rs 120 crore on account of write back of the provision of Rs 120 crore pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the previous quarter with retrospective effect with the consent of all the concerned parties.

Provision for current tax increased significantly to Rs 394 crore (US$ 87 million) from Rs 65 crore. The company paid Minimum Alternate Tax (MAT) in the previous year due to the availability of carried forward losses. Provision for Income Tax for the current year is under normal rates of Income Tax. This also resulted in a reversal in deferred tax provision during the

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

year. Deferred tax asset during the period under review was Rs 94 crore (US$ 21 million) compared to deferred tax liability of Rs 199 crore during the corresponding previous period.

As a result of the above factors, net profit after tax increased 68% to Rs.756 crore (US$ 168 million) from Rs 450 crore.

<u>Comparison of Financial Results – quarter ended 31st December 2005 Vs quarter ended 31st December, 2004</u>

Net Turnover for the three months increased 11.2% to Rs. 2,143 crore (US$ 476 million) from Rs 1,927 crore. The increase of 11.2% in net turnover is on account of 15.8% increase in sales volume and 4.6% decrease in selling prices of products. Increase in sales volume was primarily on account of higher sales of PE, LDPE, PP and MEG due to significant increase in domestic demand of these products and higher export volume of MEG. The decrease in selling prices was primarily on account of lower sales price of MEG and PVC as international prices of these products decreased 25% and 14% respectively.

Domestic sale of products manufactured by IPCL increased 6% to Rs.1,551 crore (US$ 344 million) and accounted for 72% of the net turnover. Exports of manufactured products increased 24% to Rs.577 crore (US$ 128 million) from Rs.465 crore.

Consumption of raw material increased 13.5% to Rs 1,146 crore (US$ 254 million) from Rs 1,010 crore primarily on account of higher prices of Naphtha, Propane, C2-C3 mix and Gas. Price of Naphtha, Propane and C2-C3 mix were higher by 19%, 5% and 47% respectively, while there was an over 50% increase in price of natural gas with effect from July 2005. Increase in raw material prices was partially offset by higher availability of natural gas from the PMT gas fields from April 05, which led to reduction in consumption of costlier propane.

Employee cost decreased 21% to Rs 90 crore (US$ 20 million) from Rs 114 crore primarily due to reduction in employees.

Other expenditure was lower by 8% at Rs 586 crore (US$ 130 million). The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel and water; selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses. Other expenditure was lower primarily on account of lower expenses towards stores and spares, partially offset by higher power, fuel and water cost and higher selling expenses. Stores and spares expenses were lower primarily on account of higher provisioning for obsolete spares in the previous year, power and fuel charges were higher primarily on account of higher fuel prices and selling expense was higher due to higher sales volume and increase in transportation costs.

Operating profit before other income increased 8% to Rs.424 crore (US$ 94 million) from Rs 394 crore primarily on account of higher sales, lower employee cost and lower other expenditure, partially offset by higher consumption of raw material.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Other income remained stable at Rs 36 crore (US$ 8 million) compared to Rs. 37 crore for the corresponding previous period.

Interest expenditure reduced 38% to Rs. 10 crore (US$ 2 million) due to reduction in debt. Outstanding debt as on 31st December 2005 was Rs 643 crore (US$ 143 million) against Rs 874 crore on 31st December 2004. Finance charge on leased assets was Rs 17 crore (US$ 4 million) compared to Rs 18 crore in the corresponding previous period.

Depreciation was Rs.119 crore (US$ 26 million) compared to Rs 115 crore in the corresponding previous period.

As a result of the above factors, profit before tax increased 11% to Rs 314 crore (US$ 70 million) from Rs 282 crore.

Provision for current tax increased significantly to Rs 119 crore (US$ 26 million) from Rs 35 crore. The company paid Minimum Alternate Tax (MAT) in the previous year due to the availability of carried forward losses. Provision for Income Tax for the current year is under normal rates of Income Tax. This also resulted in a reversal in deferred tax provision during the year. Deferred tax asset during the quarter under review was Rs 33 crore (US$ 7 million) compared to deferred tax liability of Rs 58 crore during the corresponding previous period.

As a result of the above factors, net profit after tax increased 21% to Rs.228 crore (US$ 51 million) from Rs 189 crore.

Comparison of Financial Results – quarter ended 31st December, 2005 Vs quarter ended 30th September, 2005

Net Turnover for the three months increased 4.8% to Rs. 2,143 crore (US$ 476 million) from Rs 2,045 crore. The increase of 4.8% in net turnover is on account of 3.4% increase in sales volume and 1.4% increase in selling prices of products. Increase in sales volume was primarily on account of higher export of PE and MEG and higher domestic sales of PP, partially offset by lower domestic sales of LDPE and PVC. Domestic demand of polymers during the quarter decreased 20% due to higher volatility in prices in the months of October and November and also due to seasonal demand variations. Despite lower domestic demand of polymers, sales of PP was higher on account of a shut down of the PP facility of Reliance Industries Ltd (RIL), the largest PP producer in the country, during the quarter.

Domestic sale of products manufactured by IPCL decreased 9% to Rs.1,551 crore (US$ 344 million) and accounted for 72% of the net turnover. Exports of manufactured products increased 79% to Rs.577 crore (US$ 128 million) from Rs.323 crore.

Consumption of raw material increased 8% to Rs 1,146 crore (US$ 254 million) from Rs 1,059 crore primarily on account of higher prices of Naphtha, Propane and C2-C3 mix. Price of Naphtha, Propane and C2-C3 mix were higher by 17%, 6% and 24% respectively.

Employee cost remained stable at Rs 90 crore (US$ 20 million) compared to Rs 91 crore in the trailing quarter.

Other expenditure increased 2% to Rs 586 crore (US$ 130 million) from Rs 576 crore in the trailing quarter. The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel and water; selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses. The other expense was higher primarily on account of higher selling expenses in line with higher sales volume.

Operating profit before other income increased 1% to Rs.424 crore (US$ 94 million) from Rs 418 crore primarily on account of higher sales partially offset by higher raw material and other expenses.

Other income remained stable at Rs 36 crore (US$ 8 million) compared to Rs. 34 crore in the trailing quarter.

Interest expenditure reduced to Rs. 10 crore (US$ 2 million) from Rs 13 crore. Finance charge on leased assets was Rs 17 crore (US$ 4 million) compared to Rs 18 crore in the trailing quarter.

Depreciation was Rs.119 crore (US$ 26 million) compared to Rs 116 crore in the trailing quarter.

As a result of the above factors, profit before tax and extraordinary items increased 3% to Rs 314 crore (US$ 70 million) from Rs 305 crore.

During the trailing quarter, there was an extraordinary income of Rs 120 crore on account of write back of the provision of Rs 120 crore pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded with retrospective effect with the consent of all the concerned parties.

Provision for current tax decreased to Rs 119 crore (US$ 26 million) compared to Rs 153 crore in the trailing quarter in line with the higher profit before tax in the trailing quarter. Provision for deferred tax asset remained stable at Rs 33 crore (US$ 7 million) compared to Rs 31 crore during the trailing quarter.

As a result of the above factors, net profit after tax decreased 25% to Rs.228 crore (US$ 51 million) from Rs 303 crore.

The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 19th January 2006 approved the above results and its release.

For the fourth quarter ending March 31, 2006 the Company expects to announce its results in the last week of April 2006.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

February 6, 2006

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Mumbai - 400 051
Fax No. 022 2659 8237

NSEIL
06 FEB 2006
Contents not Verified

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn : Shri S Subramanian, DCS-CRD
Fax No. 022 2272 2037

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range
Kolkata – 700 001
Fax No. 033 2210 4500

Sir,

Sub: Limited Review Report for the quarter/nine months ended December 31,2005

In terms of Clause 41 of the Listing agreement, we are enclosing the Limited Review Report dated January 19, 2006 of the unaudited financial results for the quarter/nine months ended December 31, 2005 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Encl.: As above

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the Quarter and Nine months ended 31st December 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the columns headed "Quarter ended 31st December, 2005, "Nine months ended 31st December, 2005". We have traced the figures shown in the columns headed "Nine months ended 31st December, 2004" and "Quarter ended 31st December, 2004" from the statement of unaudited financial results, published by the Company and column headed "For the Year ended 31.03.2005 (Audited)" from the audited financial statements of the company.

A review of Interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

(R Koria)
Partner

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

Mumbai dated: 19th January, 2006.

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd., Opp. Shiv Sagar Estate, Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

Regd. Office: Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31ST DECEMBER 2005

(Rs. in crore except per share data)

	PARTICULARS	Quarter ended 31st December		Nine months ended 31st December		Year ended March 31,
		2005	2004	2005	2004	2005 (Audited)
1	Turnover	2,412	2,203	7,015	6,397	9,386
	Less: Excise Duty Recovered on Sales	269	276	844	841	1,187
	Net Turnover	2,143	1,927	6,171	5,556	8199
2	Other Income	36	37	110	93	132
3	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(103)	(227)	(230)	(436)	(3)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,146	1,010	3,103	2,754	3,747
	(c) Staff cost	90	114	272	326	460
	(d) Other expenditure	586	636	1782	1,818	2,371
4	Interest	10	16	34	77	87
5	Finance Charge on leased assets	17	18	55	56	75
6	Depreciation	119	115	381	340	506
7	Profit before tax and Extraordinary items	314	282	936	714	1088
8	Extraordinary Income / (expense)	-	-	120	-	(62)
9	Provision for Current Tax	119	35	394	65	106
10.	Provision for Deferred Tax (Asset) / Liability	(33)	58	(94)	199	134
11.	**Net Profit**	228	189	756	450	786
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,672
14.	Earnings per share (of Rs. 10) Basic and Diluted	9.19	7.61	30.46	18.13	31.65

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

DELOITTE HASKINS & SELLS MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.

2) There were no complaints from Investors pending redressal as on October 1, 2005. 145 complaints were received and resolved during the quarter ended December 31, 2005. No investor compliant was pending as on December 31, 2005.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by Accounting Standard –17 on Segment Reporting issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st December 2005 was Rs. 5,791 crore (US$ 1,285 million).

4) The extraordinary income during this nine months period represents write back in the previous quarter of the provision of Rs.120 crore (US$ 26 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the previous quarter with retrospective effect with the consent of all the concerned parties.

5) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs.1.16 crore (US$ 0.26 million) for the quarter and Rs.3.21 crore (US$ 0.71 million) for the nine months.

6) The Statutory Auditors of the Company have carried out a limited review of the results for the nine months ended 31st December 2005.

7) The above results were reviewed by the Audit Committee .The Board of Directors at its meeting held on 19th January 2006 approved the above results and its release

For Indian Petrochemicals Corporation Limited

S K Anand
Wholetime Director

January 19, 2006

INDIAN PETROCHEMICALS CORP. LTD.

DELOITTE HASKINS & SELLS MUMBAI

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 25, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel: 2659 8100, Fax 2659 8120

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400021
Tel: 2272 1234, Fax 2272 2037

Kind Attn: Shri S. Subramanian
DCS-CRD

NSE
25 APR 2006
Contents not Verified

Sir,

Sub: Unaudited Financial Results for the quarter / year ended March 31, 2006

In compliance with the Listing Agreement, we are enclosing the Unaudited Financial Results for the quarter / year ended March 31, 2006 duly approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The Unaudited Financial Results for the quarter / year ended March 31, 2006 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ipcl.co.in'

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Copy to:
Luxembourg Stock Exchange, Luxembourg

Encl: As above

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 25, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel: 2659 8100, Fax 2659 8120

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400021
Tel: 2272 1234, Fax 2272 2037

Kind Attn: Shri S. Subramanian
DCS-CRD

Sir,

Sub: Unaudited Financial Results for the quarter / year ended March 31, 2006

In compliance with the Listing Agreement, we are enclosing the Unaudited Financial Results for the quarter / year ended March 31, 2006 duly approved by the Board of Directors of Indian Petrochemicals Corporation Limited at its meeting held today. The Media Release issued by the Company is also enclosed.

The Unaudited Financial Results for the quarter / year ended March 31, 2006 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ipcl.co.in'

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Copy to:
Luxembourg Stock Exchange, Luxembourg

Encl: As above

INDIAN PETROCHEMICALS CORP. LTD.

Meeting of the Board of Directors of the Company held on 25th April, 2006

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2006

(Rs. Crore, except per share data)

Sr. No.	PARTICULARS	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2005	2006	2005	2006 (Un Audited)	2005 (Audited)
1	**Turnover**	7,015	2,582	2,989	9,597	9,386
	Less: Excise Duty Recovered on Sales	844	284	346	1,128	1,187
2	**Net Turnover**	6,171	2,298	2,643	8,469	8,199
3	Other Income	110	26	39	136	132
4	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(230)	(11)	433	(241)	(3)
	(b) Consumption of raw materials (including traded goods)	3,103	1,127	993	4,230	3,743
	(c) Staff cost	272	97	134	369	460
	(d) Other expenditure	1,762	597	553	2,359	2,375
5	Interest	34	14	10	48	88
6	Finance Charge on leased assets	53	17	19	70	74
7	Depreciation	351	129	166	480	506
8	Profit before tax and Extra Ordinary items	936	354	374	1,290	1,088
9	Extra ordinary (expenses) / income	120	-	(62)	120	(62)
10	**Profit before tax**	1,056	354	312	1,410	1,026
11	Provision for Current Tax	394	138	41	532	106
12	Provision for Deferred Tax	(94)	(33)	(65)	(127)	134
13	**Net Profit**	756	249	336	1,005	786
14	Add: Brought forward from last balance sheet				992	773
15	Add: Debenture Redemption Reserve Written Back				5	57
16	Income Tax for Earlier years				(6)	4
17	Amount available for appropriation				1,996	1,620
18	Appropriations:					
	a) Equity Dividend					112
	b) Tax on Dividend					16
	c) Transfer to General Reserve					500
19	**Balance carried forward to next year**					992
20	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
21	Reserves excluding revaluation reserves (as per balance sheet)					2,672
22	Earnings per share (of Rs. 10)					
	Basic	30.46	10.03	13.54	40.47	31.65
	Diluted	30.46	10.03	13.54	40.47	31.65
23	**Dividend proposed per Share**					4.50
24	**Aggregate of non-promoter shareholding**					
	- Number of Shares (in crores)				13.40	13.98
	- Percentage of Shareholding				53.97	53.98

INDIAN PETROCHEMICALS CORP. LTD.

Notes:

1) The figures for the corresponding years have been restated wherever necessary to make them comparable.

2) The extraordinary income during the year represents write back in the quarter ended 30th September, 2005 of the provision of Rs.120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the quarter ended 30th September 2005 with retrospective effect with the consent of all the concerned parties.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1.13 crore (US$ 0.25 million) for the quarter and Rs. 4.34 crore (US$ 0.97 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2006 was Rs. 5,936 Crore (US $ 1,330 million)

5) There was one complaint from Investors pending redressal and was resolved as on 1st January 2006. The numbers of complaints received during the quarter ended March 31, 2006 were 247. All complaints were disposed off during the quarter. No complaint was pending on March 31, 2006.

6) The Board of Directors of Indian Petrochemicals Corporation Limited (IPCL) have approved the merger of Apollo Fibres Ltd (AFL), Central India Polyester Ltd (CIPL), India Polyfibres Ltd (IPL), Orissa Polyfibres Ltd (OPL), Recron Synthetics Ltd (RSL) and Silvassa Industries Pvt Ltd (SIPL) with IPCL with effect from 1st April 2005, subject to necessary approvals.

   The accounting effects consequent to the said merger proposal will be given on completion of the required approvals and the courts' sanctions.

7) The Statutory Auditors of the Company have carried out a limited review of the results for the quarter ended 31st March 2006.

8) The above statement has been reviewed by the audit committee and placed before the Board of Directors at the Board meeting held on 25th April 2006 approved the above results and its release.

INDIAN PETROCHEMICALS CORP. LTD.

For Indian Petrochemicals Corporation Limited

S K Anand

S K Anand
Wholetime Director

April 25, 2006

Indian Petrochemicals
Corporation Limited

Media Release

NET PROFIT OVER RS 1,000 CRORE, AN INCREASE OF OVER THREE TIMES IN THREE YEARS

Mumbai, April 25, 2006 – Indian Petrochemicals Corporation Limited (IPCL) has announced its unaudited results for the year ended 31st March 2006.

The performance highlights of IPCL for the year ended 31st March 2006 are:

- **Turnover** of Rs. 9,597 crore (US$ 2,151 million) against Rs. 9,386 crore for the corresponding previous year, an increase of 2%.
- **Operating Profit (PBDIT)** of Rs. 1,888 crore (US$ 423 million) as against Rs. 1,756 crore for the corresponding previous year, an increase of 8%.
- **Net Profit** of Rs. 1,005 crore (US$ 225 million) against Rs. 786 crore for the corresponding previous year, an increase of 28%.
- **The total paid up equity share capital** stood at Rs. 249 crore (US$ 56 million).
- **Earnings per Share (EPS)** for the year was Rs. 40.5 (US$ 0.9)
- **Contribution to the national exchequer** in the form of various taxes of Rs. 1,926 crore (US$ 432 million) as against Rs. 1,897 crore for the corresponding previous year.
- **Production** of 5.4 million tonnes against 5.2 million tonnes during corresponding previous year, an increase of 4%.
- **Exports** of manufactured products were Rs. 1,685 crore (US$ 378 million) as against Rs. 1,638 crore for the corresponding previous year, an increase of 3%.

INDIAN PETROCHEMICALS CORP. LTD.

Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

Media Release

Management's Discussion & Analysis

Overall summary for the year ended 31st March 2006

During the year under review, operating rates of ethylene crackers continued to be high globally on account of sustained demand and lack of new capacities. However the petrochemical business worldwide was affected by high crude oil and natural gas prices leading to increase in cost of raw materials and reduction in profitability margins compared to previous year.

Olefin chain margins during the year were weaker compared to the corresponding previous year as increase in raw material prices was higher compared to the increase in product prices. On the product side, international prices of Polyethylene (PE), Polypropylene (PP), Linear Alkyl Benzene (LAB), Poly Butyl Rubber (PBR) and Caustic were higher by 6%, 7%, 27%, 23% and 23% respectively, while prices of Poly Vinyl Chloride (PVC) and Mono Ethylene Glycol (MEG) were lower by 12% and 20% respectively. On the raw-material side, price of naphtha and propane was higher by 27% and 14% respectively. Moreover, there was over 50% increase in price of natural gas, the major feedstock for IPCL's Gandhar complex, with effect from July 2005. Increase in raw material prices was partially offset by higher availability of natural gas from the Panna-Mukta-Tapti (PMT) gas fields from April 2005, which led to reduction in consumption of costlier propane.

The domestic demand for both polymer and polyester products remained robust, with polymer demand registering a growth of 17% and polyester 10%, compared to corresponding previous year. Domestic demand for MEG increased by 17% while that of LAB also increased by 17%.

IPCL continued to operate its major plants at full capacity and production volume touched 5.4 million tonnes, representing an increase of 4% compared to corresponding previous year. Production volumes of PP, PE and PVC increased 1% to 1,137,000 tonnes, ethylene and propylene production remained flat at 946,000 tonnes and 358,000 tonnes respectively. Production of ACN and MEG increased 8% to 303,600 tonnes, while production volume of LAB, PBR, Acrylates, Caustic, Acrylic fibre, chemicals, byproducts and other intermediates and products increased 7% to 2,634,400 tonnes.

Comparison of financial results – year ended 31st March 2006 Vs year ended 31st March 2005

Net Turnover for the year increased 3% to Rs. 8,469 crore (US$ 1,898 million) from Rs. 8,199 crore. The increase of 3% in net turnover is on account of 4% increase in selling prices, partially offset by a marginal decrease in sales volume. Increase in sales price was primarily on account of higher price of PE, PP, LAB, PBR and Caustic

Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Website: www.ipcl.co.in
Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684
INDIAN PETROCHEMICALS CORP. LTD.

Soda, partially offset by lower prices of PVC and MEG. The decrease in sales volume was primarily on account of lower sales of Acrylic fibers.

Domestic sale of products manufactured by IPCL increased by 3% to Rs. 6,688 crore (US$ 1,499 million) and accounted for 79% of the net turnover. Exports of manufactured products for the year increased by 3% to Rs. 1,685 crore (US$ 378 million) from Rs. 1,638 crore primarily on account of higher MEG exports. Export of MEG constituted 30% of total exports in FY 06 compared to 26% in FY 05.

Consumption of raw material increased by 13% to Rs. 4,230 crore (US$ 949 million) from Rs. 3,743 crore primarily on account of higher prices of Naphtha, Propane, C2-C3 mix. Price of Naphtha, Propane and C2-C3 mix were higher by 15%, 10% and 37% compared to corresponding previous year while there was over 50% increase in price of natural gas with effect from July 2005. Increase in raw material prices was partially offset by higher availability of natural gas from the PMT gas fields from April 2005, which led to reduction in consumption of costlier propane.

Employee cost decreased by 20% to Rs. 369 crore (US$ 83 million) from Rs. 460 crore (excluding extra-ordinary item) primarily due to reduction in employees.

Other expenditure remained stable at Rs. 2,359 crore (US$ 529 million) compared to Rs. 2,375 crore for the corresponding previous year. The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel, water, selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses.

Operating profit before other income increased by 8% to Rs. 1,752 crore (US$ 393 million) from Rs. 1,624 crore primarily on account of higher sales price and lower employee cost partially offset by higher consumption of raw material and lower sales volume.

Other income remained stable at Rs. 136 crore (US$ 30 million) compared to Rs. 132 crore for the corresponding previous year.

Interest expenditure reduced by 5% to Rs. 48 crore (US$ 11 million) due to reduction in debt. Finance charge on leased assets was Rs. 70 crore (US$ 16 million) compared to Rs. 74 crore in the corresponding previous year.

Depreciation for the year was Rs. 480 crore (US$ 108 million) compared to Rs. 506 crore in the corresponding previous year.

As a result of the above factors, profit before tax and extraordinary items increased by 19% to Rs. 1,290 crore (US$ 289 million) from Rs. 1,088 crore.

Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

During the second quarter of the current year, there was an extraordinary income of Rs. 120 crore (US$ 27 Million) on account of write back of the provision of Rs. 120 crore pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the previous quarter with retrospective effect with the consent of all the concerned parties.

During the previous year, there was an extraordinary expense of Rs. 62 crore on account of payments and provision to employees under Voluntary Retirement Scheme.

Provision for current tax is Rs. 532 crore (US$ 119 million) compared to Rs. 106 crore for the previous year. The company paid Minimum Alternate Tax (MAT) in the previous year due to the availability of carried forward losses. Provision for Income Tax for the current year is under normal rates of Income Tax. This also resulted in a reversal in deferred tax provision during the year. Deferred tax asset during the year under review was Rs. 127 crore (US$ 28 million) compared to deferred tax liability of Rs. 134 crore during the corresponding previous year.

As a result of the above factors, net profit after tax increased by 28% to Rs. 1,005 crore (US$ 225 million) from Rs. 786 crore.

Comparison of Financial Results – quarter ended 31st March 2006 Vs quarter ended 31st March, 2005

Net Turnover for the three months decreased by 13% to Rs. 2,298 crore (US$ 515 million) from Rs. 2,643 crore. The decrease of 13% in net turnover is on account of 20% decrease in sales volume and 7% increase in selling prices. Decrease in sales volume was primarily on account of lower sales of PE, LDPE, PP and MEG. The increase in selling prices was primarily on account of higher sales price of PP and PE.

Domestic sale of products manufactured by IPCL decreased by 5% to Rs. 1,829 crore (US$ 410 million) and accounted for 80% of the net turnover. Exports of manufactured products decreased by 40% to Rs. 419 crore (US$ 94 million) from Rs. 700 crore.

Consumption of raw material increased by 14% to Rs. 1,127 crore (US$ 253 million) from Rs. 993 crore primarily on account of higher prices of Naphtha, Propane, C2-C3 mix. Price of Naphtha, Propane and C2-C3 mix were higher by 29%, 9% and 52% respectively, while there was over 50% increase in price of natural gas with effect from July 2005. Increase in raw material prices was partially offset by higher availability of natural gas from the PMT gas fields from April 2005, which led to reduction in consumption of costlier propane.

Employee cost decreased by 28% to Rs. 97 crore (US$ 22 million) from Rs. 134 crore primarily due to reduction in employees.

Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Other expenditure was higher by 8% at Rs. 597 crore (US$ 134 million) compared to Rs. 553 crore for the corresponding previous year. The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power, fuel, water, selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses. Other expenditure was higher primarily on account of higher expenses towards power, fuel and water cost and stores and spares, partially offset by lower selling expenses. Power and fuel charges were higher primarily on account of higher fuel prices and selling expense was lower due to lower sales volume.

Operating profit before other income decreased by 8% to Rs. 488 crore (US$ 109 million) from Rs. 530 crore primarily on account of lower sales volume, higher consumption of raw material and higher other expenditure partially offset by higher sales price and lower employee cost.

Other income decreased to Rs. 26 crore (US$ 6 million) compared to Rs. 39 crore for the corresponding previous period.

Interest expenditure is at Rs. 14 crore (US$ 3 million) compared to Rs. 10 crore for the corresponding previous year. Finance charge on leased assets was Rs. 17 crore (US$ 4 million) compared to Rs. 19 crore in the corresponding previous period.

Depreciation was lower at Rs. 129 crore (US$ 29 million) compared to Rs. 166 crore in the corresponding previous period primarily on account of lower depreciation on assets taken on lease.

During the quarter ended 31st March 2005, there was an extraordinary expenses was Rs. 62 crore on account of payments and provision to employees under Voluntary Retirement Scheme.

As a result of the above factors, profit before tax increased by 13% to Rs. 354 crore (US$ 79 million) from Rs. 312 crore.

Provision for current tax is at Rs. 138 crore (US$ 31 million) as compared to Rs. 41 crore. The company paid Minimum Alternate Tax (MAT) in the previous year due to the availability of carried forward losses. Provision for Income Tax for the current year is under normal rates of Income Tax. This also resulted in a reversal in deferred tax provision during the period. Deferred tax asset during the quarter under review was Rs. 33 crore (US$ 8 million) compared to deferred tax asset of Rs. 65 crore during the corresponding previous period.

Net profit after tax decreased by 26% to Rs. 249 crore (US$ 56 million) from Rs. 336 crore on account of higher provision for current tax.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India
Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684
Website: www.ipcl.co.in
INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Comparison of Financial Results – quarter ended 31st March, 2006 Vs quarter ended 31st December, 2005

Net Turnover for the three months increased by 7% to Rs. 2,298 crore (US$ 515 million) from Rs. 2,143 crore. The increase of 7% in net turnover is on account of 1% decrease in sales volume and 8% increase in selling prices of products. Decrease in sales volume was primarily on account of lower sales of MEG, PP and HDPE / LLDPE, partially offset by higher sales of LDPE and PVC.

Domestic sale of products manufactured by IPCL increased by 18% to Rs. 1,829 crore (US$ 410 million) and accounted for 80% of the net turnover. Exports of manufactured products decreased 27% to Rs. 419 crore (US$ 94 million) from Rs. 577 crore.

Consumption of raw material remained stable at Rs. 1,127 crore (US$ 253 million) from Rs. 1,146 crore.

Employee cost remained stable at Rs. 97 crore (US$ 22 million) compared to Rs. 90 crore in the trailing quarter.

Other expenditure increased to Rs. 597 crore (US$ 134 million) from Rs. 586 crore in the trailing quarter. The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power, fuel, water, selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses. The other expenditure was higher primarily on account of higher establishment expenses.

Operating profit before other income increased by 15% to Rs. 488 crore (US$ 109 million) from Rs. 424 crore primarily on account of higher sales partially offset by higher raw material and other expenses.

Other income decreased to Rs. 26 crore (US$ 6 million) compared to Rs. 36 crore in the trailing quarter.

Interest expenditure is at Rs. 14 crore (US$ 3 million) compared to Rs. 10 crore. Finance charge on leased assets remained stable at Rs. 17 crore (US$ 4 million) compared to Rs. 17 crore in the trailing quarter.

Depreciation was Rs.129 crore (US$ 29 million) compared to Rs. 119 crore in the trailing quarter.

As a result of the above factors, profit before tax and extraordinary items increased by 13% to Rs. 354 crore (US$ 79 million) from Rs. 314 crore.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website: www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Provision for current tax was Rs. 138 crore (US$ 31 million) compared to Rs. 119 crore in the trailing quarter. Provision for deferred tax asset remained stable at Rs. 33 crore (US$ 8 million).

Net profit after tax increased by 9% to Rs. 249 crore (US$ 56 million) from Rs. 228 crore.

The above unaudited results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 25th April 2006 approved the above results and its release.

For the quarter ending June 30 2006, the Company expects to announce its results in the last week of July 2006.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

Notes:

1) The figures for the corresponding years have been restated wherever necessary to make them comparable.

2) The extraordinary income during the year represents write back in the quarter ended 30th September, 2005 of the provision of Rs.120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the quarter ended 30th September 2005 with retrospective effect with the consent of all the concerned parties.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1.13 crore (US$ 0.25 million) for the quarter and Rs. 4.34 crore (US$ 0.97 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2006 was Rs. 5,936 Crore (US $ 1,330 million)

5) There was one complaint from Investors pending redressal and was resolved as on 1st January 2006. The numbers of complaints received during the quarter ended March 31, 2006 were 247. All complaints were disposed off during the quarter. No complaint was pending on March 31, 2006.

6) The Board of Directors of Indian Petrochemicals Corporation Limited (IPCL) have approved the merger of Apollo Fibres Ltd (AFL), Central India Polyester Ltd (CIPL), India Polyfibres Ltd (IPL), Orissa Polyfibres Ltd (OPL), Recron Synthetics Ltd (RSL) and Silvassa Industries Pvt Ltd (SIPL) with IPCL with effect from 1st April 2005, subject to necessary approvals.

   The accounting effects consequent to the said merger proposal will be given on completion of the required approvals and the courts' sanctions.

7) The Statutory Auditors of the Company have carried out a limited review of the results for the quarter ended 31st March 2006.

8) The above statement has been reviewed by the audit committee and placed before the Board of Directors at the Board meeting held on 25th April 2006 approved the above results and its release.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

Media Release

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2006

(Rs. Crore, except per share data)

Sr. No.	PARTICULARS	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2005	2006	2005	2006 (Un Audited)	2005 (Audited)
1	**Turnover**	7,015	2,582	2,989	9,597	9,386
	Less: Excise Duty Recovered on Sales	844	284	346	1,128	1,187
2	**Net Turnover**	6,171	2,298	2,643	8,469	8,199
3	Other Income	110	26	39	136	132
4	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(230)	(11)	433	(241)	(3)
	(b) Consumption of raw materials (including traded goods)	3,103	1,127	993	4,230	3,743
	(c) Staff cost	272	97	134	369	460
	(d) Other expenditure	1,762	597	553	2,359	2,375
5	Interest	34	14	10	48	88
6	Finance Charge on leased assets	53	17	19	70	74
7	Depreciation	351	129	166	480	506
8	Profit before tax and Extra Ordinary items	936	354	374	1,290	1,088
9	Extra ordinary (expenses) / income	120	-	(62)	120	(62)
10	**Profit before tax**	1,056	354	312	1,410	1,026
11	Provision for Current Tax	394	138	41	532	106
12	Provision for Deferred Tax	(94)	(33)	(65)	(127)	134
13	**Net Profit**	756	249	336	1,005	786
14	Add: Brought forward from last balance sheet				992	773
15	Add: Debenture Redemption Reserve Written Back				5	57
16	Income Tax for Earlier years				(6)	4
17	Amount available for appropriation				1,996	1,620
18	Appropriations:					
	a) Equity Dividend					112
	b) Tax on Dividend					16
	c) Transfer to General Reserve					500
19	**Balance carried forward to next year**					992
20	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
21	Reserves excluding revaluation reserves (as per balance sheet)					2,672
22	Earnings per share (of Rs. 10)					
	Basic	30.46	10.03	13.54	40.47	31.65
	Diluted	30.46	10.03	13.54	40.47	31.65
23	**Dividend proposed per Share**					4.50
24	**Aggregate of non-promoter shareholding**					
	- Number of Shares (in crores)				13.40	13.98
	- Percentage of Shareholding				53.97	53.98

Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

NSEIL
29 MAY 2006
Contents not Verified

May 27, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Limited Review Report for the quarter and year ended March 31, 2006

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated April 25, 2006 of the Unaudited Financial Results for the quarter and year ended March 31, 2006 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

May 27, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

BOMBAY STOCK EXCHANGE
DATE 29/5/06

Sir,

Sub:- Limited Review Report for the quarter and year ended March 31, 2006

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated April 25, 2006 of the Unaudited Financial Results for the quarter and year ended March 31, 2006 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the Quarter and year ended 31st March, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the column headed "Quarter Ended 31st March, 2006" and "Year ended 31st March, 2006". We have traced the figures shown in the column headed "9 months ended 31st December, 2005" and "Quarter ended 31st March, 2005" from the statement of unaudited financial results, published by the Company and column headed "Year ended 31st March 2005 (Audited)" from the audited financial statements of the company.

A review of Financial Statements consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with Note No. 6 regarding unaudited financial results which are subject to accounting effects on account of merger, pending necessary approvals and other notes thereto, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah	**For Deloitte Haskins & Sells**
Chartered Accountants	*Chartered Accountants*
(R. Koria)	(P. R. Barpande)
Partner	*Partner*

Mumbai dated: 25th April, 2006

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

DELOITTE HASKINS & SELLS 12, Dr. Annie Besant Rd., Opp. Shiv Sagar Estate, Worli, Mumbai-400018. CHARTERED ACCOUNTANTS

INDIAN PETROCHEMICALS CORP. LTD.

Name of the Company : **Indian Petrochemicals Corporation Limited**
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2006

(Rs. Crore, except per share data)

Sr. No.	PARTICULARS	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2005	2006	2005	2006 (Un Audited)	2005 (Audited)
1	**Turnover**	7,015	2,582	2,989	9,597	9,386
	Less: Excise Duty Recovered on Sales	844	284	346	1,128	1,187
2	**Net Turnover**	6,171	2,298	2,643	8,469	8,199
3	Other Income	110	26	39	136	132
4	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(230)	(11)	433	(241)	(3)
	(b) Consumption of raw materials (including traded goods)	3,103	1,127	993	4,230	3,743
	(c) Staff cost	272	97	134	369	460
	(d) Other expenditure	1,762	597	553	2,359	2,375
5	Interest	34	14	10	48	88
6	Finance Charge on leased assets	53	17	19	70	74
7	Depreciation	351	129	166	480	506
8	Profit before tax and Extra Ordinary items	936	354	374	1,290	1,088
9	Extra ordinary (expenses) / income	120	-	(62)	120	(62)
10	**Profit before tax**	1,056	354	312	1,410	1,026
11	Provision for Current Tax	394	138	41	532	106
12	Provision for Deferred Tax	(94)	(33)	(65)	(127)	134
13	**Net Profit**	756	249	336	1,005	786
14	Add: Brought forward from last balance sheet				992	773
15	Add: Debenture Redemption Reserve Written Back				5	57
16	Income Tax for Earlier years				(6)	4
17	Amount available for appropriation				1,996	1,620
18	Appropriations:					
	a) Equity Dividend					112
	b) Tax on Dividend					16
	c) Transfer to General Reserve					500
19	**Balance carried forward to next year**					992
20	Paid up Equity Share Capital, Equity Shares of Rs 10/- each	249	249	249	249	249
21	Reserves excluding revaluation reserves (as per balance sheet)					2,672
22	Earnings per share (of Rs. 10)					
	Basic	30.46	10.03	13.54	40.47	31.65
	Diluted	30.46	10.03	13.54	40.47	31.65
23	**Dividend proposed per Share**					4.50
24	**Aggregate of non-promoter shareholding**					
	- Number of Shares (in crores)				13.40	13.98
	- Percentage of Shareholding				53.97	53.98

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

HASKINS & SELLS MUMBAI

Notes:

1) The figures for the corresponding years have been restated wherever necessary to make them comparable.

2) The extraordinary income during the year represents write back in the quarter ended 30th September, 2005 of the provision of Rs.120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the quarter ended 30th September 2005 with retrospective effect with the consent of all the concerned parties.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1.13 crore (US$ 0.25 million) for the quarter and Rs. 4.34 crore (US$ 0.97 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2006 was Rs. 5,936 Crore (US $ 1,330 million)

5) There was one complaint from investors pending redressal and was resolved as on 1st January 2006. The numbers of complaints received during the quarter ended March 31, 2006 were 247. All complaints were disposed off during the quarter. No complaint was pending on March 31, 2006.

6) The Board of Directors of Indian Petrochemicals Corporation Limited (IPCL) have approved the merger of Apollo Fibres Ltd (AFL), Central India Polyester Ltd (CIPL), India Polyfibres Ltd (IPL), Orissa Polyfibres Ltd (OPL), Recron Synthetics Ltd (RSL) and Silvassa Industries Pvt Ltd (SIPL) with IPCL with effect from 1st April 2005, subject to necessary approvals.

   The accounting effects consequent to the said merger proposal will be given on completion of the required approvals and the courts' sanctions.

7) The Statutory Auditors of the Company have carried out a limited review of the results for the quarter ended 31st March 2006.

8) The above statement has been reviewed by the audit committee and placed before the Board of Directors at the Board meeting held on 25th April 2006 approved the above results and its release.

For Indian Petrochemicals Corporation Limited

S. K. Anand
Whole time Director

April 25, 2006.

INDIAN PETROCHEMICALS CORP. LTD.

DELOITTE HASKINS & SELLS MUMBAI

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

May 04, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone :- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Phone :-22721121
Fax:- 22722037

Kind Attention:- Mr. Bhushan Mokashi- DCS-CRD

BOMBAY STOCK EXCHANGE LIMITED
SECTION
NOT VERIFIED
SIGN
DATE

Sir,

Sub: Interim Dividend and Record Date

We wish to inform you that the Board of Directors of the Company at its meeting held today, has approved the payment of an interim dividend of Rs.5.50/- (Rupees Five and paise Fifty only) per fully paid equity share of Rs. 10/- each. The paid up equity share capital of the Company, as on March 31, 2006, is Rs. 248.23 crore.

The Board of Directors of the Company has fixed, Saturday, May 20, 2006, as the 'Record Date' for determining the shareholders' entitlement for interim dividend. In respect of equity shares held in electronic form, the interim dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The interim dividend will be paid on and from May 29, 2006.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Copy to:
Luxembourg Stock Exchange, Luxembourg

Encl: As above

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067221 - 230
(D) (0265) 3067361
Fax (0265) 3067333

April 27, 2004

The Asst. Vice President
National Stock Exchange of India
Limited
Exchange Plaza
Bandra-Kurla Complex ;Bandra (W)
Mumbai 400 051

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Deputy Secretary
The Calcutta Stock Exchange
Association Limited
7, Lyons Range
Kolkata - 700 001

Sub : Intimation of Book Closure for dividend

Dear Sir,

Please note that the Register of Members and Share Transfer books of the Company shall remain closed from Saturday, May 22, 2004 to Saturday, May 29, 2004 (both days inclusive) for determining shareholders' entitlement for dividend on equity shares. In respect of equity shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The above information may please be displayed on Notice Board at your end for information of all Members of your Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

NSEIL
28 APR 2004
Contents not Verified

RECEIVED
2004 AUG -1 P 2: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Copy to: 1. Secretary, National Securities Depository Limited
2. Managing Director, Central Depository Services (India) Limited
3. Société de la bourse de luxembourg
11, av de la Porte-Neuve L-2227 Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 26, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub: Intimation of Book Closure for dividend

Dear Sir,

Please note that the Register of Members and Share Transfer Books of the Company shall remain closed from Saturday, May 14, 2005 to Saturday, May 21, 2005 (both days inclusive) for determining shareholders' entitlement for dividend on equity shares. In respect of equity shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Encl: as above

Copy to:

The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lycons Range, Kolkata
The Secretary, National Securities Depository Limited
The Managing Director, Central Depository Services (India) Limited, Mumbai
Luxembourg Stock Exchange, Luxembourg

NSEIL
26 APR 2005
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067221
(D) (0265) 3067361
Fax (0265) 3067333

RECE[illegible]
2005 AUG - [illegible]
OFFICE OF INTE[illegible]
CORPORATE[illegible]

April 10, 2004

The Asst. Vice President
National Stock Exchange of India
Limited
Exchange Plaza
Bandra-Kurla Complex ,Bandra (W)
Mumbai 400 051

Shareholding Pattern for the Quarter ended on March 31, 2004 as required under Clause 35 of the Listing Agreement

Dear Sir,

In compliance with Clause 35 of the Listing Agreement, enclosed please find the shareholding pattern of our Company in the prescribed format for the Quarter ended March 31, 2004 together with the following details for information and record at your end.

1) Name, number of shares and percentage of shareholding of entities / persons holding more than 1 per cent of shares.
2) Total foreign shareholding in Number of shares and percentage.

The above information will be posted on the Company's website located at www.ipcl.co.in

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Encl : As above

Copy to :
1. The Secretary, The Stock Exchange, Mumbai
2. Deputy Secretary, The Calcutta Stock Exchange Association Limited
3. Luxembourg Stock Exchange

THE STOCK EXCHANGE
MUMBAI
[illegible]

Indian Petrochemicals Corporation Limited

Registered Office : P.O.: Petrochemicals, Vadodara 391 346

1. Distribution of shareholding as on quarter ending 31.03.2004

	Category	No. of Shares held	Percentage	No. of Shares Held	%age of shareholding
A	**Promoters' holding**				
1	**Promoters**				
	Indian Promoters			114,180,352	46.00
	Reliance Petroinvestments Limited (RPIL)	114,180,352	46.00		
	Foreign Promoters			0	0.00
2	Persons acting in Concert			53,986	0.02
	Sub-Total			**114,234,338**	**46.02**
B	**Non-Promoters Holding**				
3	**Institutional Investors**				
a.	Mutual Funds and UTI			15,351,036	6.18
	Mutual Funds	9,866,850	3.97		
	Unit Trust of India	5,484,186	2.21		
b	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)			11,864,885	4.78
c.	Foreign Institutional Investors			47,110,667	18.98
	Sub-Total			**74,326,588**	**29.94**
4	**Others**				
a.	President of India			12,411,282	5.00
b	Private Corporate Bodies			9,300,251	3.75
c.	Indian Public			36,709,906	14.79
d.	NRIs / OCBs			464,438	0.19
e	**Any Other**				
	Citibank N.A., New York, Nyadr Dept.			778,819	0.31
	Sub Total			**59,664,696**	**24.04**
	GRAND TOTAL			248,225,622	100

Indian Petrochemicals Corporation Limited
Registered Office : P.O.: Petrochemicals, Vadodara 391 346

2. Total foreign shareholding is as under:

Category	Number of shares held	Percentage of shareholding
Foreign Institutional Investors	47,110,667	18.98
NRIs/OCBs	464,438	0.19
Citibank N.A. / GDR	778,819	0.31
Total	**48,353,924**	**19.48**

3. **The Company is posting the above information on its website : www.ipcl.co.in**

Indian Petrochemicals Corporation Limited

Registered Office : P.O.: Petrochemicals, Vadodara 391 346

Parti[illegible] of the shareholders holding more than 1% of total share capital as on 31.03.2004

No	Name of Shareholder	Category	Number of shares held	%age of shareholding
1	Reliance Petroinvestments Limited	Promoters	114,180,352	46.00
2	President of India	Others	12,411,282	5.00
	Administrator of specified undertaking of the Unit Trust of India	Institutional Investors	54,86,186	2.21
4	Life Insurance Corporation of India	Institutional Investors	74,06,860	2.98
5	Emerging Markets Growth Fund Inc.	Institutional Investors	55,75,188	2.25
6	Janus Worldwide Fund	Institutional Investors	49,75,215	2.00
7	Government of Singapore	Institutional Investors	48,60,709	1.96

ANNEXURE-4(b)

CORPORATE OFFICE :
P O Petrochemicals Township,
Dist. Vadodara 391 345, Gujarat India

(D) (0265) 3067361
Fax (0265) 3067333

O|C

July 10, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra- Kurla Complex
Bandra (West)
Mumbai 400 051

Dear Sir,

Sub: Shareholding pattern for the Quarter ended on June 30, 2004 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, enclosed please find the shareholding pattern of our Company in the prescribed format for the quarter ended on June 30, 2004 together with the following details for information and record at your end.

1. Name, number of shares and percentage of shareholding of entities / persons holding more than one percent of shares.
2. Total foreign shareholding in number of shares and percentage.

The above information will be posted on the Company's website located at www.ipcl.co.in

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:
1. The Secretary, The Stock Exchange, Mumbai
2. Deputy Secretary, The Calcutta Stock Exchange Association Limited
3. Luxembourg Stock Exchange

Indian Petrochemicals Corporation Limited

Registered Office : P.O.: Petrochemicals, Vadodara 391 346

I. **Distribution of shareholding as on quarter ending June 30, 2004**

	Category	No of shares Held	Percentage	No of shares Held	%age of share-holding
A	**Promoters' holding**				
1	**Promoters**				
	Indian Promoters			11 41 80 352	46.00
	Reliance Petroinvestments Limited (RPIL)	11 41 80 352	46.00		
	Foreign Promoters	Nil	Nil	Nil	Nil
2	Persons acting in Concert			60 486	0.02
	Sub-Total			**11 42 40 838**	**46.02**
B	**Non-Promoters Holding**				
3	**Institutional Investors**				
a.	Mutual Funds and UTI · Mutual Funds · Unit Trust of India	 1 54 00 103 56 81 515	 6.20 2.29	2 10 81 618	8.49
b.	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)			1 86 85 356	7.53
c.	Foreign Institutional Investors			2 77 76 747	11.19
	Sub-Total			**6 75 43 721**	**27.21**
4	**Others**				
a.	President of India		(*)	10 87 829	0.44
b.	Private Corporate Bodies			1 14 25 435	4.60
c.	Indian Public			5 26 62 504	21.22
	NRIs / OCBs			6 14 081	0.25
	Any Other • Citibank N.A., New York, Nvadr Department	6 51 214	0.26	6 51 214	0.26
	Sub-Total			**6 64 41 063**	**26.77**
	GRAND TOTAL			**24 82 25 622**	**100.00**

(*) **Includes 47,225 shares not credited to employees accounts due to invalid / non-availability of client id's.**

Indian Petrochemicals Corporation Limited
Registered Office : P.O.: Petrochemicals, Vadodara 391 346

2. **Total foreign shareholding is as under:**

Category	Number of shares held	Percentage of shareholding
Foreign Institutional Investors	2 77 76 747	11.19
NRIs/OCBs	6 14 081	0.25
Citibank N.A. / GDR	6 51 214	0.26
Total	**2 90 42 042**	**11.70**

The Company is posting the above information on its website : www.ipcl.co.in

Indian Petrochemicals Corporation Limited

Registered Office : P.O.: Petrochemicals, Vadodara 391 346

Particulars of the shareholders holding more than 1% of total share capital as on June 30, 2004

Sr No	Name of Shareholder	Category	Number of shares held	%age of shareholding
1	Reliance Petroinvestments Limited	Promoters	11 41 80 352	46.00
2	Life Insurance Corporation of India	Institutional Investors	1 24 07 688	4.99
3	Administrator of specified undertaking of the Unit Trust of India	Institutional Investors	56 79 515	2.29
4	Emerging Markets Growth Fund	Foreign Institutional Investors	55 75 188	2.25
5	Abu Dhabi Investment Authority	Foreign Institutional Investors	25 26 866	1.02

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele (0265) 3067221 230
(D) (0265) 3067361
Fax (0265) 3067333

October 11, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Shareholding pattern for the quarter ended on September 30, 2004 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended September 30, 2004 together with the following details for information and record at your end.

1. Name, Number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.
2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

THE STOCK EXCHANGE
MUMBAI
[illegible] SECTION
[illegible] CLASSIFIED

Encl :as above

Copy to:

The Secretary, The Stock Exchange, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai
The Secretary, The Calcutta Stock Exchange Association Limited, 7 Lyons Range [illegible]
[illegible] Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited

Registered Office : P.O. Petrochemicals, Vadodara 391 346

1. **Distribution of shareholding as on quarter ending September 30, 2004**

	Category	No of shares Held	Percentage	No of shares Held	%age of share-holding
A	**Promoters' holding**				
1	**Promoters**				
	Indian Promoters			11 41 80 352	46.00
	Reliance Petroinvestments Limited (RPIL)	11 41 80 352	46.00		
	Foreign Promoters	Nil	Nil	Nil	Nil
2	Persons acting in Concert			61 686	0.02
	Sub-Total			**11 42 42 038**	**46.02**
B	**Non-Promoters Holding**				
3	**Institutional Investors**				
a.	Mutual Funds and UTI - Mutual Funds - Unit Trust of India	 2 05 02 344 50 22 584	 8.26 2.02	2 55 24 928	10.28
b.	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)			1 89 45 677	7.63
c.	Foreign Institutional Investors			3 41 46 814	13.76
	Sub-Total			**7 86 17 419**	**31.67**
4	**Others**				
a.	Private Corporate Bodies			76 78 014	3.10
b.	Indian Public			4 66 43 210	18.79
c.	NRIs / OCBs			7 02 727	0.28
d.	**Any Other**				
	• Citibank N.A., New York, Nyadr Department	3 42 214	0.14	3 42 214	0.14
	Sub-Total			**5 53 66 165**	**22.31**
	GRAND TOTAL			**24 82 25 622**	100.00

Indian Petrochemicals Corporation Limited

Registered Office : P.O.: Petrochemicals, Vadodara 391 346

NOTE :- 1. Details of 1% and above Shareholding as on September 30, 2004

	Category	No of shares Held	Percentage of shareholding
A	**Promoters' holding**		
1	**Promoters**		
	Indian Promoters		
	Reliance Petroinvestments Limited (RPIL)	11 41 80 352	46.00
	Foreign Promoters	N.A.	N.A.
2	Persons acting in Concert	N.A.	N.A.
B	**Non-Promoters Holding**		
3	**Institutional Investors**		
a.	Mutual Funds and UTI		
	Administrator of specified undertaking of the Unit Trust of India	50 22 584	2.02
b.	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)		
	Life Insurance Corporation of India	1 44 61 949	5.83
c.	Foreign Institutional Investors		
	a. Emerging Markets Growth Fund	55 75 188	2.25
	b. Abu Dhabi Investment Authority	25 26 866	1.02
4	**Others**		
a.	Private Corporate Bodies	N.A.	N.A.
b.	Indian Public	N.A.	N.A.
c.	NRIs / OCBs	N.A.	N.A.
d.	Any Other	N.A.	N.A.

Indian Petrochemicals Corporation Limited
Registered Office : P.O. Petrochemicals, Vadodara 391 346

2. **Total foreign shareholding is as under:**

Category	Number of shares held	Percentage of shareholding
Foreign Institutional Investors	3 41 46 814	13.76
NRIs/OCBs	7 02 727	0.28
Citibank N.A. / GDR	3 42 214	0.14
Total	**3 51 91 755**	**14.18**

3. **The Company is posting the above information on its website : www.ipcl.co.in**

OIC

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist Vadodara - 391 345, Gujarat-India

Tele (0265) 3067221 - 230
(D) (0265) 3067361
Fax (0265) 3067333

January 14, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub : Shareholding pattern for the quarter ended December 31, 2004 as required under Clause 35 of the Listing Agreement

Dear Sir,

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended December 31, 2004 together with the following details:

1. Name, Number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.
2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

N S E I L
14 JAN
Contents not Verified

Encl.: As above

Copy to :

1. **The Secretary, The Stock Exchange, Mumbai**
2. **The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata**
3. **Luxembourg Stock Exchange, Luxembourg**

Indian Petrochemicals Corporation Limited

Registered Office : P.O. Petrochemicals, Vadodara 391 346

Distribution of shareholding as on quarter ending December 31, 2004

	Category	No of shares Held	Percentage	No of shares Held	%age of share-holding
A	**Promoters' holding**				
	Promoters				
	Indian Promoters			11 41 80 637	46.00
	Reliance Petroinvestments Limited (RPIL)	11 41 80 637	46.00		
	Foreign Promoters	Nil	Nil	Nil	Nil
	Persons acting in Concert			56 668	0.02
	Sub-Total			**11 42 37 305**	**46.02**
	Non-Promoters Holding				
3	**Institutional Investors**				
	Mutual Funds and UTI			1 45 57 284	5.86
	Mutual Funds	9 786 051	3.94		
	Unit Trust of India	4 771 233	1.92		
	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)			2 08 95 597	8.42
	Foreign Institutional Investors			3 37 51 148	13.60
	Sub-Total			**6 92 04 029**	**27.88**
	Others				
	Private Corporate Bodies			1 31 00 758	5.28
	Indian Public			5 06 39 833	20.40
	NRIs / OCBs			7 33 583	0.30
	Any Other				
	• Citibank N.A., New York, Nyadr Department	3 10 114	0.12	3 10 114	0.12
	Sub-Total			**64 784 288**	**26.10**
	GRAND TOTAL			**24 82 25 622**	**100.00**

Indian Petrochemicals Corporation Limited

Registered Office : P.O. Petrochemicals, Vadodara 391 346

Total foreign shareholding is as under:

Category	Number of shares held	Percentage of shareholding
Foreign Institutional Investors	3 37 51 148	13.60
NRIs/OCBs	7 33 583	0.30
Citibank N.A. / GDR	3 10 144	0.12
Total	**3 47 94 845**	**14.02**

The Company is posting the above information on its website : www.ipcl.co.in

Indian Petrochemicals Corporation Limited

Registered Office : P.O. Petrochemicals, Vadodara 391 346

NOTE :- 1. Details of 1% and above Shareholding as on December 31, 2004

	Category	No of shares Held	Percentage of shareholding
A	**Promoters' holding**		
1	**Promoters**		
	Indian Promoters		
	Reliance Petroinvestments Limited (RPIL)	11 41 80 637	46.00
	Foreign Promoters	N.A.	N.A.
2	Persons acting in Concert	N.A.	N.A.
B	**Non-Promoters Holding**		
3	**Institutional Investors**		
a.	Mutual Funds and UTI		
	Administrator of specified undertaking of the Unit Trust of India	47 71 233	1.92
b.	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)		
	Life Insurance Corporation of India	1 48 61 949	5.99
c.	Foreign Institutional Investors		
	Emerging Markets Growth Fund	4 324 313	1.74
4	**Others**		
a.	Private Corporate Bodies	N.A.	N.A.
b.	Indian Public	N.A.	N.A.
c.	NRIs / OCBs	N.A.	N.A.
d.	Any Other	N.A.	N.A.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 14, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Shareholding pattern for the quarter ended on March 31, 2005 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended March 31, 2005 together with the following details:

1. Name, Number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.
2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at www.ipcl.co.in

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE .... TIME........

Encl.: As above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lycons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

Registered Office : P.O. Petrochemicals, Vadodara 391 346

1. **Distribution of shareholding as on quarter ending March 31, 2005**

	Category	No of shares Held	Percentage	No of shares Held	%age of share-holding
A	**Promoters' holding**				
1	Promoters				
	Indian Promoters			11 41 80 637	46.00
	Reliance Petroinvestments Limited (RPiL)	11 41 80 637	46.00		
	Foreign Promoters	Nil	Nil	Nil	Nil
	Persons acting in Concert			60 850	0.02
	Sub-Total			**11 42 41 487**	**46.02**
B	**Non-Promoters Holding**				
3	**Institutional Investors**				
a.	Mutual Funds and UTI - Mutual Funds - Unit Trust of India	 1 39 84 587 499 138	 5.63 0.20	1 44 83 725	5.83
b.	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)			2 19 13 429	8.83
c.	Foreign Institutional Investors			3 45 99 975	13.94
	Sub-Total			**7 09 97 129**	**28.60**
4	**Others**				
a.	Private Corporate Bodies			1 16 40 451	4.69
b.	Indian Public			5 02 74 120	20.26
	NRIs / OCBs			7 62 321	0.31
	Any Other				
	• Citibank N.A., New York, Nyadr Department	3 10 114	0.12	3 10 114	0.12
	Sub-Total			**6 29 87 006**	**25.38**
	GRAND TOTAL			**24 82 25 622**	**100.00**

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
Registered Office : P.O. Petrochemicals, Vadodara 391 346

NOTE :- 1. Details of 1% and above Shareholding as on March 31, 2005

	Category	No of shares Held	Percentage of shareholding
A	**Promoters' holding**		
1	Promoters		
	Indian Promoters		
	Reliance Petroinvestments Limited (RPiL)	11 41 80 637	46.00
	Foreign Promoters	N.A.	N.A.
2	Persons acting in Concert	N.A.	N.A.
B	**Non-Promoters Holding**		
3	**Institutional Investors**		
a.	Mutual Funds and UTI		
b.	Banking, Financial Institutions, Insurance Companies (Central / State Government Institutions, Non Government Institutions)		
	Life Insurance Corporation of India	1 48 64 927	5.99
c.	Foreign Institutional Investors		
	HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	27 77 890	1.12
4	**Others**		
a.	Private Corporate Bodies	N.A.	N.A.
b.	Indian Public	N.A.	N.A.
c.	NRIs / OCBs	N.A.	N.A.
d.	Any Other	N.A.	N.A.

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
Registered Office : P.O. Petrochemicals, Vadodara 391 346

2. **Total foreign shareholding is as under:**

Category	Number of shares held	Percentage of shareholding
Foreign Institutional Investors	3,45,99,975	13.94
NRIs/OCBs	762,321	0.31
Citibank N.A. / GDR	310,114	0.12
Total	**3,56,72,410**	**14.37**

The Company is posting the above information on its website : www.ipcl.co.in

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 15, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Shareholding pattern for the quarter ended on June 30, 2005 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended June 30, 2005 together with the following details:

1. Name, number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.
2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at www.ipcl.co.in

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.
NSEIL
18 JUL 2005
Contents not Verified

INDIAN PETROCHEMICALS CORPORATION LIMITED

SHAREHOLDING PATTERN FOR THE QUARTER ENDED JUNE 30, 2005

CATEGORY		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters	11 41 80 887	46.00
	Foreign Promoters		
2	**Persons acting in concert #** (As per list attached Annexure - I)	61 850	0.02
	Sub Total	**11 42 42 737**	**46.02**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional investors**		
a	Mutual Funds and UTI	81 51 822	3.28
b	Banks, Financial Institutions, Insurance	2 49 64 925	10.06
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	2 58 97 942	10.43
	Sub Total	**5 90 14 689**	**23.77**
4	**Others**		
a	Private Corporate Bodies	1 50 17 007	6.05
b	Indian Public	5 87 31 685	23.67
c	NRIs/OCBs	9 12 390	0.37
d	Any other (please specify)		
	(i) Citibank N.A., New York, NYADR Department	3 07 114	0.12
	Sub Total	**7 49 68 196**	**30.21**
	GRAND TOTAL	**24 82 25 622**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 11,42,42,737 shares which includes 61,850 shares held by persons acting in concert ("PACs") but the PACs holding has been shown separately since the format of disclosure under Clause 35 has remained unchanged.

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

CATEGORY		AS ON 30.06.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	PROMOTERS HOLDING		
1	"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997		
	Reliance Petroinvestments Limited	11 41 80 887	46.00
2	Persons acting in concert		
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	1 58 96 106	6.40
b	FIIs		
4	Others		
a	Any other (please specify)		

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.06.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	2 58 97 942	10.43
2	NRIs/OCBs	9 12 390	0.37
3	GDRs	3 07 114	0.12

NOTE :- 3 The Company is posting the above information on its website.

INDIAN PETROCHEMICALS CORPORATION LIMITED

ANNEXURE - 1

Persons Acting in Concert

Sr. No.	Name of the Shareholder(s)	No. of Shares	% of Holding
1	Reliance Industries Limited	600	0.00
2	Reliance Capital Limited	100	0.00
3	Mansingh Laxmidas Bhakta	54 200	0.02
4	Yogendra Premkrishna Trivedi	1 000	0.00
5	Mahesh Prasad Modi	1 950	0.00
6	Ramniklal H Ambani	4 000	0.00
Total		**61 850**	**0.02**

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 13, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai 400051

Sir,

Sub: Shareholding pattern for the quarter ended on September 30, 2005 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended September 30, 2005 together with the following details:

1. Name, number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.
2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at www.ipcl.co.in

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporations Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE

Encl.: As above

Copy to :

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

SHAREHOLDING PATTERN FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters** *		
	Indian Promoters	11 41 80 887	46.00
	Foreign Promoters		
2	**Persons acting in concert #** (As per list attached Annexure - I)	58 850	0.02
	Sub Total	**11 42 39 737**	**46.02**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	1 67 25 267	6.74
b	Banks, Financial Institutions, Insurance	2 23 81 559	9.02
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	2 81 42 466	11.34
	Sub Total	**6 72 49 292**	**27.09**
4	**Others**		
a	Private Corporate Bodies	1 41 24 164	5.69
b	Indian Public	5 14 28 321	20.72
c	NRIs/OCBs	8 68 452	0.35
d	Any other (please specify)		
	(i) Citibank N.A., New York, NYADR Department	3 07 114	0.12
	(ii) Pending Confirmation	8 542	0.00
	Sub Total	**6 67 36 593**	**26.89**
	GRAND TOTAL	**24 82 25 622**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

\# as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 11,42,39,737 shares which includes 58,850 shares held by persons acting in concert ("PACs") but the PACs holding has been shown separately since the format of disclosure under Clause 35 has remained unchanged.

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

	CATEGORY	AS ON 30.09.2005 NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	Reliance Petroinvestments Limited	11 41 80 887	46.00
2	**Persons acting in concert**		
B	**NON-PROMOTERS HOLDING**		
	Institutional Investors		
a	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	1 49 15 742	6.01
b	**FIIs**		
	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	36 70 174	1.48
	ABN Amro Bank N V London Branch	33 77 742	1.36
4	**Others**		
a	Any other (please specify)		

NOTE :- 2 FOREIGN SHAREHOLDING

. NO.	CATEGORY	AS ON 30.09.2005 NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	2 81 42 466	11.34
2	NRIs/OCBs	8 68 452	0.35
3	GDRs	3 07 114	0.12

NOTE :- 3 The Company is posting the above information on its website.

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

ANNEXURE - 1

Persons Acting in Concert

Sr. No.	Name of the Shareholder(s)	No. of Shares	% of Holding
1	Reliance Industries Limited	600	0.00
2	Reliance Capital Limited	100	0.00
3	Mansingh Laxmidas Bhakta	54 200	0.02
4	Yogendra Premkrishna Trivedi	1 000	0.00
5	Mahesh Prasad Modi	950	0.00
6	Ramniklal H Ambani	2 000	0.00
Total		**58 850**	**0.02**

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range
Calcutta - 700 001

Sir,

Sub: Shareholding pattern for the quarter ended December 31, 2005 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended December 31, 2005 together with the following details :

1. Name, Number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.

2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 13/1/06

INDIAN PETROCHEMICALS CORP. LTD.

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORPORATION LIMITED

SHAREHOLDING PATTERN FOR THE QUARTER ENDED DECEMBER 31, 2005

CATEGORY		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters	11 41 80 887	46.00
	Foreign Promoters		
2	**Persons acting in concert #** (As per list attached Annexure - I)	65 500	0.03
	Sub Total	**11 42 46 387**	**46.03**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	1 04 72 790	4.22
b	Banks, Financial Institutions, Insurance	2 67 94 809	10.79
	Companies (Central/State Gov. institutions/		
	Non-Government institutions)		
c	FIIs	3 15 02 167	12.69
	Sub Total	**6 87 69 766**	**27.70**
4	**Others**		
a	Private Corporate Bodies	1 18 82 206	4.79
b	Indian Public	5 19 48 125	20.93
c	NRIs/OCBs	10 72 024	0.43
d	Any other (please specify)		
	(i) Citibank N.A., New York, NYADR Department	3 07 114	0.12
	(ii) Pending Confirmation	0	0.00
	Sub Total	**6 52 09 469**	**26.27**
	GRAND TOTAL	**24 82 25 622**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 11,42,46,487 shares which includes 65,600 shares held by persons acting in concert ("PACs") but the PACs holding has been shown separately since the format of disclosure under Clause 35 has remained unchanged.

INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

CATEGORY		AS ON 31.12.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	Reliance Petroinvestments Limited	11 41 80 887	46.00
2	**Persons acting in concert**	-	-
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Banks, Financial institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government institutions)		
	Life Insurance Corporation of India	1 81 55 496	7.31
b	**FIIs**		
	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	35 78 576	1.44
	ABN Amro Bank N V London Branch	35 12 342	1.41
4	**Others**		
a	Any other (please specify)	-	-

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.12.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	3 15 02 167	12.69
2	NRIs/OCBs	10 72 024	0.43
3	GDRs	3 07 114	0.12

NOTE :- 3 The Company is posting the above information on its website.

Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

ANNEXURE - 1

Persons Acting in Concert

Sr. No.	Name of the Shareholder(s)	No. of Shares	% of Holding
1	Reliance Industries Limited	600	0.00
2	Mansingh Laxmidas Bhakta	60 000	0.02
3	Yogendra Premkrishna Trivedi	1 000	0.00
4	Ramniklal H Ambani	3 900	0.00
Total		65 500	0.03

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 15, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Atten: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended March 31, 2006 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended March 31, 2006 together with the following details :

1. Name, Number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.

2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1 Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.....20/4/06

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 15, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Atten: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended March 31, 2006 as required under Clause 35 of the Listing Agreement

In compliance with Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended March 31, 2006 together with the following details :

1. Name, Number of shares and percentage of shareholding of entities / persons holding more than 1 percent of shares.

2. Total foreign shareholding in number of shares and percentage shareholding.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1 Luxembourg Stock Exchange, Luxembourg

NSEIL
19 APR 2006
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

SHAREHOLDING PATTERN AS ON MARCH 31, 2006

	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters** *		
	Indian Promoters	11 41 80 887	46.00
	Foreign Promoters		
2	**Persons acting in concert** # (As per list attached Annexure - I)	66 500	0.03
	Sub Total	**11 42 47 387**	**46.03**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	89 77 944	3.62
b	Banks, Financial Institutions, Insurance	3 14 94 415	12.69
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	3 45 25 338	13.91
	Sub Total	**7 49 97 697**	**30.21**
4	**Others**		
a	Private Corporate Bodies	93 02 583	3.75
b	Indian Public	4 84 66 811	19.53
c	NRIs/OCBs	9 04 030	0.36
d	Any other (please specify)		
	Citibank N.A., New York, NYADR Department	3 07 114	0.12
	Sub Total	**5 89 80 538**	**23.76**
	GRAND TOTAL	**24 82 25 622**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 11,42,47,387 shares which includes 66,500 shares held by persons acting in concert ("PACs") but the PACs holding has been shown separately since the format of disclosure under Clause 35 has remained unchanged.

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

CATEGORY		AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	Reliance Petroinvestments Limited	11 41 80 887	46.00
2	**Persons acting in concert**		
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Mutual Funds and UTI**		
	Reliance Capital Trustee Co. Ltd A/c Reliance Equity Fund	40 00 000	1.61
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	2 23 60 075	9.01
c	**FIIs**		
	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	80 40 000	3.24
4	**Others**		
a	Any other (please specify)		

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	3 45 25 338	13.91
2	NRIs/OCBs	9 04 030	0.36
3	GDRs	3 07 114	0.12

NOTE :- 3 The Company is posting the above information on its website.

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORPORATION LIMITED

ANNEXURE - 1

Persons Acting in Concert

Sr. No.	Name of the Shareholder(s)	No. of Shares	% of Holding
1	Reliance Industries Limited	600	0.00
2	Mansingh Laxmidas Bhakta	60 000	0.02
3	Yogendra Premkrishna Trivedi	1 000	0.00
4	Ramnikial H Ambani	4 900	0.00
Total		**66 500**	**0.03**


INDIAN PETROCHEMICALS CORP. LTD.


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 10, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra - Kurla Complex, Bandra (W)
Mumbai 400 051

Dear Sir,

In terms of Clause 47 (c) of the Listing Agreement, we are enclosing a Certificate issued by M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half-year ended March 31, 2004 for your information and record.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

(Shashikala Rao)
Deputy Company Secretary

Encl : As above

Copy to : 1. The Stock Exchange, Mumbai
2. The Calcutta Stock Exchange Association Limited

RECEIVED
2006 AUG -1 P 2: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Devesh A. Pathak
B.Com., LL.B., F.C.S.

D. PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES

204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE
SAYAJIGUNJ, VADODARA-390 005.
TEL/FAX : 0265-2362718 ✆ : 2362982 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com

Indian Petrochemicals Corporation Limited,
P.O.: Petrochemicals,
Dist. Vadodara. 391 346.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of INDIAN PETROCHEMICALS CORPORATION LIMITED (the Company) produced before me for the purpose of issuing the Certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY CONSULTANTS LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in respect of the half year ended on 31st March, 2004, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgment for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates

Devesh A. Pathak
Sole Proprietor
FCS No. 4559
COP No. 2306

Place : Vadodara
Date : 5th April, 2004

D. PATHAK & ASSOCIATES COMPANY SECRETARIES

ANNEXURE-5(b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE .
P. O. Petrochemicals Township,
Dist Vadodara - 391 345, Gujarat India

Tele (0265) 3067221 230
(D) (0265) 3067361
Fax (0265) 3067333

October 11, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

In terms of Clause 47(c) of the Listing Agreement, we hereby submit a certificate from M/s D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half year ended September 30, 2004 for your information and records.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to: 1.The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association, Kolkata

11/10

Devesh A. Pathak
B.Com., LL.B., F.C.S.

D. PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES
204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE,
SAYAJIGUNJ, VADODARA 390 005.
TEL/FAX : 0265-362718 (O) : 0265-362962 (R) 562158

Indian Petrochemicals Corporation Limited,
P.O.: Petrochemicals,
Dist. Vadodara – 391 346.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of **INDIAN PETROCHEMICALS CORPORATION LIMITED** (the Company) produced before me for the purpose of issuing the Certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in respect of the half year ended on 30th September, 2004, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates

Place : Vadodara
Date : 10th October, 2004

Devesh A. Pathak
Sole Proprietor
FCS NO: 4559
COP NO: 2306

D. PATHAK & ASSOCIATES COMPANY SECRETARIES

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 22, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

In terms of Clause 47(c) of the Listing Agreement, certificate from M/s D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half year ended March 31, 2005 is enclosed for your information and records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to: 1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association, Kolkata

NSEIL
22 APR 2005
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

Devesh A. Pathak
B.Com., LL.B., F.C.S.

D. PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES
204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE
SAYAJIGUNJ, VADODARA-390 005.
TEL/FAX : 0265-2362718 ✆ : 2362962 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com

Indian Petrochemicals Corporation Limited,
P.O.: Petrochemicals,
Dist. Vadodara – 391 346.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of INDIAN PETROCHEMICALS CORPORATION LIMITED (the Company) produced before me for the purpose of issuing the Certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in respect of the half year ended on 31st March, 2005, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates

Place : Vadodara
Date : 14th April, 2005

Devesh A. Pathak
Sole Proprietor
FCS NO: 4559
COP NO: 2306

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 20, 2005

The Manager,
Listing Department,
The National Stock Exchange of India Limited,
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East),
Mumbai-400 051.

Sir,

In terms of Clause 47(c) of the Listing Agreement, certificate from M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half year ended September 30, 2005 is enclosed for your information and records.

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
SIGN. NOT VERIFIED
DATE 20/10/5 13-16

Encl.: As above

Copy to :

1. The Secretary, Bombay Stock Exchange Limited
2. The Secretary, The Calcutta Stock Exchange Association, Kolkata

INDIAN PETROCHEMICALS CORP. LTD.

Devesh A. Pathak
B.Com., LL.B., F.C.S.

D. PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES
204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE
SAYAJIGUNJ, VADODARA-390 005.
TEL/FAX : 0265-2362718 ✆ : 2362962 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com

INDIAN PETROCHEMICALS CORPORATION LIMITED
P.O.: Petrochemicals,
Dist. Vadodara – 391 346.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of INDIAN PETROCHEMICALS CORPORATION LIMITED (the Company) produced before me for the purpose of issuing the Certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in respect of the half-year ended on 30th September, 2005, generally delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgment for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates

Place : Vadodara
Date : 15th October, 2005

Devesh A. Pathak
Sole Proprietor
FCS No. : 4559
COP No. : 2306

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 13, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Mr. Ajith Sawant
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

In terms of Clause 47 (c) of the Listing Agreement, we hereby submit a Certificate from by M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half-year ended March 31, 2006 for your information and records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE....12/4/06

INDIAN PETROCHEMICALS CORP. LTD.

D. PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES
204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE, SAYAJIGUNJ, VADODARA-390 005.
REGD. TRADEMARK AGENT
TEL/FAX : 0265-2362718
PHONE : 0265-2362962 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com
Devesh A. Pathak
B.Com., LL.B., F.C.S.

Indian Petrochemicals Corporation Limited,
P.O.: Petrochemicals,
Dist. Vadodara – 391 346.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of **INDIAN PETROCHEMICALS CORPORATION LIMITED** (the Company) produced before me for the purpose of issuing the Certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in respect of the half year ended on 31st March, 2006, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates

Place : Vadodara
Date : 11th April, 2006

Devesh A. Pathak
Sole Proprietor
FCS NO: 4559
COP NO: 2306

INDIAN PETROCHEMICALS CORP. LTD.

D. PATHAK & ASSOCIATES • COMPANY SECRETARIES •

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 13, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Mr. Ajith Sawant
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

In terms of Clause 47 (c) of the Listing Agreement, we hereby submit a Certificate from by M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the half-year ended March 31, 2006 for your information and records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

NSEIL
13 APR 2006
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

P.O. Petrochemicals Township, Dist: Vadodara 391 345 - India

October 25, 2005

My dear Shareowners,

I am pleased to inform you that Indian Petrochemicals Corporation Limited (IPCL) has reported yet another quarter of strong financial performance.

During the half year ended September 30, 2005, IPCL's gross turnover increased by 10% to Rs. 4,603 crore (US$ 1,046 million). The production volume touched 2.69 million tonnes during the half-year, representing an increase of 4 % compared to corresponding previous period.

The net profit after tax was Rs. 528 crore (US$ 120 Million) up 102 % compared to the corresponding previous period. Exports for the half-year were Rs. 679 crore (US$ 154 Million) as against Rs. 473 crore for the corresponding previous period, an increase of 44%.

The performance highlights and the results are attached for your reference.

The improved performance of the Company is a combined effect of increase in domestic sales and exports and higher operating margins. The synergistic integration with Reliance Industries Limited has enabled IPCL in countering the volatility of feedstock prices.

The Company is working towards bettering its performance and returns to ensure overall optimisation of shareholder value.

take this opportunity to thank you for your support and wish you and your family members a Very Happy Diwali and a Prosperous New Year.

With Best wishes,

Sincerely,

Mukesh Ambani
Chairman

INDIAN PETROCHEMICALS CORP. LTD.

Encl.: As above

PERFORMANCE HIGHLIGHTS

- **Turnover** of Rs. 4,603 crores (US$ 1046 million) as against Rs. 4,194 crores for the corresponding previous period an increase of 10%.
- **Operating Profit (PBDIT)** of Rs. 915 crores (US$ 208 million) as against Rs. 756 crores for the corresponding previous period an increase of 21%.
- **Cash Profit** of Rs. 700 crores (US$ 159 million) as against Rs. 627 crores for the corresponding previous period an increase of 12%.
- **Net Profit** of Rs. 528 crores (US$ 120 million) against Rs. 261 crores for the corresponding previous period, an increase of 102%.
- **The total paid up equity share capital** stood at Rs. 249 crores (US$ 57 million).
- **Earnings Per Share (EPS)** for the half year (annualised) is Rs. 42.58 (US$ 0.97).
- **Cash Earnings Per Share (CEPS)** for the half year (annualised) is Rs. 56.37 (US$ 1.28).
- **Contribution to the national exchequer** in the form of various taxes of Rs.1,051 crores (US$ 238 million) as against Rs 895 crores for the corresponding previous period.
- **Production** of 2.69 million tonnes against 2.59 million tonnes during corresponding previous period, representing a 4% growth.
- **Exports** of Rs. 679 crores (US$ 154 million) as against Rs. 473 crores for the corresponding previous period, an increase of 44%.

FINANCIAL REVIEW NOTES

- Turnover for the half year was Rs. 4,603 crores (US$ 1,046 million) up 10% compared to previous period. Net turnover for the half year increased 11% to Rs. 4,028 crores (US$ 915 million). The increase in net turnover of 11% is on account of 3 % increase in price of products and 8 % increase in quantity.
- Domestic sale of products manufactured by IPCL increased 7 % to Rs 3,317 crore (US$ 753 million) and accounted for 83 % of the Turnover. Exports for the half year were Rs. 679 crores (US$ 154 million) as against Rs. 473 crores for the corresponding previous period, an increase of 44%.
- Operating profit before other income was Rs. 841 crores (US$ 191 million), 20% higher compared to corresponding previous period mainly on account of higher operating margin. Operating margin during the half year was 20.9% compared to 19.3% in the corresponding previous period.
- Other income was Rs.74 crores (US$ 17 million) compared to Rs. 56 crores for the corresponding previous period. The increase was mainly on account of interest income on investment of surplus funds during the current period.
- Interest expenditure reduced by 60% to Rs. 24 crores (US$ 6 million) due to reduction in debt.
- Depreciation was Rs. 233 crores (US$ 53 million) compared to Rs 225 crores in the corresponding previous period.
- Profit before tax and extraordinary items was Rs 622 crore (US$ 141 million) compared to Rs 432 crore in the corresponding previous period, representing an increase of 44%.
- The extraordinary income during this quarter represents write back of the provision of Rs 120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) earlier as one of the promoters. As part of restructuring of GCPTCL, the Take or Pay agreement has been rescinded with retrospective effect with the consent of all the concerned parties.
- Net profit after tax for the half year was Rs. 528 crores (US$ 120 million), up 102% compared to the corresponding previous period.

INDIAN PETROCHEMICALS CORP. LTD.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR 30TH SEPTEMBER 2005

(Rs. in crores except per share data)

PARTICULARS	Quarter ended 30th September		Half year ended 30th September		Year ended March 31, 2005 (Audited)
	2005	2004	2005	2004	
Turnover	2,337	2,108	4603	4,194	9,386
Less: Excise Duty Recovered on Sales	292	289	575	565	1,187
Net Turnover	2045	1,819	4028	3,629	8199
Other Income	34	33	74	56	132
Total Expenditure					
(Increase)/decrease in stock in trade	(99)	(188)	(127)	(209)	(3)
Consumption of raw materials/ Purchases (including traded goods)	1059	905	1957	1,744	3,747
Staff cost	91	108	182	212	460
Other expenditure	576	625	1175	1,182	2,371
Interest	13	33	24	61	87
[illegible]ance Charge on leased assets	18	19	36	38	75
Depreciation	116	113	233	225	506
Profit before tax and Extraordinary items	305	237	622	432	1088
Extraordinary Income / (expense)	120	-	120	-	(62)
Provision for Current Tax	153	17	275	30	106
Provision for Deferred Tax (Asset) / Liability	(31)	82	(61)	141	134
Net Profit	303	138	528	261	786
Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249	249	249
Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					2,672
Earnings per share (of Rs. 10) Basic and Diluted	12.21	5.56	21.27	10.52	31.65 31.65
Aggregate of non-promoter shareholding					
Number of Shares (in crores)			13.40	13.40	13.40
Percentage of Shareholding (%)			53.97	53.97	53.97

Notes:

1) The figures for the corresponding periods have been restated wherever necessary to make them comparable.
2) There were no complaints from Investors pending redressal as on July 1 2005. 263 complaints were received and resolved during the quarter ended September 30, 2005. No Investor complaint was pending as on September 30, 2005.
3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2005 was Rs.5553 crores (US$ 1261 million).
4) The extraordinary income during this quarter represents write back of the provision of Rs 120 crore (US$ 27 million) pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) earlier as one of the promoters. As part of restructuring of GCPTCL, the Take or Pay agreement has been rescinded with retrospective effect with the consent of all the concerned parties.
5) The statutory auditors of the company have carried out a limited review of the results for the half-year ended 30th September 2005.
6) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 25th October 2005 approved the above results and its release.

For Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORP. LTD.

S K Anand

S. K. Anand
Whole-time Director

ENGINEERED FOR THE FUTURE

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

Colorama Hyd, Ph: 2373784., Fax: 23735473.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 10, 2004

The Asst. Vice President
National Stock Exchange of India
Limited
Exchange Plaza
Bandra-Kurla Complex ,Bandra (W)
Mumbai 400 051

Disclosure under Regulation 8(3) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 for the Financial Year ended March 31, 2004

Dear Sir,

Enclosed please find our intimation in the prescribed format on the subject containing particulars of disclosure for the financial year ended March 31, 2004 for your information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Encl : As above

Copy to : 1. The Secretary, The Stock Exchange, Mumbai
2. Deputy Secretary, The Calcutta Stock Exchange Association Limited
3. Luxembourg Stock Exchange

RECEIVED
2004 AUG -1 P 2: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE STOCK EXCHANGE
INWARD SECTION
DATE ... TIME ......

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the company (Target / Reporting Company)	INDIAN PETROCHEMICALS CORPORATION LIMITED
Date of reporting	April 10, 2004
Name of Stock Exchanges where shares of Reporting/ Target Company are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited 3. Calcutta Stock Exchange Association Limited 4. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31(for the year 2004)		As on March 31(for the year 2003)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date fo dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31(for the year 2003-04)		As on March 31(for the year 2002-03)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date fo dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company							(N.A.)		(N.A.)		(N.A.)	
Reliance Petroinvestments Limited	114183787 [b]	46.00	114183787 [a]	46.00	0	0	(N.A.)		(N.A.)		(N.A.)	
Person(s) acting in concert with him												
Reliance Industries Limited	0	0	600	0	-600	0	(N.A.)		(N.A.)		(N.A.)	
Reliance Capital Limited	0	0	100	0	-100	0	(N.A.)		(N.A.)		(N.A.)	
M P Modi	1250	0	1000	0	250	0	(N.A.)		(N.A.)		(N.A.)	
M L Bhakta	50000	0.02	50000	0.02	0	0	(N.A.)		(N.A.)		(N.A.)	
Y P Trivedi	1000	0	1000	0	0	0	(N.A.)		(N.A.)		(N.A.)	
B H Kothari	518	0	10000	0	-9482	0	(N.A.)		(N.A.)		(N.A.)	
V V Haribhakti	259	0	-	-	259	0	(N.A.)		(N.A.)		(N.A.)	
R V Haribhakti	259	0	-	-	259	0	(N.A.)		(N.A.)		(N.A.)	
	11 42 37 073	46.02	11 42 46 487	46.02								

(a) - Includes 7731 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.

(b) - Includes 3435 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited

Place : Mumbai
Date : April 10, 2004

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 26, 2004

The Assistant Vice President
National Stock Exchange of India limited
Exchange plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 052

Sub : Disclosure under regulation 8(3) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

Dear Sir,

Pursuant to Regulation 8(3) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure on the Record Date for payment of dividend for the financial year 2003-04 i.e. May 29, 2004 (last date of the book closure period), for your information and record.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

THE S... EXCHANGE
INV... VERIFIED
DAT... 2/6/04

Encl : As above

Copy to :
1. The Secretary, The Stock Exchange, Mumbai
2. Deputy Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange

Name of the Target / Reporting Company: ...AN PETROCHEMICALS CORPORATION LIMITED

Date of reporting: June 26, 2004

Name of Stock Exchanges where shares of Reporting/Target Company are listed:
1. The Stock Exchange, Mumbai
2. National Stock Exchange of India Limited
3. Calcutta Stock Exchange Association Limited
4. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31(for the year 2004)		As on March 31(for the year 2003)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31(for the year)		As on March 31(for the previous year)		Changes if any between (A) & (B)		As on record date for dividend i.e. May 29, 2004 (last date of book closure)		As on record date for dividend i.e. May 27, 2003 (the beginning date of book closure)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
Promoter(s) or every person	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
having control over a company												
Reliance Petroinvestments Limited	(N.A.)		(N.A.)		(N.A.)		114183787 (a)	46.00	114183787 (a)	46.00	---	---
Person(s) acting in concert with him												
Reliance Industries Limited	(N.A.)		(N.A.)		(N.A.)		0	0	600	0	-600	0
Reliance Capital Limited	(N.A.)		(N.A.)		(N.A.)		0	0	100	0	-100	0
M P Modi	(N.A.)		(N.A.)		(N.A.)		1250	0	1000	0	250	0
M L Bhakta	(N.A.)		(N.A.)		(N.A.)		50000	0.02	50000	0.02	0	0
Y P Trivedi	(N.A.)		(N.A.)		(N.A.)		1000	0	1000	0	0	0
B H Kothari	(N.A.)		(N.A.)		(N.A.)		7018	0	10000	0	-2982	0
V V Haribhakti	(N.A.)		(N.A.)		(N.A.)		259	0	0	0	259	0
R V Haribhakti	(N.A.)		(N.A.)		(N.A.)		259	0	0	0	259	0
							11 42 43 573	46.02	11 42 46 487	46.02	- 2 914	0

(a) - Includes 5697 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.
(b) - Includes 3435 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.

Place : Mumbai
Date : June 26, 2004

For Indian Petrochemicals Corporation Limited

(Shashikant Rao)
Deputy Company Secretary

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat India

Tele (0265) 3067221 / 230
(D) (0265) 3067361
Fax (0265) 3067333

July 28, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Disclosure under Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we enclose herewith disclosure in the prescribed format, based on the disclosure under Regulation 7(1) received from Life Insurance Corporation of India on July 27, 2004 vide their letter dated July 20, 2004, disclosing the equity shares of Indian Petrochemicals Corporation Limited held by them on July 10, 2004.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl: (1) Disclosure under Regulation 7(3);
(2) Disclosure received from Life Insurance Corporation of India under Regulation 7(1).

Copy to :

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai.
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7, Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg.

NSEIL
- 2004
Contents not Verified

30/07/04

NSEIL
Contents not verified

FOR DISCLOSURE IN TERMS OF REGULATIONS 7(3)

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 199_ (Regulations)

Name of the Target company	Indian Petrochemicals Corporation Limited	
Date of reporting	July 21, 2004	
Names of the stock exchanges where the shares of the target company are listed	The Stock Exchange, Mumbai National Stock Exchange of India Limited * Calcutta Stock Exchange Association Limited Luxembourg Stock Exchange	
Details of the acquisition/ sale received in terms of Reg. 7(1) and 7(1A)	Acquisition of 252,070 equity shares	
Names of the acquirers/ sellers and PACs with them	Life Insurance Corporation of India	
Date of Acquisition/ sale	July 10, 2004	
Date of receipt of intimation of allotment by acquirer/ seller	July 10, 2004	
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ interse transfer etc).	Open Market	
Mode of sale (e.g. open market/ MOU/ off market etc.)	N.A.	
Particulars of acquisition/-sale	Number	% w.r.t. total paid up capital of Target Company,
a) Shares / Voting rights (VR) of the acquirer/ seller before acquisition/-sale	1,25,32,572	4.93
b) Shares/ voting rights acquired /-sold	252,070	.10
c) Shares / VR of the acquirer/ seller after acquisition/ sale	1,22,80,502	5.03
Paid up capital/ total voting capital of the target company before the said acquisition	Rs. 2 ,48,22,56,220	
Paid up capital/ total voting capital of the target company after the said acquisition	Rs. 2 ,48,22,56,220	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A).

For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Place : Mumbai
Date : July 28, 2004

(*) **Approval for delisting is awaited.**

भारतीय जीवन बीमा निगम
Life Insurance
Corporation of India

Investment Department, Central Office, 'Yogakshema', Jeevan Bima Marg, Mumbai - 400 021
Tel : (022) 2202 2151/2202 1383 Fax : (022) 2281 0448 /2282 5411

Ref: INV/SEBI/Disclosure/Regulation7 (1) DATE:20/7/04

To,
The Company Secretary,
INDIAN PETROCHEMICALS LTD.,
CORPORATE BUILDING,
P.O. PETROCHEMICAL TOWNSHIP,
BARODA DIST. 391345
GUJARAT

INDIAN PETROCHEMICALS CORPN. LTD.

Dear Sir,

Re : <u>Disclosure Requirement as per SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.</u>

As per the requirement of the Regulation 7 (1) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are informing the shareholding of the Life Insurance Corporation of India as on 10/7/2004, as our holding exceeds 5% of the equity capital of your company in the prescribed format as under.

No. of Shares Held	% of Shares to total Paid up Capital	DP Id	Client Id
12532572	5.03%	IN 300812	10000012.

Kindly acknowledge.

Yours faithfully,

p. Executive Director(Investment).

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	INDIAN PETROCHEMICALS LIMITED	
Name of the acquirer and PAC with the acquirer	LIFE INSURANCE CORPORATION OF INDIA	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	12280502	5.03
b) Shares/ voting rights acquired	252070	.10
c) Shares / VR after acquisition	12532572	4.93
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interse transfer etc).	Open market	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	10/7/2004	
Paid up capital/ total voting capital of the target company before the said acquisition	249.10 CRORES	
Paid up capital/ total voting capital of the target company after the said acquisition	249.10 CRORES	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer/ Authorised Signatory

Place :Mumbai

Date:21.7.2004

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 28, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub: Disclosure under regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Dear Sir,

Pursuant to Regulation 8 (3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the financial year ended March 31, 2005 for your information and record.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: .... TIME: ....

Encl.: As above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

osur etail hare ing t get rtin pan tock nang terr regu 8(3 EBI anti
quisition of Shares & Takeovers) Regulations 19

Name of the company
(Target / Reporting Company) INDIAN PETROCHEMICALS CORPORATION LIMITED

Date of reporting March 31, 2005

Name of Stock Exchanges where shares of Reporting/ Target Company are listed

1. The Stock Exchange, Mumbai
2. National Stock Exchange of India Limited
3. Calcutta Stock Exchange Association Limited*
4. Luxembourg Stock Exchange

(* delisting approval is awaited)

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, 2005 (for the year 2004-05)		As on March 31, 2004 (for the year 2003-04)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2005 (for the year 2004-05)		As on March 31, 2004 (for the year 2003-04)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company Reliance Petroinvestments Limited	114183787 (b)	46.00	114183787 (a)	46.00	0	0	(N.A.)		(N.A.)		(N.A.)	
Person(s) acting in concert with him												
M P Modi	1950	0	1250	0	700	0	(N.A.)		(N.A.)		(N.A.)	
M L Bhakta	54200	0.02	50000	0.02	4200	0	(N.A.)		(N.A.)		(N.A.)	
Y P Trivedi	1000	0	1000	0	0	0	(N.A.)		(N.A.)		(N.A.)	
Ramniklal H. Ambani	2000	0	0	0	2000	0	(N.A.)		(N.A.)		(N.A.)	
B H Kothari	1000	0	518	0	482	0	(N.A.)		(N.A.)		(N.A.)	
	11 42 43 937	46.02	11 42 36 555	46.02								

(a) - Includes 3435 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.
(b) - Includes 3150 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.

Place : Mumbai
Date : April 28, 2005

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 10, 2005

The Assistant Vice President
National Stock Exchange of India limited
Exchange plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 052

Sub : Disclosure under regulation 8(3) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

Dear Sir,

Pursuant to Regulation 8(3) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure as on May 14, 2005, being the first day of the book closure period fixed by the Company for the purpose of declaration of dividend.

You are requested to kindly take the details on record.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE:........ TIME:........

Encl : As above

Copy to :
1. The Secretary, The Stock Exchange, Mumbai
2. Deputy Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange

INDIAN PETROCHEMICALS CORP. LTD.

Disclosure of details of share holding by ta   :porting company to Stock Exchanges, in terms of r   on 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company) — INDIAN PETROCHEMICALS CORPORATION LIMITED

Date of reporting — May 14, 2005

Name of Stock Exchanges where shares of Reporting/ Target Company are listed

1. The Stock Exchange, Mumbai
2. National Stock Exchange of India Limited
3. Calcutta Stock Exchange Association Limited*
4. Luxembourg Stock Exchange

(* delisting approval is awaited)

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, ____ (for the year ____)		As on March 31, ____ (for the year ____)		Changes if any between (A) & (B)		As on record date for dividend i.e. May 14, 2005 (first day of book closure)		As on record date for dividend i.e. May 29, 2004 (last day of book closure)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about *Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg. 8(2)*

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, ____ (for the year ____)		As on March 31, ____ (for the year ____)		Changes if any between (A) & (B)		As on record date for dividend i.e. May 14, 2005 (first day of book closure)		As on record date for dividend i.e. May 29, 2004 (last day of book closure)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person <u>having control over a company</u>												
Reliance Petroinvestments Limited	(N.A.)		(N.A.)		(N.A.)		11,41,83,787 [(b)]	46.00	11,41,83,787 [(a)]	46.00	0	0
Person(s) acting in concert with <u>him</u>												
M P Modi	(N.A.)		(N.A.)		(N.A.)		1,950	0	1,250	0	700	0
M L Bhakta	(N.A.)		(N.A.)		(N.A.)		54,200	0.02	50,000	0.02	4,200	0
Y P Trivedi	(N.A.)		(N.A.)		(N.A.)		1,000	0	1,000	0	0	0
Ramniklal H. Ambani	(N.A.)		(N.A.)		(N.A.)		4,000	0	0	0	4,000	0
B H Kothari	(N.A.)		(N.A.)		(N.A.)		2,000	0	7,018	0	-5,018	0
							114,246,937	46.02	114,243,055	46.02	3 882	0.00

(a) - Includes 3435 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as *permission of RBI* was awaited.

(b) - Includes 3150 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.

Place : Mumbai
Date : June 10, 2005

For Indian Petrochemicals Corporation Limited

SR

(Shashikala Rao)
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 28, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....... 28/4/06 12203

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takevovers) Regualtions, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the financial year ended March 31, 2006, for your information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

'etrochemicals Corporation Limited
C ORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 28, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 051
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

NSEIL
28 APR 2006
Contents not Verified

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takevovers) Regualtions, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the financial year ended March 31, 2006, for your information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Disclosure of de… of sha… …ding … …et / … …ng co… to S… …chan… …term… …egulation 8(3) of SEBI (Substantial A… …uisition of Shares & Takeov… …gulations 1997

Name of the company (Target / Reporting Company)	INDIAN PETROCHEMICALS CORPORATION LIMITED
Date of reporting	March 31, 2006
Name of Stock Exchanges where shares of Reporting/ Target Company are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited 3. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, 2005 (for the year 2004-05) (A)		As on March 31, 2004 (for the year 2003-04) (B)		Changes if any between (A) & (B) (C)		As on record date for dividend (for the year __) (D)		As on record date for dividend (for the year __) (E)		Changes if any between (D) & (E) (F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a cpmpany and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
	As on March 31, 2006 (for the year 2005-06) (A)		As on March 31, 2005 (for the year 2004-05) (B)		Changes if any between (A) & (B) (C)		As on record date for dividend (May 14, 2005) (D)		As on record date for dividend (May 29, 2004) (E)		Changes if any between (D) & (E) (F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company Reliance Petroinvestments Limited	(a) 11 41 83 787	46.00	(a) 11 41 83 787	46.00	0	0	(N.A.)		(N.A.)		(N.A.)	
Person(s) acting in concert with him												
Reliance Industries Limited	600	0.00	0	0.00	600	0.00024	(N.A.)		(N.A.)		(N.A.)	
M P Modi	0	0.00	1950	0.00	-1950	-0.00079	(N.A.)		(N.A.)		(N.A.)	
M L Bhakta	60000	0.02	54200	0.02	5800	0.00234	(N.A.)		(N.A.)		(N.A.)	
Y P Trivedi	1000	0.00	1000	0.00	0	0	(N.A.)		(N.A.)		(N.A.)	
Ramniklal H. Ambani	4900	0.00	2000	0.00	2900	0.00117	(N.A.)		(N.A.)		(N.A.)	
B H Kothari	0	0.00	1000	0.00	-1000	-0.0004	(N.A.)		(N.A.)		(N.A.)	
	11 42 50 287	**46.03**	**11 42 43 937**	**46.02**								

(a) - Includes 3150 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.

(b) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.

Place : Mumbai
Date : April 25, 2006

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 27, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Comple.., [illegible]ra (W)
Mumbai 400 051

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Deputy Secretary
The Calcutta Stock Exchange
Association Limited
7, Lyons Range
Kolkata – 700 001

Sub: Secretarial Audit Report for the quarter ended March 31, 2004

Dear Sir,

We forward herewith the Secretarial Audit Report from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2004 in compliance with the SEBI Circular No. D&CC/FITTC/Cir-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on April 27, 2004.
Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

o/c
Copy to

Société de la bourse de Luxembourg
11, av de la Porte-Neuve
L-2227 Luxembourg

Encl: As Above

RECEIVED
2004 AUG -1 P 2: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Indian Petrochemicals Corporation Ltd (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	March 31, 2004
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited.

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

	Number of Shares	% of Total Issued Cap.
Issued Capital	25 05 33 761	100.000
Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	25 02 26 142	99.877

Held in dematerialised form in CDSL	1 59 73 625	06.376
Held in dematerialised form in NSDL	22 53 02 139	89.929
4 Physical	69 49 858	02.774

Total No. of Shares (12+13+14) 24 82 25 622

16 Reasons for difference if any, between:

a) (10&11): (i)Preferential Allotment to Employees under Public issue not fully availed.
(ii) Shares kept in abeyance in the rights issue

b) (10&15): (i)Preferential Allotment to Employees under Public issue not fully availed.
(ii) Shares kept in abeyance in the rights issue
(iii) Forfeiture &
(iv) Annulment of Forfeited Shares

c) (11&15): (i) Forfeiture &
(ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) YES
if not, updated upto which date NA

DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	78	7 938	Delay in receipt of Physical DRF & Share Certificates from DP
	177	19 282	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**255**	**27 220**	
Pending for more than 21 Days	7	1 072	Non - receipt of Physical DRF & Share Certificates from DP
Total	**7**	**1 072**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ms. Shashikala Rao
Tel (O) : 0265 - 3067 361
Fax (O) : 0265 - 3067 362
Tel (O) : 0265 - 3041 1829
Fax (O) : 0265 - 3041 1069

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Dayal & Lohia
Chartered Accountants
Kamanwala Chambers, 1st Floor,
Office No. 6 & 7, Sir, P M Road,
Fort, Mumbai - 400 001
Tel No: 022 - 56372969 - 2970
Fax No: 022 - 56372949
Name & Regn. No. of the partner :
Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work

if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

te Approval for delisting of the equity shares of the Company have been obtained from Vadodara Stock Exchange Ltd with effect from 22nd March, 2004.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.:31626

ice: Mumbai
Date : 26/4/2004

ANNEXURE-7(b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 19, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended June 30, 2004

We forward herewith the Secretarial Audit Report from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2004 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002.This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. July 19, 2004.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:

1.The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lycons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	June 30, 2004
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above *(as per company records)*	25 02 26 142	99.877

12	Held in dematerialised form in CDSL	73 98 954	02.953
13	Held in dematerialised form in NSDL	23 42 12 109	93.485
14	Physical	66 14 559	02.640

15 Total No. of Shares (12+13+14) — 24 82 25 622

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public Issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public Issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	If not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?

NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	7	629	Delay in receipt of Physical DRF & Share Certificates from DP
	24	3 022	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	31	3 651	
Pending for more than 21 Days	NIL	NIL	NA
Total	0	0	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
Ms. Shashikala Rao Tel (O) : 0222 - 3041 1829 Fax (O) : 0265 - 3041 1069

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Dayal & Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No: 022 - 56372969 - 2970 Fax No: 022 - 56372949 Name & Regn. No. of the partner : Shri C. C. Dayal - 10623

24 Appointment of common agency for share registry work .

If yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

C.C. DAYAL
PARTNER
M. No.:10623

Place: Mumbai
Date : 13/07/2004

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 18, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

NSEIL
Contents not Verified

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended September 30, 2004

We forward herewith the Secretarial Audit Report from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2004 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. October 18, 2004.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2004**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	70 11 517	02.799
13	Held in dematerialised form in NSDL	23 48 10 876	93.724
14	Physical	64 03 229	02.556
15	Total No. of Shares (12+13+14)	24 82 25 622	

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

****** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	If not, updated upto which date	NA
19	Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20	Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	1	43	Delay in receipt of Physical DRF & Share Certificates from DP
	2	390	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**3**	**433**	
Pending for more than 21 Days	3	347	Non receipt of Physical DRF & Share Certificates from DP
Total	**3**	**347**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ms. Shashikala Rao
Tel (O) : 0265 - 3067 361
Fax (O) : 0265 - 3067 362

Ms. Shashikala Rao
Tel (O) : 022 - 3041 1829
Fax (O) : 022 - 3041 1069

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Dayal & Lohia
Chartered Accountants
Kamanwala Chambers, 1st Floor,
Office No. 6 & 7, Sir. P M Road,
Fort, Mumbai - 400 001
Tel No: 022 - 56372969 - 2970
Fax No: 022 - 56372949
Name & Regn. No. of the partner :
Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work

if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 15/10/2004

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 20, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub : Secretarial Audit Report for the quarter ended December 31, 2004

Dear Sir,

We forward herewith the Secretarial Audit Report from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifiying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2004 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of Directors of the Company at its meeting held today i.e. January 20, 2005.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

NSEIL
20 JAN 2005
Contents not Verified

Copy to :

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2004**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

Item	Particulars	Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	72 38 874	02.889
13	Held in dematerialised form in NSDL	23 48 07 212	93.723
14	Physical	61 79 536	02.467
15	Total No. of Shares (12+13+14)	24 82 25 622	

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA
19	Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20	Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	4	423	Delay in receipt of Physical DRF & Share Certificates from DP
	7	650	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**11**	**1 073**	
Pending for more than 21 Days	NIL	NIL	NA
Total	**0**	**0**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ms. Shashikala Rao
Tel (O) : 0265 - 3067 361
Fax (O) : 0265 - 3067 362

Ms. Shashikala Rao
Tel (O) : 022 - 3041 1829
Fax (O) : 022 - 3041 1069

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Dayal & Lohia
Chartered Accountants
Kamanwala Chambers, 1st Floor,
Office No. 6 & 7, Sir. P M Road,
Fort, Mumbai - 400 001
Tel No: 022 - 56372969 - 2970
Fax No: 022 - 56372949
Name & Regn. No. of the partner :
Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work

if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 1 07/1/2003

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 26, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub: Secretarial Audit Report for the quarter ended March 31, 2005

Dear Sir,

We forward herewith the Secretarial Audit Report from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2005 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. April 26, 2005.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: As above

Copy to:

The Secretary, The Stock Exchange, Mumbai

The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata

Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

NSEIL
26 APR 2005
Contents not Verified

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-5/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2005**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

INDIAN PETROCHEMICALS CORP. LTD.

Item	Particulars	Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	62 61 547	02.499
13	Held in dematerialised form in NSDL	23 60 42 750	94.216
14	Physical	59 21 325	02.363
15	Total No. of Shares (12+13+14)	24 82 25 622	

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	10	978	Delay in receipt of Physical DRF & Share Certificates from DP
	3	440	Processed Under NOL
	9	3 164	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**22**	**4 582**	
Pending for more than 21 Days	NIL	NIL	NA
Total	**0**	**0**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
		Ms. Shashikala Rao Tel (O) : 022 - 3032 5229 Fax (O) : 022 - 3032 5129
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia, Chartered Accountants, Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No: 022 - 56372969 - 2970 Fax No: 022 - 56372949 Name & Regn. No. of the partner: Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

INDIAN PETROCHEMICALS CORP. LTD.

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date :

ıdian Petrochemicals Corporation Limited
CORPORATE OFFICE :
 O. Petrochemicals Township,
 st. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 26, 2004

The Assistant Vice President
National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

Sub: Secretarial Audit Report for the quarter ended June 30, 2005

We forward herewith the Secretarial Audit Report dated July 6, 2005 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2005 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on July 26, 2005.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary
o/c

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. The Luxembourg Stock Exchange, Luxembourg

Encl: As above

NSEIL
29 JUL 2005
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India.

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-'/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2005**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

INDIAN PETROCHEMICALS CORP. LTD.

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

Item	Particulars	Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	88 96 990	03.551
13	Held in dematerialised form in NSDL	23 35 84 984	93.235
14	Physical	57 43 648	02.293
15	Total No. of Shares (12+13+14)	24 82 25 622	

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	13	1 515	Processed Under NOL
	3	320	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	16	**1 835**	
Pending for more than 21 Days	NIL	NIL	NA
Total	0	0	

Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
	Ms. Shashikala Rao Tel (O) : 022 - 3032 5229 Fax (O) : 022 - 3032 5129
23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 56372969 - 2970 Fax No.: 022 - 56372949 Name&Regn. No. of the Partner : Shri. Anil Lohia - 31626
24 Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : [illegible] 6 JUL [illegible]

INDIAN PETROCHEMICALS CORP. LTD.

ıdian Petrochemicals Corporation Limited
CORPORATE OFFICE :
O. Petrochemicals Township,
_ist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 26, 2004

The Assistant Vice President
National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

Sub: Secretarial Audit Report for the quarter ended June 30, 2005

We forward herewith the Secretarial Audit Report dated July 6, 2005 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2005 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on July 26, 2005.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Copy to:

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. The Luxembourg Stock Exchange, Luxembourg

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED

INDIAN PETROCHEMICALS CORP. LTD.

Encl: As above

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 25, 2005

The Manager
Listing Department
National Stock Exchange of India Limited
'Exchange Plaza', Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

Sub: Secretarial Audit Report for the quarter ended September 30, 2005

We forward herewith the Secretarial Audit Report dated October 17, 2005 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2005 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on October 25, 2005.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN......
DATE 28/10/05

Copy to:

1. The Secretary, Bombay Stock Exchange Limited, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. The Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Encl: As above

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2005**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

INDIAN PETROCHEMICALS CORP. LTD

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	93 76 365	03.743
13	Held in dematerialised form in NSDL	23 33 10 971	93.126
14	Physical	55 38 286	02.211
15	Total No. of Shares (12+13+14)	24 82 25 622	

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

INDIAN PETROCHEMICALS CORP. LTD.

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	2	86	Delay in receipt of Physical DRF & Share Certificates from DP and Processed under NOL.
	1	50	Delay in receipt of Physical DRF & Share Certificates from DP.
	15	1 602	Processed Under NOL
	3	327	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**21**	**2 065**	
Pending for more than 21 Days	NIL	NIL	NA
Total	**0**	**0**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
	Ms. Shashikala Rao Tel (O) : 022 - 3032 5229 Fax (O) : 022 - 3032 5129
23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 56372969 - 2970 Fax No.: 022 - 56372949 Name&Regn. No. of the Partner : Shri. Anil Lohia - 31626
24 Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 17/10/2005

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 19, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Sir,

Sub: Secretarial Audit Report for the quarter ended December 31, 2005

We forward herewith the Secretarial Audit Report dated January 12, 2006 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2005 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on January 19, 2006.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

NSEIL
19 JAN 2006
Contents not Verified

Copy to:

The Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

Encl: As above

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. **Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2005**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai * 3. The Calcutta Stock Exchange Association Limited

* Approval for delisting is awaited

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 ▢ fax: 91-22-5637 2949 ▢ e-mail: contact@dayalandlohia.com

INDIAN PETROCHEMICALS CORP. LTD.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	99 83 433	03.985
13	Held in dematerialised form in NSDL	23 29 48 964	92.981
14	Physical	52 93 225	02.113
15	Total No. of Shares (12+13+14)	24 82 25 622	

16 Reasons for difference if any, between:

a) (10&11): (i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue

b) (10&15): (i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares

c) (11&15): (i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	2	143	Delay in receipt of Physical DRF & Share Certificates from DP.
	16	1 426	Processed Under NOL
	12	3 282	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**30**	**4 851**	
Pending for more than 21 Days	NIL	NIL	NA
Total	**0**	**0**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
	Ms. Shashikala Rao Tel (O) : 022 - 2278 5229 Fax (O) : 022 - 3032 5129
23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 56372969 - 2970 Fax No.: 022 - 56372949 Name&Regn. No. of the Partner : Shri. Anil Lohia - 31626
24 Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 12/01/2006

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 25, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel: 2659 8100, Fax 2659 8120

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Tel: 2272 1234, Fax 2272 2037

Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing

Sir,

Sub: Secretarial Audit Report for the quarter ended March 31, 2006

We forward herewith the Secretarial Audit Report dated April 11, 2006 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on April 25, 2006.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Copy to:

The Luxembourg Stock Exchange, Luxembourg

Encl: As above

BOMBAY STOCK EXCHANGE LIMITED INWARD SECTION 25/4/06

INDIAN PETROCHEMICALS CORP. LTD.

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Indian Petrochemicals Corporation Ltd (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	March 31, 2006
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	71 34 610	02.848
13	Held in dematerialised form in NSDL	23 60 02 258	94.200
14	Physical	50 88 754	02.031
15	Total No. of Shares (12+13+14)	24 82 25 622	

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

INDIAN PETROCHEMICALS CORP. LTD.

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	1	200	Delay in receipt of Physical DRF & Share Certificates from DP.
	22	2 831	Processed Under NOL
	1	1 550	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**24**	**4 581**	
Pending for more than 21 Days	1	86	Non - receipt of Physical DRF & Share Certificates from DP.
Total	1	86	

INDIAN PETROCHEMICALS CORP. LTD.

DAYAL AND LOHIA MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
		Ms. Shashikala Rao Tel (O) : 022 - 2278 5229 Fax (O) : 022 - 2278 5129
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 56372969 - 2970 Fax No.: 022 - 56372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034.

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company's application for voluntary delisting to Calcutta Stock Exchange Association Limited has been approved with effect from 12th January, 2006.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 11.4.2006

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 25, 2006

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel: 2659 8100, Fax 2659 8120

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Tel: 2272 1234, Fax 2272 2037

Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing

NSEIL
Verified

Sir,

Sub: Secretarial Audit Report for the quarter ended March 31, 2006

We forward herewith the Secretarial Audit Report dated April 11, 2006 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on April 25, 2006.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Deputy Company Secretary

Copy to:

The Luxembourg Stock Exchange, Luxembourg

Encl: As above

INDIAN PETROCHEMICALS CORP. LTD.

CORPORATE OFFICE :
P O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067221 230
(D) (0265) 3067361
Fax (0265) 3067333

OIC

July 10, 2004

The Asst. Vice President
National Stock Exchange of India Limited
Exchange Plaza
Bandra- Kurla Complex
Bandra (West)
Mumbai 400 051

Sir,

Sub : Compliance of Clause 49 of the Listing Agreement – Quarterly Compliance Report – June 30, 2004

In compliance with Clause 49 of the Listing Agreement, we send herewith Compliance Report for the quarter ended June 30, 2004 in the format prescribed by the Exchange for information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl : as above

Copy to:
1. The Secretary, The Stock Exchange, Mumbai
2. Deputy Secretary, The Calcutta Stock Exchange Association Limited
3. Luxembourg Stock Exchange

NSEIL
Contents not Verified

NSEIL
12 JUL 2004
Contents not Verified

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara, 391 346

Quarterly Compliance Report on Corporate Governance
For The Quarter Ended on June 30, 2004

Particulars	Clause of Listing Agreement	Compliance Status (Yes/No)	Remarks
Board of Directors	49 I	Yes	
Audit Committee	49 II	Yes	The Committee has been duly constituted. The Committee on an ongoing basis reviews the scope of activities referred to it by the Board of Directors.
Shareholders'/Investors Grievance Committee	49 VI (C)	Yes	The Committee meets periodically and looks into investors' grievances.
muneration of Directors	49 III	Yes	
Board Procedures	49 IV	Yes	Compliance is done on an ongoing basis.
Management	49 V	Yes	Management Discussion and Analysis report for the year ended March 31, 2004 forms part of the Annual Report of the Company for the year 2003-04.
Shareholders	49 VI	Yes	The requisite information about directors re-appointed at the 35th Annual General Meeting has been furnished in the Annual report for the year 2003-04.
eport on Corporate overnance	49 VII	Yes	Report on Corporate Governance for the year ended March 31, 2004 forms part of the Annual Report of the Company for the year 2003-04.

for **INDIAN PETROCHEMICALS CORPORATION LIMITED**

Shashikala Rao
Authorised Signatory

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067221 - 230
(D) (0265) 3067361
Fax (0265) 3067333

October 11, 2004

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sir,

Sub: Clause 49 of the listing Agreement – Quarterly Compliance Report – September 30, 2004

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended September 30, 2004 in the format prescribed by the Exchange for information and record.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Deputy Company Secretary

Encl :as above

Copy to:

1. The Secretary, The Stock Exchange, Phiroze Jejeebhoy Towers, Dalal Street, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, 7-Lyons Range, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

NSEIL
12 OCT 2004
Contents not Verified

12/10/04

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara, 391 346

Quarterly Compliance Report on Corporate Governance For The Quarter Ended on September 30, 2004

Particulars	Clause of Listing Agreement	Compliance Status (Yes/No)	Remarks
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	The Committee has been duly constituted. The Committee on an ongoing basis reviews the scope of activities referred to it by the Board of Directors.
Shareholders'/Investors' Grievance Committee	49 VI (C)	Yes	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	Yes	-
Board Procedures	49 IV	Yes	Compliance is done on an ongoing basis.
Management	49 V	Yes	Management Discussion and Analysis report for the year ended March 31, 2004 forms part of the Annual Report of the Company for the year 2003-04.
Shareholders	49 VI	Yes	The requisite information about directors re-appointed at the 35th Annual General Meeting has been furnished in the Annual report for the year 2003-04.
Report on Corporate Governance	49 VII	Yes	Report on Corporate Governance for the year ended March 31, 2004 forms part of the Annual Report of the Company for the year 2003-04.

for **INDIAN PETROCHEMICALS CORPORATION LIMITED**

Shashikala Rao
Deputy Company Secretary

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067221 - 230
(D) (0265) 3067361
Fax (0265) 3067333

January 14, 2005

The Assistant Vice President
The National Stock Exchange of India Limited
Exchange Plaza, Plot No. c/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Sub : Clause 49 of the Listing Agreement – Quarterly Compliance Report – December 31, 2004

Dear Sir,

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended December 31, 2004 in the format prescribed by the Exchange for information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

NSEIL
14 JAN 2005
Contents not Verified

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara, 391 346

Quarterly Compliance Report on Corporate Governance For The Quarter Ended on December 31, 2004

Particulars	Clause of Listing Agreement	Compliance Status (Yes/No)	Remarks
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board of Directors.
Shareholders /Investors' Grievance Committee	49 VI (C)	Yes	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	Yes	Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the remuneration payable to the Whole-time Director of the Company.
Board Procedures	49 IV	Yes	Compliances are met / shall be met on a continuous basis.
Management	49 V	Yes	Management Discussion and Analysis report for the year ended March 31, 2004 forms part of the Annual Report of the Company for the year 2003-04. For the current financial year, it will be furnished in the Annual Report for the year ended March 31, 2005.
Shareholders	49 VI	Yes	The requisite information is being provided to Shareholders as prescribed and other compliances are done on an ongoing basis.
Report on Corporate Governance	49 VII	Yes	Report on Corporate Governance for the year ended March 31, 2004 forms part of the Annual Report of the Company for the year 2003-04. For the current financial year, it will be furnished in the Annual Report for the year ended March 31, 2005.

for **INDIAN PETROCHEMICALS CORPORATION LIMITED**

Shashikala Rao
Deputy Company Secretary

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 14, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Clause 49 of the Listing Agreement - Quarterly Compliance Report-
March 31, 2005

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended March 31, 2005 in the format prescribed by the Exchange for information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl :as above

Copy to:
1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

NSEIL
1 2005
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara, 391 346

Quarterly Compliance Report on Corporate Governance For The Quarter Ended on March 31, 2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes/No)	Remarks
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board of Directors.
Shareholders'/Investors' Grievance Committee	49 VI (C)	Yes	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	Yes	Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the remuneration payable to the Whole-time Director of the Company.
Board Procedures	49 IV	Yes	Compliances are met / shall be met on a continuous basis.
Management	49 V	Yes	Management Discussion and Analysis report for the year ended March 31, 2005 shall be furnished in the Annual Report of the Company for the year 2004-05
Shareholders	49 VI	Yes	The requisite information is being provided to Shareholders as prescribed and other compliances are done on an ongoing basis.
Report on Corporate Governance	49 VII	Yes	Report on Corporate Governance for the year 2004-05 shall be furnished in the Annual Report of the Company for the year 2004-05.

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 15, 2005

The Asst. Vice President
The National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report – June 30, 2005

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended June 30, 2005 in the format prescribed by the Exchange for information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:
1. The Secretary, The Stock Exchange, Mumbai
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

NSEIL
18 JUL 2005
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara, 391 346

Quarterly Compliance Report on Corporate Governance For The Quarter Ended on June 30, 2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes/No)	Remarks
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board of Directors.
Shareholders'/Investors' Grievance Committee	49 VI (C)	Yes	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	Yes	Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the remuneration payable to the Whole-time Director of the Company.
Board Procedures	49 IV	Yes	Compliances are met / shall be met on a continuous basis.
Management	49 V	Yes	Management's Discussion and Analysis report for the year ended March 31, 2005 has been furnished in the Annual Report of the Company for the year 2004-05. Management's Discussion and Analysis report for the year ended March 31, 2006 shall be furnished in the Annual Report of the Company for the year 2005-06.
Shareholders	49 VI	Yes	The requisite information is being provided to Shareholders as prescribed and other compliances are done on an ongoing basis.
Report on Corporate Governance	49 VII	Yes	Report on Corporate Governance for the year ended March 31, 2005 has been furnished in the Annual Report of the Company for the year 2004-05. Report on Corporate Governance for the year ended March 31, 2006 shall be furnished in the Annual Report of the Company for the year 2005-06.

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391.345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

October 13, 2005

The Assistant Vice President,
The National Stock Exchange of India Limited,
Exchange Plaza,
Bandra-Kurla Complex, Bandra (East),
Mumbai 400051.

N S E I L
14 OCT 2005
Contents not Verified

Sir,

Sub: Clause 49 of the Listing Agreement - Quarterly Compliance Report - September 30, 2005

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended September 30, 2005 in the format prescribed by the Exchange for information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl. : As Above

Copy to :

1. The Secretary, Bombay Stock Exchange Limited
2. The Secretary, The Calcutta Stock Exchange Association Limited, Kolkata
3. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara, 391 346

Quarterly Compliance Report on Corporate Governance
For The Quarter Ended on September 30, 2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes/No)	Remarks
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board of Directors.
Shareholders'/Investors' Grievance Committee	49 VI (C)	Yes	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	Yes	Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the remuneration payable to the Whole-time Director of the Company.
Board Procedures	49 IV	Yes	Compliances are met / shall be met on a continuous basis.
Management	49 V	Yes	Management's Discussion and Analysis report for the year ended March 31, 2006 shall be furnished in the Annual Report of the Company for the year 2005-06.
Shareholders	49 VI	Yes	The requisite information is being provided to Shareholders as prescribed and other compliances are done on an ongoing basis.
Report on Corporate Governance	49 VII	Yes	Report on Corporate Governance for the year ended March 31, 2006 shall be furnished in the Annual Report of the Company for the year 2005-06.

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

January 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range
Calcutta - 700 001

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- December 31, 2005

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended December 31, 2005 in the new format prescribed by the Exchange for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORP. LTD.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.........
12/1/06

Quarterly Compliance Report on Corporate Governance

Name of the Company : Indian Petrochemicals Corporation Limited

Quarter ending on : December 31, 2005

	Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	All Board Members and Senior Management shall affirm compliance with the Code after the year ending i.e. on March 31, 2006. Declaration to this effect signed by CEO /CFO will be made in the Annual Report of the Company for 2005-06
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management Discussion and Analysis Report for the year 2005-06 will be included in the Annual Report for 2005-06.
(F)	Shareholders	49 (IV F)	Yes	–

V.	**CEO/CFO Certification**	49 (V)	Yes	The Financial Statements as on March 31, 2006 will be certified by CEO/CFO as required.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Report on Corporate Governance furnishing the information as required will be included in the Annual Report for 2005-06.
VII.	**Compliance**	49 (VII)	Yes	1. The Company shall obtain a certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2006 which will be annexed to the Directors' Report. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements shall be made in the section on Corporate Governance in the Annual Report.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 13, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- March 31, 2006

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended March 31, 2006 for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.........13/4/06

INDIAN PETROCHEMICALS CORP. LTD.

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Indian Petrochemicals Corporation Limited**

Quarter ending on : **March 31, 2006**

	Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	Declaration by the CEO to the effect that annual affirmation of compliance with the Code of Conduct by Board Members and Senior Management has been received, will be made in the Annual Report of the Company for 2005-06.
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management Discussion and Analysis Report for the year 2005-06 will be included in the Annual Report for 2005-06.
(F)	Shareholders	49 (IV F)	Yes	–
V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO regarding the financial statements, financial

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited

				reporting and internal controls shall be made in the financial statements for 2005-06.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Report on Corporate Governance furnishing the requisite information will be included in the Annual Report for 2005-06.
VII.	**Compliance**	49 (VII)	Yes	1. The Company shall obtain a certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2006 which will be annexed to the Directors' Report. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements shall be made in the section on Corporate Governance in the Annual Report.

Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

April 13, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- March 31, 2006

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended March 31, 2006 for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

NSEIL
13 APR 2006
Contents not Verified

INDIAN PETROCHEMICALS CORP. LTD.